Form 10-K, Exhibit 13
period 2009-06-30
PROVIDENT FINANCIAL HOLDINGS INC
filed 2009-09-14
CIK 1010470

Exhibit 13

2009 Annual Report

Message From the Chairman

Dear Shareholders:

I am pleased to forward our Annual Report for fiscal 2009, which describes a very difficult year for the Company.  For the year ended 2009, we reported a net loss of $7.4 million, or a loss of $1.20 per diluted share, significantly lower than the small net income last year and which reflects current challenges facing the financial services industry.  Last year in this message, I described that fiscal 2008 was the most demanding operating environment in memory, made difficult by the poor economic conditions and deterioration of credit quality.  While true, it turns out that fiscal 2009 was even more difficult, requiring unprecedented actions by the U.S. Department of the Treasury and Federal Reserve to blunt a financial disaster not experienced since the Great Depression.  The Company has fared better than some competitors but worse than others making it clear to me that we have much to do to improve our financial results in what will probably be another challenging fiscal year for the Company.
Last year, since we forecast the protracted and difficult operating environment to continue into fiscal 2009, the fiscal 2009 initiatives became relatively clear when we were preparing our fiscal 2009 Business Plan.  For the Bank, our Business Plan was prepared to preserve capital, limit asset growth and maintain the Bank’s “well-capitalized” regulatory capital designation.  For Provident Bank Mortgage, the primary goal was to return the division to profitable operations.
Although fiscal 2009 was very difficult, I am pleased to report that we succeeded in connection with all of the Provident Bank initiatives.  Specifically, capital declined by a modest 7% in spite of a very large increase in the provision for loan losses, total assets declined by $52.8 million and the Bank maintained the “well-capitalized” regulatory capital designation throughout the fiscal year.
Just as important, Provident Bank Mortgage returned to profitable operations in fiscal 2009 which helped offset unprofitable community banking results.  PBM operating results steadily improved throughout the fiscal year and were helped along by very low mortgage interest rates and an improvement in secondary market liquidity, which was a byproduct of the aggressive actions taken by the Treasury and Federal Reserve.

Provident Bank
I previously described that our fiscal 2010 outlook is guarded since the current operating environment is very challenging.  Therefore, we have prepared our Business Plan to preserve capital, deleverage the balance sheet and maintain the Bank’s “well-capitalized” regulatory capital designation, not unlike our fiscal 2009 strategies.
The single most significant matter facing the Bank remains asset quality.  We have dedicated a significant number of resources to deal with asset quality issues and expect that we will be unable to reduce those resources for the foreseeable future nor is it wise for us to do so.  We remain committed to quickly identifying any problem loans within the loans held for investment portfolio, to timely record any related losses that we may experience, and to quickly dispose of the resultant real estate owned.

Provident Bank Mortgage
Fiscal 2009 turned out to be the recovery year for our mortgage banking business which steadily improved through the fiscal year leading to profitable operations in the third and fourth quarters.  The improvement was the result of our specific changes to the operating model completed in prior fiscal years and a return to higher loan volumes resulting from lower interest rates.  Loan sale margins also improved to historically profitable levels, the result of fewer competitors in the mortgage banking business given the decline in the industry during the past few years.  Our improved outlook for mortgage banking in fiscal 2010 is formulated from our expectations that mortgage interest rates will likely remain at very low levels (from a historical perspective) and competitors will be slow to enter the market as a result of the global credit crisis which has significantly reduced the operating liquidity available to fund a mortgage banking business.

A Final Word
I began my message by describing that fiscal 2009 was a very difficult year for the Company and that the poor current operating environment suggests fiscal 2010 will be a challenging year as well.  Recognizing the difficulties ahead, I am committed to taking the necessary actions in fiscal 2010 to assure the Company’s strong

Message From the Chairman

foundation and future growth opportunities which we anticipate will develop once the operating environment becomes more favorable.  We must not forget that the strength of the Company’s franchise is inextricably linked to the customers we have served in Riverside (and surrounding communities) since 1956 when the Company was founded.  Those customer relationships developed over these many years will survive the current environment and provide the impetus for future growth.  In the near-term, however, we will be making the difficult decisions necessary to navigate the stressed operating environment and to satisfy the constituencies we serve; depositors, borrowers, shareholders, employees and regulators.

Sincerely,

/s/ Craig G. Blunden
Craig G. Blunden
Chairman, President and
Chief Executive Officer

Message From the Chairman

Message From the Chairman

Message From the Chairman

Financial Highlights

The following tables set forth information concerning the consolidated financial position and results of operations of the Corporation and its subsidiary at the dates and for the periods indicated.

	At or For The Year Ended June 30,
	2009	2008	2007	2006	2005
(In Thousands, Except Per Share Information )

FINANCIAL CONDITION DATA:
Total assets	$ 1,579,613	$ 1,632,447	$ 1,648,923	$ 1,624,452	$ 1,634,690
Loans held for investment, net	1,165,529	1,368,137	1,350,696	1,264,979	1,134,473
Loans held for sale, at fair value	135,490	-	-	-	-
Loans held for sale, at lower of cost or market	10,555	28,461	1,337	4,713	5,691
Receivable from sale of loans	-	-	60,513	99,930	167,813
Cash and cash equivalents	56,903	15,114	12,824	16,358	25,902
Investment securities	125,279	153,102	150,843	177,189	232,432
Deposits	989,245	1,012,410	1,001,397	921,279	923,670
Borrowings	456,692	479,335	502,774	546,211	560,845
Stockholders’ equity	114,910	123,980	128,797	136,148	122,965
Book value per share	18.48	19.97	20.20	19.47	17.68

OPERATING DATA:
Interest income	$ 85,924	$ 95,749	$ 100,968	$ 86,627	$ 75,495
Interest expense	42,156	54,313	59,245	42,635	33,048
Net interest income	43,768	41,436	41,723	43,992	42,447
Provision for loan losses	48,672	13,108	5,078	1,134	1,641
Net interest (expense) income after provision	(4,904)	28,328	36,645	42,858	40,806
Loan servicing and other fees	869	1,776	2,132	2,572	1,675
Gain on sale of loans, net	16,971	1,004	9,318	13,481	18,706
Deposit account fees	2,899	2,954	2,087	2,093	1,789
Net gain on sale of investment securities	356	-	-	-	384
Net gain on sale of real estate held for investment	-	-	2,313	6,335	-
(Loss) gain on sale and operations of real estate owned acquired in the settlement of loans, net	(2,469)	(2,683)	(117)	20	-
Other non-interest income	1,583	2,160	1,828	1,708	1,864
Operating expenses	29,980	30,311	34,631	33,755	33,341
(Loss) income before income taxes	(14,675)	3,228	19,575	35,312	31,883
(Benefit) provision for income taxes	(7,236)	2,368	9,124	15,676	14,077
Net (loss) income	$ (7,439)	$ 860	$ 10,451	$ 19,636	$ 17,806
Basic (loss) earnings per share	$ (1.20)	$ 0.14	$ 1.59	$ 2.93	$ 2.68
Diluted (loss) earnings per share	$ (1.20)	$ 0.14	$ 1.57	$ 2.82	$ 2.49
Cash dividend per share	$ 0.16	$ 0.64	$ 0.69	$ 0.58	$ 0.52

Financial Highlights

	At or For The Year Ended June 30,
	2009	2008	2007	2006	2005

KEY OPERATING RATIOS:

Performance Ratios
(Loss) return on average assets	(0.47)%	0.05%	0.61%	1.24%	1.19%
(Loss) return on average stockholders’ equity	(6.20)	0.68	7.77	15.02	15.33
Interest rate spread	2.68	2.36	2.23	2.64	2.80
Net interest margin	2.86	2.61	2.51	2.86	2.95
Average interest-earning assets to average interest-bearing liabilities	106.62	107.35	107.72	107.99	106.65
Operating and administrative expenses as a percentage of average total assets	1.90	1.87	2.03	2.13	2.24
Efficiency ratio (1)	46.86	64.98	58.42	48.08	49.86
Stockholders’ equity to total assets ratio	7.27	7.59	7.81	8.38	7.52
Dividend payout ratio	NM	457.14	43.95	20.57	20.88

Regulatory Capital Ratios
Tangible capital	6.88%	7.19%	7.62%	8.08%	6.56%
Tier 1 leverage capital	6.88	7.19	7.62	8.08	6.56
Total risk-based capital	13.05	12.25	12.49	13.37	11.21
Tier 1 risk-based capital	11.78	10.99	11.39	12.36	10.29

Asset Quality Ratios
Non-performing loans as a percentage of loans held for investment, net	6.16%	1.70%	1.18%	0.20%	0.05%
Non-performing assets as a percentage of total assets	5.59	1.99	1.20	0.16	0.04
Allowance for loan losses as a percentage of gross loans held for investment	3.75	1.43	1.09	0.81	0.81
Allowance for loan losses as a percentage of non-performing loans	63.28	85.79	93.32	407.71	1,561.86
Net charge-offs to average loans receivable, net	1.72	0.58	0.04	-	-

(1)	Non-interest expense as a percentage of net interest income, before provision for loan losses, and non-interest income.

Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders will be held at the Riverside Art Museum at 3425 Mission Inn Avenue, Riverside, California on Tuesday, November 24, 2009 at 9:00 a.m. (Pacific).  A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders.

CORPORATE OFFICE

Provident Financial Holdings, Inc.
3756 Central Avenue
Riverside, CA 92506
(951) 686-6060

INTERNET ADDRESS

www.myprovident.com

SPECIAL COUNSEL

Breyer & Associates PC
8180 Greensboro Drive, Suite 785
McLean, VA 22102
(703) 883-1100

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
350 South Grand Avenue, Suite 200
Los Angeles, CA 90071-3462
(213) 688-0800

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(908) 497-2300

MARKET INFORMATION

Provident Financial Holdings, Inc. is traded on the NASDAQ Global Select Market under the symbol PROV.

Shareholder Information

FINANCIAL INFORMATION

Requests for copies of the Form 10-K and Forms 10-Q filed with the Securities and Exchange Commission should be directed in writing to:

Donavon P. Ternes
Chief Operating Officer and Chief Financial Officer
Provident Financial Holdings, Inc.
3756 Central Avenue
Riverside, CA 92506

CORPORATE PROFILE

Provident Financial Holdings, Inc. (the “Corporation”), a Delaware corporation, was organized in January 1996 for the purpose of becoming the holding company for Provident Savings Bank, F.S.B. (the “Bank”) upon the Bank’s conversion from a federal mutual to a federal stock savings bank (“Conversion”).  The Conversion was completed on June 27, 1996.  The Corporation does not engage in any significant activity other than holding the stock of the Bank.  The Bank serves the banking needs of select communities in Riverside and San Bernardino Counties and has mortgage lending operations in Southern and Northern California.

Board of Directors and Senior Officers

Board of Directors	Senior Officers

Joseph P. Barr, CPA	Provident Financial Holdings, Inc.
Principal
Swenson Accountancy Corporation	Craig G. Blunden
Chairman, President and CEO
Bruce W. Bennett
President	Donavon P. Ternes
Community Care & Rehabilitation Center	Chief Operating Officer
Chief Financial Officer
Craig G. Blunden	Corporate Secretary
Chairman, President and CEO
Provident Bank	Provident Bank

Debbi H. Guthrie	Craig G. Blunden
Private Investor	Chairman, President and CEO

Robert G. Schrader	Richard L. Gale
Retired Executive Vice President and COO	Senior Vice President
Provident Bank	Provident Bank Mortgage

Roy H. Taylor	Kathryn R. Gonzales
Chief Executive Officer	Senior Vice President
Hub International of California	Retail Banking
Insurance Services, Inc.
Lilian Salter
William E. Thomas	Senior Vice President
Principal	Chief Information Officer
William E. Thomas, Inc.,
A Professional Law Corporation	Donavon P. Ternes
Executive Vice President
Chief Operating Officer
Chief Financial Officer
Corporate Secretary

David S. Weiant
Senior Vice President
Chief Lending Officer

Provident Locations

RETAIL BANKING CENTERS	WHOLESALE OFFICES

Blythe	Pleasanton
350 E. Hobson Way	5934 Gibraltar Drive, Suite 102
Blythe, CA 92225	Pleasanton, CA 94588

Canyon Crest	Rancho Cucamonga
5225 Canyon Crest Drive, Suite 86	10370 Commerce Center Drive, Suite 200
Riverside, CA 92507	Rancho Cucamonga, CA 91730

Corona	RETAIL OFFICES
487 Magnolia Avenue, Suite 101
Corona, CA 92879	Glendora
1200 E. Route 66, Suite 102
Corporate Office	Glendora, CA 91740
3756 Central Avenue
Riverside CA 92506	Indiana Avenue
7111 Indiana Avenue, Suite 200
Downtown Business Center	Riverside, CA 92504
4001 Main Street
Riverside, CA 92501	Riverside
6529 Riverside Avenue, Suite 160
Hemet	Riverside, CA 92506
1690 E. Florida Avenue
Hemet, CA 92544

Iris Plaza
16110 Perris Boulevard, Suite K
Moreno Valley, CA 92551

La Sierra
3312 La Sierra Avenue, Suite 105
Riverside, CA 92503

Moreno Valley
12460 Heacock Street
Moreno Valley, CA 92553

Orangecrest
19348 Van Buren Boulevard, Suite 119
Riverside, CA 92508

Rancho Mirage
71-991 Highway 111
Ranch Mirage, CA 92270

Redlands
125 E. Citrus Avenue
Redlands, CA 92373

Sun City
27010 Sun City Boulevard
Sun City, CA 92586

Temecula
40325 Winchester Road
Temecula, CA 92591

Customer Information 1-800-442-5201 or www.myprovident.com

Corporate Office
3756 Central Avenue, Riverside, CA 92506
(951) 686-6060

www.myprovident.com

NASDAQ Global Select Market - PROV