Form 10-K, Exhibit 13
period 2010-06-30
PROVIDENT FINANCIAL HOLDINGS INC
filed 2010-09-13
CIK 1010470

EXHIBIT 13

2010 Annual Report to Stockholders

2010 Annual Report

Message From the Chairman

Dear Shareholders:

I am pleased to forward our Annual Report.  For the fiscal year ended 2010, we reported net income of $1.1 million, or $0.13 per diluted share, significantly better than the $7.4 million net loss last year.  At first glance, the modest earnings for fiscal 2010 may seem unremarkable or even disappointing unless considered within the larger context of the distressed banking environment and poor general economic climate.  The year turned out to be as challenging as we anticipated but we were largely able to overcome the difficulties we faced.  Credit quality improved from fiscal 2009 and we capitalized on mortgage banking opportunities resulting from the historically low mortgage interest rates precipitated by the unprecedented actions of the Department of the Treasury and Federal Reserve in response to the very poor economic climate.  The lower provision for loan losses in fiscal 2010 in comparison to fiscal 2009 and meaningful gain on sale of loans led the way for our return to profitability.
Last year, when we were completing our fiscal 2010 Business Plan, we painstakingly deliberated over the initiatives necessary to overcome the difficult operating environment that we were forecasting for fiscal 2010.  For the Bank, our Business Plan focused on enhancing and preserving capital, deleveraging the balance sheet, addressing asset quality issues head-on and maintaining the Bank’s “well-capitalized” regulatory capital designation.  For Provident Bank Mortgage, the primary goal was to capture more loan origination volume consistent with our forecast of improving mortgage banking operating conditions.
I am pleased to report that we succeeded in connection with all of these initiatives.  Specifically, the Company’s capital increased by 11%, largely the result of the follow-on public stock offering completed in December 2009 during what can best be described as “very difficult equity market conditions”; total assets declined by 11%; non-performing assets declined by 17%; and the Bank maintained the “well-capitalized” regulatory capital designation throughout the fiscal year.
Just as important, in fiscal 2010, Provident Bank Mortgage originated over $1.8 billion of loans for sale, the best year in our 54 year history in terms of loan origination volume.  Mortgage banking earnings were paramount in our fiscal 2010 turnaround and more than sufficient to offset legacy mortgage banking costs associated with loans originated and sold during the boom years of the single-family housing cycle.

Provident Bank
Our fiscal 2011 outlook is less guarded than last year at this time but the current operating environment is still very challenging.  Therefore, we have once again prepared our Business Plan with the goals of preserving capital, slightly deleveraging the balance sheet and maintaining the Bank’s “well-capitalized” regulatory capital designation, not unlike our fiscal 2010 initiatives, although we do not foresee a significant decline in total assets from current levels.
The single most significant matter facing the Bank remains asset quality.  We have dedicated a significant amount of resources to deal with asset quality issues and believe we can make further progress in reducing non-performing assets from current levels provided the lackluster economic recovery gains some strength.  We remain committed to quickly identifying any problem loans within the loans held for investment portfolio, to timely record any related losses that we may experience, and to quickly dispose of the resultant real estate owned.

Provident Bank Mortgage
To date, fiscal 2011 has been stronger than last year and very good mortgage banking fundamentals are in place.  Mortgage interest rates have remained at very low levels (from a historical perspective) and competitors have been slow to enter the market as a result of the reduced operating liquidity available to fund a mortgage banking business coupled with the uncertain regulatory environment.  We invested heavily in fiscal 2010 to increase our mortgage banking staffing levels and begin fiscal 2011 with a full complement of professionals augmenting our ability to maintain loan origination volumes at historically high levels for our Company.

A Final Word
I began my message by describing that I was pleased with our modest earnings for fiscal 2010 because it represents a turnaround from our poor results in fiscal 2009 and, possibly, the beginning of a more favorable banking

Message From the Chairman

environment with fewer legacy costs sapping the Company’s financial and management resources.  Although I am somewhat more optimistic, it does not mean that we will not face future difficulties, as we surely will, particularly if the poor economic climate persists longer than anticipated.  We will continue to take the necessary actions in fiscal 2011, similar to prior years, concentrating our efforts on credit risk management and reinforcing the foundation for the Company’s future growth once the economic climate becomes more favorable.

Sincerely,

/s/ Craig G. Blunden
Craig G. Blunden
Chairman, President and
Chief Executive Officer

Message From the Chairman

Financial Highlights

The following tables set forth information concerning the consolidated financial position and results of operations of the Corporation and its subsidiary at the dates and for the periods indicated.

	At or For The Year Ended June 30,
	2010	2009	2008	2007	2006
(In Thousands, Except Per Share Information )

FINANCIAL CONDITION DATA:
Total assets	$ 1,399,401	$ 1,579,613	$ 1,632,447	$ 1,648,923	$ 1,624,452
Loans held for investment, net	1,006,260	1,165,529	1,368,137	1,350,696	1,264,979
Loans held for sale, at fair value	170,255	135,490	-	-	-
Loans held for sale, at lower of cost or market	-	10,555	28,461	1,337	4,713
Receivable from sale of loans	-	-	-	60,513	99,930
Cash and cash equivalents	96,201	56,903	15,114	12,824	16,358
Investment securities	35,003	125,279	153,102	150,843	177,189
Deposits	932,933	989,245	1,012,410	1,001,397	921,279
Borrowings	309,647	456,692	479,335	502,774	546,211
Stockholders’ equity	127,744	114,910	123,980	128,797	136,148
Book value per share	11.20	18.48	19.97	20.20	19.47

OPERATING DATA:
Interest income	$ 70,163	$ 85,924	$ 95,749	$ 100,968	$ 86,627
Interest expense	30,585	42,156	54,313	59,245	42,635
Net interest income	39,578	43,768	41,436	41,723	43,992
Provision for loan losses	21,843	48,672	13,108	5,078	1,134
Net interest income (expense) after provision	17,735	(4,904)	28,328	36,645	42,858
Loan servicing and other fees	797	869	1,776	2,132	2,572
Gain on sale of loans, net	14,338	16,971	1,004	9,318	13,481
Deposit account fees	2,823	2,899	2,954	2,087	2,093
Net gain on sale of investment securities	2,290	356	-	-	-
Net gain on sale of real estate held for investment	-	-	-	2,313	6,335
Gain (loss) on sale and operations of real estate owned acquired in the settlement of loans, net	16	(2,469)	(2,683)	(117)	20
Other non-interest income	1,995	1,583	2,160	1,828	1,708
Operating expenses	38,139	29,980	30,311	34,631	33,755
Income (loss) before income taxes	1,855	(14,675)	3,228	19,575	35,312
Provision (benefit) for income taxes	740	(7,236)	2,368	9,124	15,676
Net income (loss)	$ 1,115	$ (7,439)	$ 860	$ 10,451	$ 19,636
Basic earnings (loss) per share	$ 0.13	$ (1.20)	$ 0.14	$ 1.59	$ 2.93
Diluted earnings (loss) per share	$ 0.13	$ (1.20)	$ 0.14	$ 1.57	$ 2.82
Cash dividend per share	$ 0.04	$ 0.16	$ 0.64	$ 0.69	$ 0.58

Financial Highlights

	At or For The Year Ended June 30,
	2010	2009	2008	2007	2006

KEY OPERATING RATIOS:

Performance Ratios
Return (loss) on average assets	0.08%	(0.47)%	0.05%	0.61%	1.24%
Return (loss) on average stockholders’ equity	0.94	(6.20)	0.68	7.77	15.02
Interest rate spread	2.71	2.68	2.36	2.23	2.64
Net interest margin	2.83	2.86	2.61	2.51	2.86
Average interest-earning assets to
average interest-bearing liabilities	105.68	106.62	107.35	107.72	107.99
Operating and administrative expenses
as a percentage of average total assets	2.61	1.90	1.87	2.03	2.13
Efficiency ratio (1)	61.68	46.86	64.98	58.42	48.08
Stockholders’ equity to total assets ratio	9.13	7.27	7.59	7.81	8.38
Dividend payout ratio	30.77	NM	457.14	43.95	20.57

Regulatory Capital Ratios
Tangible capital	8.82%	6.88%	7.19%	7.62%	8.08%
Core capital	8.82	6.88	7.19	7.62	8.08
Total risk-based capital	13.17	13.05	12.25	12.49	13.37
Tier 1 risk-based capital	11.91	11.78	10.99	11.39	12.36

Asset Quality Ratios
Non-performing loans as a percentage of loans held for investment, net	5.84%	6.16%	1.70%	1.18%	0.20%
Non-performing assets as a percentage of total assets	5.25	5.59	1.99	1.20	0.16
Allowance for loan losses as a percentage of gross loans held for investment	4.14	3.75	1.43	1.09	0.81
Allowance for loan losses as a percentage of non-performing loans	74.00	63.28	85.79	93.32	407.71
Net charge-offs to average loans receivable, net	1.96	1.72	0.58	0.04	-

(1)	Non-interest expense as a percentage of net interest income, before provision for loan losses, and non-interest income.

Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders will be held at the Riverside Art Museum at 3425 Mission Inn Avenue, Riverside, California on Tuesday, November 30, 2010 at 11:00 a.m. (Pacific).  A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders.

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
Executive Vice President
Chief Operating Officer
Chief Financial Officer
Corporate Secretary

David S. Weiant
Senior Vice President
Chief Lending Officer

RETAIL BANKING CENTERS	WHOLESALE OFFICES

Blythe	Pleasanton
350 E. Hobson Way	5934 Gibraltar Drive, Suite 102
Blythe, CA 92225	Pleasanton, CA 94588

Canyon Crest	Rancho Cucamonga
5225 Canyon Crest Drive, Suite 86	10370 Commerce Center Drive, Suite 200
Riverside, CA 92507	Rancho Cucamonga, CA 91730

Corona
487 Magnolia Avenue, Suite 101	RETAIL OFFICES
Corona, CA 92879
City of Industry
Corporate Office	18725 East Gale Avenue, Suite 100
3756 Central Avenue	City of Industry, CA 91748
Riverside CA 92506
Escondido
Downtown Business Center	362 West Mission Avenue, Suite 200
4001 Main Street	Escondido, CA 92025
Riverside, CA 92501
Glendora
Hemet	1200 E. Route 66, Suite 102
1690 E. Florida Avenue	Glendora, CA 91740
Hemet, CA 92544
Rancho Cucamonga
Iris Plaza	8599 Haven Avenue
16110 Perris Boulevard, Suite K	Rancho Cucamonga, CA 91730
Moreno Valley, CA 92551
Riverside, Indiana Avenue
La Sierra	7111 Indiana Avenue, Suite 200
3312 La Sierra Avenue, Suite 105	Riverside, CA 92504
Riverside, CA 92503
Riverside, Market Street
Moreno Valley	2280 Market Street, Suite 230
12460 Heacock Street	Riverside, CA 92501
Moreno Valley, CA 92553
Riverside, Riverside Avenue
Orangecrest	6529 Riverside Avenue, Suite 160
19348 Van Buren Boulevard, Suite 119	Riverside, CA 92506
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