Form 10-K, Exhibit 13
period 2011-06-30
PROVIDENT FINANCIAL HOLDINGS INC
filed 2011-09-13
CIK 1010470

EXHIBIT 13

2011 Annual Report to Stockholders

2011 Annual Report

Message From the Chairman

Dear Shareholders:

Wow, what a difference a year can make!  I am pleased to forward our Annual Report for fiscal 2011, which describes significantly better financial results than those realized during the prior three years.  The operating environment for financial institutions is somewhat improved in comparison to the particularly weak environment of the prior three years and we are well-positioned to take advantage of opportunities as they arise.  Credit quality continues to improve and we have been capitalizing on favorable mortgage banking conditions resulting in a record year in terms of loans originated for sale.  The materially lower provision for loan losses in fiscal 2011 in comparison to fiscal 2010 and the noteworthy increase in revenue from the gain on sale of loans led the way to our strong results.  We reported net income of $13.2 million, or $1.16 per diluted share, and a return on equity of 9.7%, which is a solid performance in comparison to many of our peers.
Last year, when we were completing our fiscal 2011 Business Plan, it was apparent that the stubbornly poor general economic conditions would not necessarily be subsiding.  As a result, our Business Plan for the Bank once again focused on enhancing capital, slightly deleveraging the balance sheet, addressing asset quality issues and maintaining the Bank’s “well-capitalized” regulatory capital designation.  For Provident Bank Mortgage, the primary goal was to capture significant loan origination volume consistent with our forecast of a favorable mortgage banking environment and the investment we made in expanding our origination capacity.
I am pleased to report that we succeeded in connection with all of these initiatives.  Specifically, stockholders’ equity increased during fiscal 2011 by $14.0 million, primarily the result of our very good financial results; total assets declined by 6%, approximately half the rate of decline of the prior year; non-performing assets declined by a notable 38%; and the Bank’s capital ratios improved dramatically during the course of fiscal 2011 solidifying the “well-capitalized” regulatory capital designation.
Just as significant, in fiscal 2011, Provident Bank Mortgage originated over $2.1 billion of loans for sale, the best year in our 55 year history in terms of loan origination volume.  Additionally, our loan sale margin expanded to 149 basis points from 77 basis points in fiscal 2010, primarily as the result of fewer competitors and the changing composition of loan originations with a larger percentage from the retail channel.

Provident Bank
Our fiscal 2012 Business Plan marks a return to our organic growth strategy although we are still mindful that the operating environment will remain challenging with many headwinds.  We are investing in our preferred loan origination capabilities which we believe will result in the growth of our multi-family and commercial real estate loan portfolios.  Retail deposit activity remains very important to us and we are forecasting modest deposit growth within our geographic footprint while we begin to explore new branch sites as we return to our de-novo branching strategy in the high growth communities of the Inland Empire.  We also believe opportunistic transactions may become available in the markets we serve which we intend to explore as we continue to build our banking franchise.
During the course of fiscal 2012, we will emphasize prudent growth of loans held for investment, the growth of retail deposits (primarily transaction accounts), diligent operating expense control and sound capital management decisions (demonstrated by our recent announcement to increase the quarterly cash dividend to our shareholders and to implement a stock repurchase plan).  We believe that successful execution of these strategies will deliver superior financial results which our shareholders have come to expect.

Provident Bank Mortgage
To date, fiscal 2012 mortgage banking fundamentals have been favorable.  Mortgage interest rates have remained at very low levels (from a historical perspective) and competitors have been slow to enter the market as a result of tighter regulatory requirements which we believe is providing us with a competitive advantage.  We are improving the percentage of retail originations in comparison to wholesale originations and will continue to do so.  Increasing production from the retail channel is one of the best strategies for improving mortgage banking profitability.  We are actively recruiting high producing originators from those non-regulated firms who are not as well-equipped to bear the potentially higher capital requirements, heightened regulatory scrutiny and more disciplined reporting requirements.  Doing so will serve us well in fiscal 2012 and beyond because we believe that

Message From the Chairman

these originators will deliver high quality retail production volume in a very short period of time once they join our Company.

A Final Word
I began my message by suggesting that a year can make a world of difference regarding the financial results of our Company.  Truth-be-told, we have endured one of the most trying economic and banking cycles in the 55 year history of Provident and, for us, it has lasted for approximately three years.  Our successful emergence from this awful cycle would not have occurred without the diligent efforts of our employees, the exceptional loyalty of our customers from the communities we serve, and the steadfast support of our shareholders.  To all of you, thank you for your continued support, patronage and patience.  We recognize that our current and future financial results are inextricably linked to each of you and we will continue to do everything necessary at every opportunity to earn your respect, your business and your loyalty.

Sincerely,

/s/ Craig G. Blunden
Craig G. Blunden
Chairman and Chief Executive Officer

Message From the Chairman

Message From the Chairman

Message From the Chairman

Financial Highlights

The following tables set forth information concerning the consolidated financial position and results of operations of the Corporation and its subsidiary at the dates and for the periods indicated.

	At or For The Year Ended June 30,
	2011	2010	2009	2008	2007
(In Thousands, Except Per Share Information )

FINANCIAL CONDITION DATA:
Total assets	$1,314,549	$1,399,401	$1,579,613	$1,632,447	$1,648,923
Loans held for investment, net .	881,610	1,006,260	1,165,529	1,368,137	1,350,696
Loans held for sale, at fair value	191,678	170,255	135,490	-	-
Loans held for sale, at lower of cost or market	-	-	10,555	28,461	1,337
Receivable from sale of loans	-	-	-	-	60,513
Cash and cash equivalents	142,550	96,201	56,903	15,114	12,824
Investment securities	26,193	35,003	125,279	153,102	150,843
Deposits	945,767	932,933	989,245	1,012,410	1,001,397
Borrowings	206,598	309,647	456,692	479,335	502,774
Stockholders’ equity	141,743	127,744	114,910	123,980	128,797
Book value per share	12.41	11.20	18.48	19.97	20.20

OPERATING DATA:
Interest income	$58,689	$70,163	$85,924	$95,749	$100,968
Interest expense	20,940	30,585	42,156	54,313	59,245
Net interest income	37,749	39,578	43,768	41,436	41,723
Provision for loan losses	5,465	21,843	48,672	13,108	5,078
Net interest income (expense) after provision	32,284	17,735	(4,904)	28,328	36,645
Loan servicing and other fees	892	797	869	1,776	2,132
Gain on sale of loans, net	31,194	14,338	16,971	1,004	9,318
Deposit account fees	2,504	2,823	2,899	2,954	2,087
Net gain on sale of investment securities	-	2,290	356	-	-
Net gain on sale of real estate held for investment	-	-	-	-	2,313
(Loss) gain on sale and operations of real estate owned acquired in the settlement of loans, net	(1,351)	16	(2,469)	(2,683)	(117)
Gain on sale of premises and equipment	1,089	-	-	6	-
Card and processing fees	1,274	1,110	825	574	566
Other non-interest income	755	885	758	1,580	1,262
Operating expenses	45,372	38,139	29,980	30,311	34,631
Income (loss) before income taxes	23,269	1,855	(14,675)	3,228	19,575
Provision (benefit) for income taxes	10,049	740	(7,236)	2,368	9,124
Net income (loss)	$13,220	$1,115	$(7,439)	$860	$10,451
Basic earnings (loss) per share	$1.16	$0.13	$(1.20)	$0.14	$1.59
Diluted earnings (loss) per share	$1.16	$0.13	$(1.20)	$0.14	$1.57
Cash dividend per share	$0.04	$0.04	$0.16	$0.64	$0.69

Financial Highlights

	At or For The Year Ended June 30,
	2011	2010	2009	2008	2007

KEY OPERATING RATIOS:

Performance Ratios
Return (loss) on average assets	0.97%	0.08%	(0.47)%	0.05%	0.61%
Return (loss) on average stockholders’ equity	9.74	0.94	(6.20)	0.68	7.77
Interest rate spread	2.76	2.71	2.68	2.36	2.23
Net interest margin	2.90	2.83	2.86	2.61	2.51
Average interest-earning assets to average interest-bearing liabilities	108.31	105.68	106.62	107.35	107.72
Operating and administrative expenses as a percentage of average total assets	3.33	2.61	1.90	1.87	2.03
Efficiency ratio (1)	61.23	61.68	46.86	64.98	58.42
Stockholders’ equity to total assets ratio	10.78	9.13	7.27	7.59	7.81
Dividend payout ratio	3.45	30.77	NM	457.14	43.95

Regulatory Capital Ratios
Tangible capital	10.53%	8.82%	6.88%	7.19%	7.62%
Core capital	10.53	8.82	6.88	7.19	7.62
Total risk-based capital	17.56	13.17	13.05	12.25	12.49
Tier 1 risk-based capital	16.30	11.91	11.78	10.99	11.39

Asset Quality Ratios
Non-performing loans as a percentage of loans held for investment, net	4.21%	5.84%	6.16%	1.70%	1.18%
Non-performing assets as a percentage of total assets	3.46	5.25	5.59	1.99	1.20
Allowance for loan losses as a percentage of gross loans held for investment	3.34	4.14	3.75	1.43	1.09
Allowance for loan losses as a percentage of gross non-performing loans	59.49	56.78	46.77	67.01	77.19
Net charge-offs to average loans receivable, net	1.67	1.96	1.72	0.58	0.04

(1)	Non-interest expense as a percentage of net interest income, before provision for loan losses, and non-interest income.

Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders will be held at the Riverside Art Museum at 3425 Mission Inn Avenue, Riverside, California on Tuesday, November 29, 2011 at 11:00 a.m. (Pacific).  A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders.

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
President, COO and CFO
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

Board of Directors and Senior Officers

Board of Directors	Senior Officers

Joseph P. Barr, CPA	Provident Financial Holdings, Inc.
Principal
Swenson Accountancy Corporation	Craig G. Blunden
Chairman
Bruce W. Bennett	Chief Executive Officer
Retired Health Care Executive
Private Investor	Donavon P. Ternes
President
Craig G. Blunden	Chief Operating Officer
Chairman and Chief Executive Officer	Chief Financial Officer
Provident Bank	Corporate Secretary

Debbi H. Guthrie	Provident Bank
Retired Business Owner
Private Investor	Craig G. Blunden
Chairman
Robert G. Schrader	Chief Executive Officer
Retired Executive Vice President
and Chief Operating Officer	Richard L. Gale
Provident Bank	Senior Vice President
Provident Bank Mortgage
Roy H. Taylor
Chief Executive Officer	Kathryn R. Gonzales
Hub International of California	Senior Vice President
Insurance Services, Inc.	Retail Banking

William E. Thomas, Esq.	Lilian Salter
Principal	Senior Vice President
William E. Thomas, Inc.,	Chief Information Officer
A Professional Law Corporation
Donavon P. Ternes
President
Chief Operating Officer
Chief Financial Officer
Corporate Secretary

David S. Weiant
Senior Vice President
Chief Lending Officer

Provident Locations

RETAIL BANKING CENTERS	WHOLESALE MORTGAGE OFFICES

Blythe	Pleasanton
350 E. Hobson Way	5934 Gibraltar Drive, Suite 102
Blythe, CA 92225	Pleasanton, CA 94588

Canyon Crest	Rancho Cucamonga
5225 Canyon Crest Drive, Suite 86	10370 Commerce Center Drive, Suite 200
Riverside, CA 92507	Rancho Cucamonga, CA 91730

Corona
487 Magnolia Avenue, Suite 101	RETAIL MORTGAGE OFFICES
Corona, CA 92879
City of Industry
Corporate Office	18725 East Gale Avenue, Suite 100
3756 Central Avenue	City of Industry, CA 91748
Riverside CA 92506
Dublin
Downtown Business Center	7567 Amador Valley Boulevard, Suite 210
4001 Main Street	Dublin CA 94568
Riverside, CA 92501
Escondido
Hemet	362 West Mission Avenue, Suite 200
1690 E. Florida Avenue	Escondido, CA 92025
Hemet, CA 92544
Glendora
Iris Plaza	1200 E. Route 66, Suite 102
16110 Perris Boulevard, Suite K	Glendora, CA 91740
Moreno Valley, CA 92551
Hermosa Beach
La Sierra	1601 Pacific Coast Hwy, Suite 290
3312 La Sierra Avenue, Suite 105	Hermosa Beach, CA 90254
Riverside, CA 92503
Rancho Cucamonga
Moreno Valley	8599 Haven Avenue, Suite 210
12460 Heacock Street	Rancho Cucamonga, CA 91730
Moreno Valley, CA 92553
Riverside, Canyon Crest Drive
Orangecrest	5225 Canyon Crest Drive, Suite 86
19348 Van Buren Boulevard, Suite 119	Riverside, CA 92507
Riverside, CA 92508
Riverside, Indiana Avenue
Rancho Mirage	7111 Indiana Avenue, Suite 200
71-991 Highway 111	Riverside, CA 92504
Ranch Mirage, CA 92270
Riverside, Market Street
Redlands	2280 Market Street, Suite 230
125 E. Citrus Avenue	Riverside, CA 92501
Redlands, CA 92373
Riverside, Riverside Avenue
Sun City	6529 Riverside Avenue, Suite 160
27010 Sun City Boulevard	Riverside, CA 92506
Sun City, CA 92586

Temecula
40705 Winchester Road, Suite 6
Temecula, CA 92591

Customer Information 1-800-442-5201 or www.myprovident.com

Corporate Office
3756 Central Avenue, Riverside, CA 92506
(951) 686-6060

www.myprovident.com

NASDAQ Global Select Market - PROV