Form 10-K, Exhibit 13
period 2012-06-30
PROVIDENT FINANCIAL HOLDINGS INC
filed 2012-09-13
CIK 1010470

EXHIBIT 13

2012 Annual Report to Stockholders

2012 Annual Report

Message From the Chairman

Dear Shareholders:

I am pleased to forward our Annual Report for fiscal 2012, which describes the second consecutive year of significantly improved financial results compared to the fiscal years ended June 30, 2010, 2009 and 2008.  I believe that we have effectively weathered the weak banking environment which is commonly associated with the period following the financial crisis of 2008 and I also believe that we are well-positioned for future growth.  We continue to capitalize on favorable mortgage banking conditions at the same time that credit quality continues to improve.  For fiscal 2012, we reported net income of $10.8 million, or $0.96 per diluted share, and a return on equity of 7.6%, which is a solid performance in comparison to many of our peers, although somewhat lower than we would expect in a more normalized banking environment.
Last year, when we were completing our fiscal 2012 Business Plan, we became more confident that in addition to investing in our mortgage banking business we needed to once again establish the foundation for sustainable, organic growth to prepare for an eventual economic recovery.  As a result, the Business Plan for the Bank designated investments in our preferred loan origination capabilities and in the resources needed to increase core deposits, while also allocating resources for the ongoing oversight of asset quality issues arising from the loan portfolio.  We also felt strongly that our capital position was formidable and could support an increased cash dividend to shareholders and reinstatement of our stock repurchase plan.  For Provident Bank Mortgage, the primary goal was to capture significant loan origination volume consistent with the investment we have been making in our retail loan origination capacity and to remain flexible in the event the volatile environment presented low risk opportunities to augment our retail delivery channel.
I am pleased to report that we have made progress in connection with all of these initiatives.  Specifically, preferred loan originations and purchases were $57.8 million in fiscal 2012, a 335% increase from $13.3 million in fiscal 2011; we opened our 15th full service branch office and increased core deposits by 9%; non-performing assets declined by a noteworthy 12%; and we increased the quarterly cash dividend to $0.04 per share while repurchasing 670,348 shares of our common stock.
Additionally, in fiscal 2012, Provident Bank Mortgage originated over $2.5 billion of loans for sale, the best year in our 56 year history in terms of loan origination volume.  Additionally, we opened or acquired four retail loan production offices expanding to 14 statewide and experienced a 34% increase in retail loan origination volume, the first year in our history where retail loan originations exceeded $1.0 billion.

Provident Bank
Our fiscal 2013 Business Plan charts a somewhat more aggressive growth strategy than recent years combined with a capital management plan where we recognize that growth may be difficult given the uncertain economic climate, high levels of unemployment, and the weak, albeit slightly improving, housing markets.  We will balance the need to grow with a disciplined approach to market opportunities and return capital to shareholders in the form of cash dividends or common stock repurchases if we believe the growth opportunities carry too much risk.  We will continue to invest in our preferred loan origination capabilities and retail deposit platform primarily within our geographic footprint.
Similar to last year, during the course of fiscal 2013, we will emphasize prudent increases in loans held for investment, the growth of retail deposits (primarily transaction accounts), diligent control of operating expenses and sound capital management decisions.  We believe that successful execution of these strategies will enhance our franchise value while limiting our risk profile.

Provident Bank Mortgage
Mortgage interest rates remain at very low levels (from a historical perspective) and, very recently, the housing markets seem to have rebounded from their lowest point in the cycle suggesting that mortgage banking fundamentals will be favorable for much of fiscal 2013.  We have never been better prepared to take advantage of the opportunities we see and expect that mortgage banking profitability will improve from fiscal 2012 as we realize the full benefit of the investments made in prior years.  We are increasing the percentage of retail originations in

Message From the Chairman

comparison to wholesale originations and plan to continue to do so.  We are closely monitoring our loan sale margin and will be quick to respond to poorer fundamentals should they develop.

A Final Word
At the time of this writing, the national political conventions are being held and each political party is making its case to the electorate.  I am struck by the sharp differences.  However, I am also struck by the one thing that both political parties seem to agree on, that our best days are still ahead of us.  I started to wonder, is the same thing true for Provident?  Are our best days still ahead of us?  After some consideration, I realized that we are fortunate to enjoy a highly skilled staff of banking professionals, exceptional loyalty from our customers in the growing communities we serve, and the dedicated support of our shareholders.  I am convinced that these constituencies will work to our advantage, for the betterment of Provident.  Yes, I believe our best days are still ahead of us!

Sincerely,

/s/ Craig G. Blunden
Craig G. Blunden
Chairman and Chief Executive Officer

Message From the Chairman

Message From the Chairman

Message From the Chairman

Financial Highlights

    The following tables set forth information concerning the consolidated financial position and results of operations of the Corporation and its subsidiary at the dates and for the periods indicated.

	At or For The Year Ended June 30,
	2012	2011	2010	2009	2008
(In Thousands, Except Per Share Information )

FINANCIAL CONDITION DATA:
Total assets	$1,260,917	$1,313,724	$1,398,576	$1,578,788	$1,632,447
Loans held for investment, net	796,836	881,610	1,006,260	1,165,529	1,368,137
Loans held for sale, at fair value	231,639	191,678	170,255	135,490	-
Loans held for sale, at lower of cost or market	-	-	-	10,555	28,461
Cash and cash equivalents	145,136	142,550	96,201	56,903	15,114
Investment securities	22,898	26,193	35,003	125,279	153,102
Deposits	961,411	945,767	932,933	989,245	1,012,410
Borrowings	126,546	206,598	309,647	456,692	479,335
Stockholders’ equity	144,777	140,918	126,919	114,085	123,980
Book value per share	13.34	12.34	11.13	18.34	19.97

OPERATING DATA:
Interest income	$51,435	$58,689	$70,163	$85,924	$95,749
Interest expense	14,705	20,940	30,585	42,156	54,313
Net interest income	36,730	37,749	39,578	43,768	41,436
Provision for loan losses	5,777	5,465	21,843	48,672	13,108
Net interest income (expense) after provision	30,953	32,284	17,735	(4,904)	28,328
Loan servicing and other fees	733	892	797	869	1,776
Gain on sale of loans, net	38,017	31,194	14,338	16,971	1,004
Deposit account fees	2,438	2,504	2,823	2,899	2,954
Net gain on sale of investment securities	-	-	2,290	356	-
(Loss) gain on sale and operations of real estate owned acquired in the settlement of loans, net	(120)	(1,351)	16	(2,469)	(2,683)
Gain on sale of premises and equipment	-	1,089	-	-	6
Card and processing fees	1,282	1,274	1,110	825	574
Other non-interest income	800	755	885	758	1,580
Operating expenses	55,365	45,372	38,139	29,980	30,311
Income (loss) before income taxes	18,738	23,269	1,855	(14,675)	3,228
Provision (benefit) for income taxes	7,928	10,049	740	(7,236)	2,368
Net income (loss)	$10,810	$13,220	$1,115	$(7,439)	$860
Basic earnings (loss) per share	$0.96	$1.16	$0.13	$(1.20)	$0.14
Diluted earnings (loss) per share	$0.96	$1.16	$0.13	$(1.20)	$0.14
Cash dividend per share	$0.14	$0.04	$0.04	$0.16	$0.64

Financial Highlights

	At or For The Year Ended June 30,
	2012	2011	2010	2009	2008

KEY OPERATING RATIOS:

Performance Ratios
Return (loss) on average assets	0.84%	0.97%	0.08%	(0.47)%	0.05%
Return (loss) on average stockholders’ equity	7.58	9.80	0.94	(6.20)	0.68
Interest rate spread	2.83	2.76	2.71	2.68	2.36
Net interest margin	2.95	2.90	2.83	2.86	2.61
Average interest-earning assets to
average interest-bearing liabilities	110.53	108.31	105.68	106.62	107.35
Operating and administrative expenses
as a percentage of average total assets	4.29	3.33	2.61	1.90	1.87
Efficiency ratio (1)	69.31	61.23	61.68	46.86	64.98
Stockholders’ equity to total assets ratio	11.48	10.73	9.07	7.23	7.59
Dividend payout ratio	14.58	3.45	30.77	NM	457.14

Regulatory Capital Ratios
Tier 1 leverage capital ratio	11.26%	10.47%	8.77%	6.83%	7.19%
Tier 1 risk-based capital ratio	17.53	16.22	11.83	11.70	10.99
Total risk-based capital ratio	18.79	17.48	13.10	12.97	12.25

Asset Quality Ratios
Non-performing loans as a percentage
of loans held for investment, net	4.33%	4.21%	5.84%	6.16%	1.70%
Non-performing assets as a percentage
of total assets	3.17	3.46	5.25	5.59	1.99
Allowance for loan losses as a percentage
of gross loans held for investment	2.63	3.34	4.14	3.75	1.43
Allowance for loan losses as a percentage
of gross non-performing loans	52.45	59.49	56.78	46.77	67.01
Net charge-offs to average loans receivable, net	1.38	1.67	1.96	1.72	0.58

(1)	Non-interest expense as a percentage of net interest income, before provision for loan losses, and non-interest income.

Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders will be held at the Riverside Art Museum at 3425 Mission Inn Avenue, Riverside, California on Tuesday, November 27, 2012 at 11:00 a.m. (Pacific).  A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders.

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

Board of Directors and Senior Officers

Board of Directors	Senior Officers

Joseph P. Barr, CPA	Provident Financial Holdings, Inc.
Principal
Swenson Accountancy Corporation	Craig G. Blunden
Chairman
Bruce W. Bennett	Chief Executive Officer
Retired Health Care Executive
Private Investor	Donavon P. Ternes
President
Craig G. Blunden	Chief Operating Officer
Chairman and Chief Executive Officer	Chief Financial Officer
Provident Bank	Corporate Secretary

Debbi H. Guthrie	Provident Bank
Senior Vice President
Raincross Hospitality Corporation	Craig G. Blunden
Chairman
Robert G. Schrader	Chief Executive Officer
Retired Executive Vice President
and Chief Operating Officer	Richard L. Gale
Provident Bank	Senior Vice President
Provident Bank Mortgage
Roy H. Taylor
Chief Executive Officer	Kathryn R. Gonzales
Hub International of California	Senior Vice President
Insurance Services, Inc.	Retail Banking

William E. Thomas, Esq.	Deborah L. Hill
Principal	Senior Vice President
William E. Thomas, Inc.,	Chief Human Resources and
A Professional Law Corporation	Administrative Officer

Lilian Salter
Senior Vice President
Chief Information Officer

Donavon P. Ternes
President
Chief Operating Officer
Chief Financial Officer
Corporate Secretary

David S. Weiant
Senior Vice President
Chief Lending Officer

Provident Locations

RETAIL BANKING CENTERS	WHOLESALE MORTGAGE OFFICES

Blythe	Pleasanton
350 E. Hobson Way	5934 Gibraltar Drive, Suite 102
Blythe, CA 92225	Pleasanton, CA 94588

Canyon Crest	Rancho Cucamonga
5225 Canyon Crest Drive, Suite 86	10370 Commerce Center Drive, Suite 200
Riverside, CA 92507	Rancho Cucamonga, CA 91730

Corona
487 Magnolia Avenue, Suite 101	RETAIL MORTGAGE OFFICES
Corona, CA 92879
City of Industry
Corporate Office	18725 East Gale Avenue, Suite 100
3756 Central Avenue	City of Industry, CA 91748
Riverside CA 92506
Escondido
Downtown Business Center	362 West Mission Avenue, Suite 200
4001 Main Street	Escondido, CA 92025
Riverside, CA 92501
Fairfield
Hemet	5030 Business Center Drive, Suite 330
1690 E. Florida Avenue	Fairfield, CA 94534
Hemet, CA 92544
Glendora
Iris Plaza	1200 E. Route 66, Suite 102
16110 Perris Boulevard, Suite K	Glendora, CA 91740
Moreno Valley, CA 92551
Hermosa Beach
La Quinta	1601 Pacific Coast Hwy., Suite 290
78752 Highway 111	Hermosa Beach, CA 90254
La Quinta, CA 92253
Pleasanton
La Sierra	5934 Gibraltar Drive, Suite 205
3312 La Sierra Avenue, Suite 105	Pleasanton, CA 94588
Riverside, CA 92503
Rancho Cucamonga, Haven Avenue
Moreno Valley	8599 Haven Avenue, Suite 210
12460 Heacock Street	Rancho Cucamonga, CA 91730
Moreno Valley, CA 92553
Rancho Cucamonga, Commerce Center Drive
Orangecrest	10370 Commerce Center Drive, Suite 110
19348 Van Buren Boulevard, Suite 119	Rancho Cucamonga, CA 91730
Riverside, CA 92508
Riverside, Canyon Crest Drive
Rancho Mirage	5225 Canyon Crest Drive, Suite 86
71-991 Highway 111	Riverside, CA 92507
Ranch Mirage, CA 92270
Riverside, Indiana Avenue
Redlands	7111 Indiana Avenue, Suite 200
125 E. Citrus Avenue	Riverside, CA 92504
Redlands, CA 92373

Provident Locations

Riverside, Market Street
Sun City	2280 Market Street, Suite 230
27010 Sun City Boulevard	Riverside, CA 92501
Sun City, CA 92586
Riverside, Riverside Avenue
Temecula	6529 Riverside Avenue, Suite 160
40705 Winchester Road, Suite 6	Riverside, CA 92506
Temecula, CA 92591
Roseville
2998 Douglas Boulevard, Suite 105
Roseville, CA 95661

San Rafael
100 Smith Ranch Road, Suite 110
San Rafael, CA 94903

Customer Information 1-800-442-5201 or www.myprovident.com

Corporate Office
3756 Central Avenue, Riverside, CA 92506
(951) 686-6060

www.myprovident.com

NASDAQ Global Select Market - PROV