Form 10-K, Exhibit 13
period 2013-06-30
PROVIDENT FINANCIAL HOLDINGS INC
filed 2013-09-13
CIK 1010470

EXHIBIT 13

2013 Annual Report to Stockholders

2013 Annual Report

Message From the Chairman

Dear Shareholders:

It is my pleasure to forward our Annual Report for fiscal 2013, which describes a record year for our company in terms of net income and significantly improved financial metrics such as strong regulatory capital ratios, considerable levels of liquidity in the form of cash and cash equivalents, and greatly improved asset quality ratios, establishing a formidable foundation for future growth. We are prepared for the return of better economic conditions and can quickly capitalize on an improving banking environment. For fiscal 2013, we reported net income of $25.8 million, diluted earnings per share of $2.38, and a return on equity of 16.8%, which is a superior performance in comparison to many of our peers.
Last year, when we were developing our fiscal 2013 Business Plan, we were encouraged that sustainable, organic growth may be attainable from our community banking business and that the investment we had been making in the mortgage banking business would pay off handsomely. Of course our forecast was predicated on the return of improving general economic conditions and a better banking environment. Unfortunately, general economic conditions while somewhat improved, did not improve sufficiently for us to meet our more aggressive growth goals; however the tepid economic conditions contained a silver lining for us, the protracted and very favorable mortgage banking environment, which was largely responsible for our record earnings. The fiscal 2013 Business Plan for Provident Bank forecast growth in loans held for investment, growth in retail deposits (primarily core deposits), control of operating expenses, and sound capital management decisions. For Provident Bank Mortgage, we established goals to increase the percentage of origination volume from the retail channel, to closely manage our loan sale margin and to respond quickly to deteriorating mortgage banking fundamentals should they arise.
I am pleased to report that we have made progress in all of these initiatives although more progress in some areas than others. Specifically, loan originations and purchases for the held for investment portfolio were $94.1 million in fiscal 2013, a 63% increase from $57.8 million in fiscal 2012, unfortunately very high principal repayments prevented us from achieving the net growth goal; we increased the core deposits balance by 1% at June 30, 2013 from the same date last year, less than what we intended but progress nonetheless; operating expenses while higher than last year were still well controlled as demonstrated by a 62% efficiency ratio in comparison to 69% last year; and, we increased the quarterly cash dividend to $0.10 per share while repurchasing 571,087 shares of our common stock and strengthening our regulatory capital ratios.
Additionally, in fiscal 2013, Provident Bank Mortgage originated $3.5 billion of loans for sale, the best year in our 57 year history in terms of loan origination volume. Also, we increased our retail loan origination volume to 48% of loans originated for sale from 40% last year, our loan sale margin expanded to 194 basis points from 149 basis points and mortgage banking fundamentals were favorable during much of the year.

Provident Bank
Our fiscal 2014 Business Plan outlines a similar growth strategy to last year combined with a capital management plan where we recognize that growth may be difficult given the uncertain economic climate and less than desirable banking environment. We intend to grow the bank but will remain disciplined in our execution returning capital to shareholders in the form of cash dividends and common stock repurchases if we believe the growth opportunities carry excessive risk. We will continue to invest in our preferred loan origination capabilities and retail deposit platform primarily within our geographic footprint.
Similar to last year, during the course of fiscal 2014, we will emphasize prudent increases in loans held for investment, the growth of retail deposits (primarily transaction accounts), diligent control of operating expenses and sound capital management decisions. We believe that successful execution of these strategies will enhance our franchise value while limiting our risk profile.

Provident Bank Mortgage
Mortgage interest rates remain at very low levels (from a historical perspective) but are higher today than last year at this time, rising very quickly over the last four months or so. As a result, current refinance activity has fallen from the elevated levels of last year suggesting that mortgage banking fundamentals are deteriorating to some degree. We expect fiscal 2014 to be a year of transition, from an exceptional mortgage banking environment to one that requires meaningful changes to our mortgage banking operating model. We will change our product offerings commensurate with the changing market; we will continue our focus on purchase money originations versus refinance originations; we will lower our operating expenses consistent with a declining loan origination volume and narrowing loan sale margin; and we will respond to significant changes in regulatory requirements currently scheduled to take effect in January 2014.

A Final Word
I hope that when you review our Annual Report it generates the same sense of pride in each of you that it does for me. These days it seems, subsequent to the Great Recession, I am often struck with this sense of pride. It can strike when I'm attending the 40th anniversary celebration of our longest tenured banking professional; attending a meeting of a local non-profit organization to award a much needed donation; driving past a remodeled commercial building knowing that we provided the financing to the owner who needed to expand his facility after landing a new contract; or driving through a neighborhood of single-family homes representative of the homes we lend on so families can fulfill their dreams of home ownership. I am proud of our community banking heritage; of helping businesses and families prosper, of supporting the communities we serve; of providing well-paying careers to our dedicated employees; and proud to report above average financial returns to our shareholders.
In closing, I wish to thank our staff of banking professionals for the exceptional year they delivered and express my appreciation for the support we receive from customers in the communities we serve and the trust bestowed upon us by our shareholders as we endeavor to continually enhance the franchise value of the company.

Sincerely,

/s/ Craig G. Blunden
Craig G. Blunden
Chairman and Chief Executive Officer

Financial Highlights

The following tables set forth information concerning the consolidated financial position and results of operations of the Corporation and its subsidiary at the dates and for the periods indicated.

	At or For The Year Ended June 30,
	2013	2012	2011	2010	2009
(In Thousands, Except Per Share Information )
FINANCIAL CONDITION DATA:
Total assets	$1,211,041	$1,260,917	$1,313,724	$1,398,576	$1,578,788
Loans held for investment, net	748,397	796,836	881,610	1,006,260	1,165,529
Loans held for sale, at fair value	188,050	231,639	191,678	170,255	135,490
Loans held for sale, at lower of cost or market	-	-	-	-	10,555
Cash and cash equivalents	193,839	145,136	142,550	96,201	56,903
Investment securities	19,510	22,898	26,193	35,003	125,279
Deposits	923,010	961,411	945,767	932,933	989,245
Borrowings	106,491	126,546	206,598	309,647	456,692
Stockholders’ equity	159,974	144,777	140,918	126,919	114,085
Book value per share	15.40	13.34	12.34	11.13	18.34
OPERATING DATA:
Interest income	$44,161	$51,435	$58,689	$70,163	$85,924
Interest expense	10,804	14,705	20,940	30,585	42,156
Net interest income	33,357	36,730	37,749	39,578	43,768
(Recovery) provision for loan losses	(1,499)	5,777	5,465	21,843	48,672
Net interest income (expense) after (recovery) provision for loan losses	34,856	30,953	32,284	17,735	(4,904)
Loan servicing and other fees	1,093	733	892	797	869
Gain on sale of loans, net	68,493	38,017	31,194	14,338	16,971
Deposit account fees	2,449	2,438	2,504	2,823	2,899
Net gain on sale of investment securities	—	—	—	2,290	356
Gain (loss) on sale and operations of real estate owned acquired in the settlement of loans, net	916	(120)	(1,351)	16	(2,469)
Gain on sale of premises and equipment	—	—	1,089	—	—
Card and processing fees	1,292	1,282	1,274	1,110	825
Other non-interest income	957	800	755	885	758
Operating expenses	67,343	55,365	45,372	38,139	29,980
Income (loss) before income taxes	42,713	18,738	23,269	1,855	(14,675)
Provision (benefit) for income taxes	16,916	7,928	10,049	740	(7,236)
Net income (loss)	$25,797	$10,810	$13,220	$1,115	$(7,439)
Basic earnings (loss) per share	$2.43	$0.96	$1.16	$0.13	$(1.20)
Diluted earnings (loss) per share	$2.38	$0.96	$1.16	$0.13	$(1.20)
Cash dividend per share	$0.24	$0.14	$0.04	$0.04	$0.16

Financial Highlights

	At or For The Year Ended June 30,
	2013	2012	2011	2010	2009
KEY OPERATING RATIOS:
Performance Ratios
Return (loss) on average assets	2.09%	0.84%	0.97%	0.08%	(0.47)%
Return (loss) on average stockholders’ equity	16.80	7.58	9.80	0.94	(6.20)
Interest rate spread	2.69	2.83	2.76	2.71	2.68
Net interest margin	2.80	2.95	2.90	2.83	2.86
Average interest-earning assets to average interest-bearing liabilities	112.46	110.53	108.31	105.68	106.62
Operating and administrative expenses as a percentage of average total assets	5.44	4.29	3.33	2.61	1.90
Efficiency ratio (1)	62.03	69.31	61.23	61.68	46.86
Stockholders’ equity to total assets ratio	13.21	11.48	10.73	9.07	7.23
Dividend payout ratio	10.08	14.58	3.45	30.77	NM
Regulatory Capital Ratios
Tier 1 leverage capital ratio	13.12%	11.26%	10.47%	8.77%	6.83%
Tier 1 risk-based capital ratio	21.36	17.53	16.22	11.83	11.70
Total risk-based capital ratio	22.64	18.79	17.48	13.10	12.97
Asset Quality Ratios
Non-performing loans as a percentage of loans held for investment, net	2.90%	4.33%	4.21%	5.84%	6.16%
Non-performing assets as a percentage of total assets	1.98	3.17	3.46	5.25	5.59
Allowance for loan losses as a percentage of gross loans held for investment	1.96	2.63	3.34	4.14	3.75
Allowance for loan losses as a percentage of gross non-performing loans	58.77	52.45	59.49	56.78	46.77
Net charge-offs to average loans receivable, net	0.51	1.38	1.67	1.96	1.72

(1)	Non-interest expense as a percentage of net interest income and non-interest income.

Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders will be held at the Riverside Art Museum at 3425 Mission Inn Avenue, Riverside, California on Tuesday, November 26, 2013 at 11:00 a.m. (Pacific).  A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders.

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

Board of Directors and Senior Officers

Board of Directors	Senior Officers

Joseph P. Barr, CPA	Provident Financial Holdings, Inc.
Principal
Swenson Accountancy Corporation	Craig G. Blunden
Chairman
Bruce W. Bennett	Chief Executive Officer
Retired Health Care Executive
Private Investor	Donavon P. Ternes
President
Craig G. Blunden	Chief Operating Officer
Chairman and Chief Executive Officer	Chief Financial Officer
Provident Financial Holdings, Inc.	Corporate Secretary
Provident Bank
Provident Bank
Judy A. Carpenter
President and Chief Operating Officer	Craig G. Blunden
Riverside Medical Clinic	Chairman
Chief Executive Officer
Debbi H. Guthrie
Senior Vice President	Richard L. Gale
Raincross Hospitality Corporation	Senior Vice President
Provident Bank Mortgage
Roy H. Taylor
Chief Executive Officer	Kathryn R. Gonzales
Hub International of California	Senior Vice President
Insurance Services, Inc.	Retail Banking

William E. Thomas, Esq.	Deborah L. Hill
Principal	Senior Vice President
William E. Thomas, Inc.,	Chief Human Resources and
A Professional Law Corporation	Administrative Officer

Lilian Salter
Senior Vice President
Chief Information Officer

Donavon P. Ternes
President
Chief Operating Officer
Chief Financial Officer
Corporate Secretary

David S. Weiant
Senior Vice President
Chief Lending Officer

Provident Locations

RETAIL BANKING CENTERS	WHOLESALE MORTGAGE OFFICES

Blythe	Pleasanton
350 E. Hobson Way	5934 Gibraltar Drive, Suite 102
Blythe, CA 92225	Pleasanton, CA 94588

Canyon Crest	Rancho Cucamonga
5225 Canyon Crest Drive, Suite 86	10370 Commerce Center Drive, Suite 200
Riverside, CA 92507	Rancho Cucamonga, CA 91730

Corona
487 Magnolia Avenue, Suite 101	RETAIL MORTGAGE OFFICES
Corona, CA 92879
City of Industry
Corporate Office	18725 East Gale Avenue, Suite 100
3756 Central Avenue	City of Industry, CA 91748
Riverside CA 92506
Escondido
Downtown Business Center	362 West Mission Avenue, Suite 200
4001 Main Street	Escondido, CA 92025
Riverside, CA 92501
Fairfield
Hemet	5030 Business Center Drive, Suite 330
1690 E. Florida Avenue	Fairfield, CA 94534
Hemet, CA 92544
Glendora
Iris Plaza	1200 E. Route 66, Suite 102
16110 Perris Boulevard, Suite K	Glendora, CA 91740
Moreno Valley, CA 92551
Hermosa Beach
La Quinta	1601 Pacific Coast Hwy., Suite 290
78752 Highway 111	Hermosa Beach, CA 90254
La Quinta, CA 92253
Pleasanton
La Sierra	5934 Gibraltar Drive, Suite 100
3312 La Sierra Avenue, Suite 105	Pleasanton, CA 94588
Riverside, CA 92503
Rancho Cucamonga, Haven Avenue
Moreno Valley	8599 Haven Avenue, Suite 210
12460 Heacock Street	Rancho Cucamonga, CA 91730
Moreno Valley, CA 92553

Rancho Cucamonga, Commerce Center Drive
Orangecrest	10370 Commerce Center Drive, Suite 110
19348 Van Buren Boulevard, Suite 119	Rancho Cucamonga, CA 91730
Riverside, CA 92508
Riverside, Canyon Crest Drive
Rancho Mirage	5225 Canyon Crest Drive, Suite 86
71991 Highway 111	Riverside, CA 92507
Ranch Mirage, CA 92270
Riverside, Indiana Avenue
Redlands	7111 Indiana Avenue, Suite 200
125 E. Citrus Avenue	Riverside, CA 92504
Redlands, CA 92373
Riverside, Market Street
Sun City	2280 Market Street, Suite 230
27010 Sun City Boulevard	Riverside, CA 92501
Sun City, CA 92586
Riverside, Riverside Avenue
Temecula	6529 Riverside Avenue, Suite 160
40705 Winchester Road, Suite 6	Riverside, CA 92506
Temecula, CA 92591
Roseville
2998 Douglas Boulevard, Suite 105
Roseville, CA 95661

San Diego
362 W. Mission Avenue, Suite 207
Escondido, CA 92025

San Rafael
4040 Civic Center Drive, Suite 200
San Rafael, CA 94903

Santa Barbara
3710 State Street, Suite B
Santa Barbara, CA 93105

Stockton
3443 Dear Park, Suite C
Stockton, CA 95219

Westlake Village
2659 Townsgate Road, Suite 105
Westlake Village, CA 91361

Customer Information 1-800-442-5201 or www.myprovident.com

Corporate Office
3756 Central Avenue, Riverside, CA 92506
(951) 686-6060

www.myprovident.com

NASDAQ Global Select Market - PROV