Form 10-K, Exhibit 13
period 2014-06-30
PROVIDENT FINANCIAL HOLDINGS INC
filed 2014-09-15
CIK 1010470

EXHIBIT 13

2014 Annual Report to Stockholders

2014 Annual Report

Message From the Chairman

Dear Shareholders:

It is my pleasure to forward our Annual Report for fiscal 2014. We reported net income of $6.6 million, or $0.65 per diluted share, and a return on equity of 4.3%, which is lower than expected, but not unreasonable given the decline in mortgage banking revenues. As I described in my message last year, we expected fiscal 2014 to be a year of transition for our company. We understood at that time that the elevated earnings in fiscal 2013 from our mortgage banking business would be difficult to replicate in fiscal 2014. In fact, we spent the first three quarters of fiscal 2014 adjusting our mortgage banking business model to compensate for the poorer mortgage banking fundamentals. At the same time, we were investing in our community banking business to increase our loan origination capacity to support growth in our multi-family, commercial real estate and construction loan portfolios. By the end of fiscal 2014 each of these initiatives were largely complete and, as a result, we are better positioned today than we were last year at this time to take advantage of better general economic conditions and stabilized mortgage origination markets.
In addition to the initiatives described above, our fiscal 2014 Business Plan outlined our multi-year objectives to lower the balance of cash and cash equivalents; to decrease the percentage of single-family loans to loans held for investment; to change our funding mix by reducing borrowings, time deposits, and brokered deposits; to improve asset quality; and to return a meaningful amount of capital to our shareholders in the form of cash dividends and stock repurchases while maintaining sound regulatory capital ratios. More specifically, the fiscal 2014 Business Plan for Provident Bank forecast growth in loans held for investment, growth in retail deposits (primarily core deposits), control of operating expenses, and sound capital management decisions. For Provident Bank Mortgage, we established goals to change our product offerings consistent with the changing market, to increase the percentage of purchase money origination volume, to lower our operating expenses and to update our systems, policies and practices consistent with the regulatory changes scheduled to take effect in January 2014.
I am pleased to report that we have made progress in all of these specific initiatives. Loan originations and purchases for the held for investment portfolio were $168.0 million in fiscal 2014, a 79% increase from $94.1 million in fiscal 2013, resulting in an increase in loans held for investment for the first time in six years; we increased the core deposits balance by 1% at June 30, 2014 from the same date last year, less than intended but making progress nonetheless; operating expenses declined by $13.2 million or 20% from the prior year; and, we paid a quarterly cash dividend of $0.10 per share while repurchasing 1.13 million shares of our common stock.
Additionally, in fiscal 2014, Provident Bank Mortgage originated $2.0 billion of loans held for sale, with 58% originated from purchase money transactions and 42% from refinance transactions. Also, we decreased the operating expenses in our mortgage banking business by $10.4 million or 25% in comparison to the prior year and we successfully implemented the changes in regulatory requirements within the January 2014 deadline.

Provident Bank
We remain committed to the strategies implemented in prior years that we believe will improve our fundamental performance. For example, the percentage of investment securities to total assets continues to decline, the percentage of loans held for investment to total assets continues to increase and the percentage of preferred loans (multi-family, commercial real estate, construction and commercial business) to loans held for investment continues to grow. We intend to grow the Company with more aggressive goals this year but will remain disciplined in our growth execution, returning capital to shareholders in the form of cash dividends and common stock repurchases to the extent our opportunities are limited by overly aggressive competitors or languishing improvement in general economic conditions. We will continue to invest in our preferred loan origination capabilities and retail deposit platform primarily within our geographic footprint.
Similar to last year, during the course of fiscal 2015, we will emphasize prudent increases in loans held for investment; the growth of retail deposits (primarily transaction accounts); diligent control of operating expenses; and sound capital management decisions. We believe that successful execution of these strategies will enhance our franchise value while limiting our risk profile.

Provident Bank Mortgage
We have made significant progress in adjusting our mortgage banking business model to current market fundamentals. During the course of fiscal 2014, we closed four mortgage banking retail offices and reduced the total number of mortgage banking employees by 19%. In fiscal 2015, we will plan to: change our product offerings commensurate with the changing market; continue our focus on purchase money originations versus refinance originations; make changes to our operating expenses consistent with the changing market; and respond to the significant changes in regulatory requirements currently scheduled to take effect in August 2015.

A Final Word
There is no doubt that fiscal 2014 was a year of transition for our Company but not unlike many transitions we have successfully overcome in the past; and, it seems to me, that it is unrealistic to believe that the path to success does not contain some bumps along the way. In fact, I’m reminded of a quote attributed to David Brinkley, the Emmy-award winning broadcast journalist who once said, “Lay a firm foundation with the bricks that others throw at you.” Well, we positioned a few bricks and reinforced our foundation during fiscal 2014 and I am confident that the effort will result in better future performance. The Company is well positioned for future growth and will be able to capitalize on opportunities very quickly as they arise.
In closing, I wish to thank our staff of banking professionals for their ongoing commitment and dedication; and express my appreciation for the support we receive from our customers in the communities we serve and the trust bestowed upon us by our shareholders. We recognize that our Company is inextricably linked to each of you and we will make every effort to earn your respect and loyalty.

Sincerely,

/s/ Craig G. Blunden
Craig G. Blunden
Chairman and Chief Executive Officer

Financial Highlights

The following tables set forth information concerning the consolidated financial position and results of operations of the Corporation and its subsidiary at the dates and for the periods indicated.

	At or For The Year Ended June 30,
	2014	2013	2012	2011	2010
(In Thousands, Except Per Share Information )
FINANCIAL CONDITION DATA:
Total assets	$1,105,629	$1,211,041	$1,260,917	$1,313,724	$1,398,576
Loans held for investment, net	772,141	748,397	796,836	881,610	1,006,260
Loans held for sale, at fair value	158,883	188,050	231,639	191,678	170,255
Cash and cash equivalents	118,937	193,839	145,136	142,550	96,201
Investment securities	17,147	19,510	22,898	26,193	35,003
Deposits	897,870	923,010	961,411	945,767	932,933
Borrowings	41,431	106,491	126,546	206,598	309,647
Stockholders’ equity	145,862	159,974	144,777	140,918	126,919
Book value per share	15.66	15.40	13.34	12.34	11.13
OPERATING DATA:
Interest income	$38,059	$44,161	$51,435	$58,689	$70,163
Interest expense	7,336	10,804	14,705	20,940	30,585
Net interest income	30,723	33,357	36,730	37,749	39,578
(Recovery) provision for loan losses	(3,380)	(1,499)	5,777	5,465	21,843
Net interest income after (recovery) provision for loan losses	34,103	34,856	30,953	32,284	17,735
Loan servicing and other fees	1,077	1,093	733	892	797
Gain on sale of loans, net	25,799	68,493	38,017	31,194	14,338
Deposit account fees	2,469	2,449	2,438	2,504	2,823
Net gain on sale of investment securities	—	—	—	—	2,290
Gain (loss) on sale and operations of real estate owned acquired in the settlement of loans, net	18	916	(120)	(1,351)	16
Gain on sale of premises and equipment	—	—	—	1,089	—
Card and processing fees	1,370	1,292	1,282	1,274	1,110
Other non-interest income	942	957	800	755	885
Operating expenses	54,168	67,343	55,365	45,372	38,139
Income before income taxes	11,610	42,713	18,738	23,269	1,855
Provision for income taxes	5,004	16,916	7,928	10,049	740
Net income	$6,606	$25,797	$10,810	$13,220	$1,115
Basic earnings per share	$0.67	$2.43	$0.96	$1.16	$0.13
Diluted earnings per share	$0.65	$2.38	$0.96	$1.16	$0.13
Cash dividend per share	$0.40	$0.24	$0.14	$0.04	$0.04

Financial Highlights

	At or For The Year Ended June 30,
	2014	2013	2012	2011	2010
KEY OPERATING RATIOS:
Performance Ratios
Return on average assets	0.58%	2.09%	0.84%	0.97%	0.08%
Return on average stockholders’ equity	4.31	16.80	7.58	9.80	0.94
Interest rate spread	2.69	2.69	2.83	2.76	2.71
Net interest margin	2.79	2.80	2.95	2.90	2.83
Average interest-earning assets to average interest-bearing liabilities	113.54	112.46	110.53	108.31	105.68
Operating and administrative expenses as a percentage of average total assets	4.75	5.44	4.29	3.33	2.61
Efficiency ratio (1)	86.81	62.03	69.31	61.23	61.68
Stockholders’ equity to total assets ratio	13.19	13.21	11.48	10.73	9.07
Dividend payout ratio	61.54	10.08	14.58	3.45	30.77
Regulatory Capital Ratios
Tier 1 leverage capital ratio	12.53%	13.12%	11.26%	10.47%	8.77%
Tier 1 risk-based capital ratio	18.72	21.36	17.53	16.22	11.83
Total risk-based capital ratio	19.98	22.64	18.79	17.48	13.10
Asset Quality Ratios
Non-performing loans as a percentage of loans held for investment, net	2.06%	2.90%	4.33%	4.21%	5.84%
Non-performing assets as a percentage of total assets	1.66	1.98	3.17	3.46	5.25
Allowance for loan losses as a percentage of gross loans held for investment	1.25	1.96	2.63	3.34	4.14
Allowance for loan losses as a percentage of gross non-performing loans	55.73	58.77	52.45	59.49	56.78
Net charge-offs to average loans receivable, net	0.21	0.51	1.38	1.67	1.96

(1)	Non-interest expense as a percentage of net interest income and non-interest income.

Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders will be held at the Riverside Art Museum at 3425 Mission Inn Avenue, Riverside, California on Tuesday, November 25, 2014 at 11:00 a.m. (Pacific).  A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders.

CORPORATE OFFICE

Provident Financial Holdings, Inc.
3756 Central Avenue
Riverside, CA 92506
(951) 686-6060

INTERNET ADDRESS

www.myprovident.com

SPECIAL COUNSEL

Breyer & Associates PC
8180 Greensboro Drive, Suite 785
McLean, VA 22102
(703) 883-1100

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
695 Town Center Drive, Suite 1200
Costa Mesa, CA 92626-7188
(714) 436-7100

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

Board of Directors and Senior Officers

Board of Directors	Senior Officers

Joseph P. Barr, CPA	Provident Financial Holdings, Inc.
Principal
Swenson Accountancy Corporation	Craig G. Blunden
Chairman
Bruce W. Bennett	Chief Executive Officer
Retired Health Care Executive
Private Investor	Donavon P. Ternes
President
Craig G. Blunden	Chief Operating Officer
Chairman and Chief Executive Officer	Chief Financial Officer
Provident Financial Holdings, Inc.	Corporate Secretary
Provident Bank
Provident Bank
Judy A. Carpenter
President and Chief Operating Officer	Craig G. Blunden
Riverside Medical Clinic	Chairman
Chief Executive Officer
Debbi H. Guthrie
Senior Vice President and Managing Director	Richard L. Gale
Raincross Hospitality Corporation	Senior Vice President
Provident Bank Mortgage
Roy H. Taylor
Chief Executive Officer	Deborah L. Hill
Hub International of California, Inc.	Senior Vice President
Insurance Services, Inc.	Chief Human Resources and
Administrative Officer
William E. Thomas, Esq.
Principal	Lilian Salter
William E. Thomas, Inc.,	Senior Vice President
A Professional Law Corporation	Chief Information Officer

Donavon P. Ternes
President
Chief Operating Officer
Chief Financial Officer
Corporate Secretary

David S. Weiant
Senior Vice President
Chief Lending Officer

Gwendolyn L. Wertz
Senior Vice President
Retail Banking

Provident Locations

RETAIL BANKING CENTERS	WHOLESALE MORTGAGE OFFICES

Blythe	Pleasanton
350 E. Hobson Way	5934 Gibraltar Drive, Suite 102
Blythe, CA 92225	Pleasanton, CA 94588

Canyon Crest	Rancho Cucamonga
5225 Canyon Crest Drive, Suite 86	10370 Commerce Center Drive, Suite 200
Riverside, CA 92507	Rancho Cucamonga, CA 91730

Corona
487 Magnolia Avenue, Suite 101	RETAIL MORTGAGE OFFICES
Corona, CA 92879
City of Industry
Corporate Office	18725 East Gale Avenue, Suite 100
3756 Central Avenue	City of Industry, CA 91748
Riverside CA 92506
Elk Grove
Downtown Business Center	9245 Laguna Springs Drive, Suite 130
4001 Main Street	Elk Grove, CA 95758
Riverside, CA 92501
Escondido
Hemet	362 West Mission Avenue, Suite 200
1690 E. Florida Avenue	Escondido, CA 92025
Hemet, CA 92544
Glendora
Iris Plaza	1200 East Route 66, Suite 102
16110 Perris Boulevard, Suite K	Glendora, CA 91740
Moreno Valley, CA 92551
Livermore
La Quinta	2578 Old First Street
78752 Highway 111	Livermore, CA 94550
La Quinta, CA 92253
Rancho Cucamonga
La Sierra	10370 Commerce Center Drive, Suite 110
3312 La Sierra Avenue, Suite 105	Rancho Cucamonga, CA 91730
Riverside, CA 92503
Redding
Moreno Valley	1619 Hilltop Drive, Suite E
12460 Heacock Street	Redding, CA 96002
Moreno Valley, CA 92553

Riverside, Canyon Crest Drive
Orangecrest	5225 Canyon Crest Drive, Suite 86
19348 Van Buren Boulevard, Suite 119	Riverside, CA 92507
Riverside, CA 92508
Riverside, Indiana Avenue
Rancho Mirage	7111 Indiana Avenue, Suite 200
71991 Highway 111	Riverside, CA 92504
Ranch Mirage, CA 92270
Riverside, Riverside Avenue
Redlands	6529 Riverside Avenue, Suite 160
125 E. Citrus Avenue	Riverside, CA 92506
Redlands, CA 92373
Roseville
Sun City	2998 Douglas Boulevard, Suite 105
27010 Sun City Boulevard	Roseville, CA 95661
Sun City, CA 92586
San Rafael
Temecula	899 Northgate Drive, Suite 304
40705 Winchester Road, Suite 6	San Rafael, CA 94903
Temecula, CA 92591
Santa Barbara
3710 State Street, Suite B
Santa Barbara, CA 93105

Westlake Village
2659 Townsgate Road, Suite 105
Westlake Village, CA 91361

Customer Information 1-800-442-5201 or www.myprovident.com

Corporate Office
3756 Central Avenue, Riverside, CA 92506
(951) 686-6060

www.myprovident.com

NASDAQ Global Select Market - PROV