Form 10-K, Exhibit 13
period 2015-06-30
PROVIDENT FINANCIAL HOLDINGS INC
filed 2015-09-14
CIK 1010470

EXHIBIT 13

2015 Annual Report to Stockholders

2015 Annual Report

Message From the Chairman

Dear Shareholders:

It is my pleasure to forward our Annual Report for fiscal 2015. We reported net income of $9.8 million, or $1.07 per diluted share, and a return on equity of 6.8%, which is significantly better than last year. As I described in my message last year, we were well-positioned to execute on our corporate strategies and our improved financial results reflect our ability to monetize a combination of generally better economic conditions and improved mortgage banking fundamentals during fiscal 2015. In fact, our pre-tax income was much more evenly distributed between our operating segments with community banking contributing $9.1 million and mortgage banking contributing $8.0 million in fiscal 2015. We are pleased with the progress we are making to improve the financial results of each operating segment and believe more progress can be made by executing on our multi-year objectives.
The fiscal 2015 Business Plan for Provident Bank forecast growth in loans held for investment, growth in retail deposits (primarily core deposits), control of operating expenses, and sound capital management decisions. For Provident Bank Mortgage, we established goals to change our product offerings consistent with the changing market, to increase the percentage of purchase money origination volume, to lower our operating expenses and to update our systems, policies and practices consistent with the regulatory changes scheduled to take effect in October 2015.
I am pleased to report that we have made progress in all of these specific initiatives. For Provident Bank, loan originations and purchases for the held for investment portfolio were $175.1 million in fiscal 2015, a four percent increase from $168.0 million in fiscal 2014, resulting in a five percent increase in loans held for investment; the core deposits balance increased by $51.4 million or 10% at June 30, 2015 from the same date last year; operating expenses increased by $3.8 million or seven percent from the prior year but our efficiency ratio improved to 79% in fiscal 2015 from 87% last year denoting that the growth in revenue outpaced the rise in operating expenses; finally, we paid a quarterly cash dividend of $0.11 per share in the first three quarters and $0.12 per share in the fourth quarter of fiscal 2015 while repurchasing approximately 785,000 shares of our common stock.
Additionally, in fiscal 2015, Provident Bank Mortgage originated $2.5 billion of loans held for sale a 26% increase from fiscal 2014, with 43% originated from purchase money transactions and 57% from refinance transactions. Also, while the operating expenses in our mortgage banking business were essentially unchanged from the prior year, revenue increased by approximately $9.9 million reversing the prior year’s pre-tax loss. We are also well on our way to the successful implementation of the changes needed to comply with the regulatory requirements by the October 2015 deadline.

Provident Bank
We remain committed to the long-term strategies implemented in prior years that we believe will improve our fundamental performance. For example, the percentage of investment securities to total assets continues to decline, the percentage of loans held for investment to total assets continues to increase and the percentage of preferred loans (multi-family, commercial real estate, construction and commercial business) to loans held for investment continues to grow. We intend to grow the Company with more aggressive goals this year but will remain disciplined in our execution, returning capital to shareholders in the form of cash dividends and common stock repurchases to the extent our opportunities are limited by overly aggressive competitors.
Similar to last year, during the course of fiscal 2016, we will emphasize prudent increases in loans held for investment; the growth of retail deposits (primarily transaction accounts); diligent control of operating expenses; and sound capital management decisions. We believe that successful execution of these strategies will enhance our franchise value while limiting our risk profile.

Provident Bank Mortgage
We have made significant progress in adjusting our mortgage banking business model to current market fundamentals. During the course of fiscal 2015, we opened one and closed two mortgage banking retail offices and kept the total number of mortgage banking employees essentially unchanged from the prior year. In fiscal 2016, we plan to: change our product offerings commensurate with the changing market; continue our focus on purchase money originations versus refinance originations; make changes to our operating expenses consistent with the changing market; and respond to the significant changes in regulatory requirements scheduled to take effect in October 2015.

A Final Word
In less than one year we will be celebrating the 60th Anniversary of our Company. As I reflect on the history of the Company, I can recall many important milestones such as, exceeding one billion dollars in total assets, becoming a publicly traded company, growing to over 500 employees, and successfully navigating through the Great Recession, among many others. But one thing stands out to me during our entire 60 year history: first and foremost we are a community bank and we have never forgotten that our success comes from fulfilling the needs of the businesses and families in the communities we serve. As I think about our community bank heritage, I’m reminded of a quote I once heard, “Write this on a rock…small businesses and community banks are the twin pillars of America’s Main Street economy.” A bit dramatic but I believe it to be true nonetheless. We differentiate our Company from the Wall Street banks and other interlopers by making local decisions and standing shoulder-to-shoulder with local leaders and residents to build a better community. I can describe many instances where our Company, directors, officers and staff have been instrumental in helping a particular project come to fruition for the betterment of the community. Why does it matter? Here’s what I know, engaging the community generates goodwill and a loyal customer base with diverse needs and preferences. Our goal is to meet those diverse needs and preferences when indifferent Wall Street banks can’t or won’t. By doing so, we will enhance and strengthen the franchise value of our Company along the way.
In closing, I wish to thank our staff of banking professionals for their ongoing commitment and dedication; and express my appreciation for the support we receive from customers and shareholders.

Sincerely,

/s/ Craig G. Blunden
Craig G. Blunden
Chairman and Chief Executive Officer

Financial Highlights

The following tables set forth information concerning the consolidated financial position and results of operations of the Corporation and its subsidiary at the dates and for the periods indicated.

	At or For The Year Ended June 30,
(In Thousands, Except Per Share Information)	2015	2014	2013	2012	2011

FINANCIAL CONDITION DATA:
Total assets	$1,174,555	$1,105,629	$1,211,041	$1,260,917	$1,313,724
Loans held for investment, net	814,234	772,141	748,397	796,836	881,610
Loans held for sale, at fair value	224,715	158,883	188,050	231,639	191,678
Cash and cash equivalents	81,403	118,937	193,839	145,136	142,550
Investment securities	14,961	17,147	19,510	22,898	26,193
Deposits	924,086	897,870	923,010	961,411	945,767
Borrowings	91,367	41,431	106,491	126,546	206,598
Stockholders’ equity	141,137	145,862	159,974	144,777	140,918
Book value per share	16.35	15.66	15.40	13.34	12.34

OPERATING DATA:
Interest income	$39,696	$38,059	$44,161	$51,435	$58,689
Interest expense	6,421	7,336	10,804	14,705	20,940
Net interest income	33,275	30,723	33,357	36,730	37,749
(Recovery) provision for loan losses	(1,387)	(3,380)	(1,499)	5,777	5,465
Net interest income after (recovery) provision for loan losses	34,662	34,103	34,856	30,953	32,284
Loan servicing and other fees	1,085	1,077	1,093	733	892
Gain on sale of loans, net	34,210	25,799	68,493	38,017	31,194
Deposit account fees	2,412	2,469	2,449	2,438	2,504
Gain (loss) on sale and operations of real estate owned acquired in the settlement of loans, net	282	18	916	(120)	(1,351)
Gain on sale of premises and equipment	—	—	—	—	1,089
Card and processing fees	1,406	1,370	1,292	1,282	1,274
Other non-interest income	992	942	957	800	755
Operating expenses	57,969	54,168	67,343	55,365	45,372
Income before income taxes	17,080	11,610	42,713	18,738	23,269
Provision for income taxes	7,277	5,004	16,916	7,928	10,049
Net income	$9,803	$6,606	$25,797	$10,810	$13,220
Basic earnings per share	$1.09	$0.67	$2.43	$0.96	$1.16
Diluted earnings per share	$1.07	$0.65	$2.38	$0.96	$1.16
Cash dividend per share	$0.45	$0.40	$0.24	$0.14	$0.04

Financial Highlights

	At or For The Year Ended June 30,
	2015	2014	2013	2012	2011

KEY OPERATING RATIOS:

Performance Ratios
Return on average assets	0.87%	0.58%	2.09%	0.84%	0.97%
Return on average stockholders’ equity	6.81	4.31	16.80	7.58	9.80
Interest rate spread	2.96	2.69	2.69	2.83	2.76
Net interest margin	3.03	2.79	2.80	2.95	2.90
Average interest-earning assets to average interest-bearing liabilities	113.02	113.54	112.46	110.53	108.31
Operating and administrative expenses as a percentage of average total assets	5.12	4.75	5.44	4.29	3.33
Efficiency ratio(1)	78.70	86.81	62.03	69.31	61.23
Stockholders’ equity to total assets ratio	12.02	13.19	13.21	11.48	10.73
Dividend payout ratio	42.06	61.54	10.08	14.58	3.45

The Corporation's Regulatory Capital Ratios(2)
Tier 1 leverage capital (to adjusted average assets)	11.94%	N/A	N/A	N/A	N/A
CET1 capital (to risk-weighted assets)	19.24	N/A	N/A	N/A	N/A
Tier 1 capital (to risk-weighted assets)	19.24	N/A	N/A	N/A	N/A
Total capital (to risk-weighted assets)	20.49	N/A	N/A	N/A	N/A

The Bank's Regulatory Capital Ratios(2)
Tier 1 leverage capital (to adjusted average assets)	10.68%	12.53%	13.12%	11.26%	10.47%
CET1 capital (to risk-weighted assets)	17.22	N/A	N/A	N/A	N/A
Tier 1 capital (to risk-weighted assets)	17.22	18.72	21.36	17.53	16.22
Total capital (to risk-weighted assets)	18.47	19.98	22.64	18.79	17.48

Asset Quality Ratios
Non-performing loans as a percentage of loans held for investment, net	1.71%	2.06%	2.90%	4.33%	4.21%
Non-performing assets as a percentage of total assets	1.39	1.66	1.98	3.17	3.46
Allowance for loan losses as a percentage of gross loans held for investment	1.06	1.25	1.96	2.63	3.34
Allowance for loan losses as a percentage of gross non-performing loans	59.77	55.73	58.77	52.45	59.49
Net (recoveries) charge-offs to average loans receivable, net	(0.04)	0.21	0.51	1.38	1.67

(1)	Non-interest expense as a percentage of net interest income and non-interest income.

(2)	On January 1, 2015 the Corporation and the Bank implemented the Basel III capital protocol consistent with regulatory requirements which were not applicable in prior periods.

Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders will be held at the Riverside Art Museum at 3425 Mission Inn Avenue, Riverside, California on Thursday, November 19, 2015 at 11:00 a.m. (Pacific).  A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders.

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

Computershare, Inc.
P.O. Box 43078
Providence, RI 02940
(800) 942-5909

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

Board of Directors and Senior Officers

Board of Directors	Senior Officers

Joseph P. Barr, CPA	Provident Financial Holdings, Inc.
Principal
Swenson Accountancy Corporation	Craig G. Blunden
Chairman and Chief Executive Officer
Bruce W. Bennett
Retired Health Care Executive	Donavon P. Ternes
Private Investor	President, Chief Operating Officer and
Chief Financial Officer
Craig G. Blunden	Corporate Secretary
Chairman and Chief Executive Officer
Provident Financial Holdings, Inc.	Provident Bank
Provident Bank
Craig G. Blunden
Judy A. Carpenter	Chairman and Chief Executive Officer
President and Chief Operating Officer
Riverside Medical Clinic	Richard L. Gale
Senior Vice President
Debbi H. Guthrie	Provident Bank Mortgage
Executive Vice President,
Chief Financial Officer and	Deborah L. Hill
Chief Operations Officer	Senior Vice President
Raincross Hospitality Corporation	Chief Human Resources and
Administrative Officer
Roy H. Taylor
Chief Executive Officer	Lilian Salter
Hub International of California, Inc.	Senior Vice President
Chief Information Officer
William E. Thomas, Esq.
Principal	Donavon P. Ternes
William E. Thomas, Inc.,	President, Chief Operating Officer and
A Professional Law Corporation	Chief Financial Officer
Corporate Secretary

David S. Weiant
Senior Vice President
Chief Lending Officer

Gwendolyn L. Wertz
Senior Vice President
Retail Banking

Provident Locations

RETAIL BANKING CENTERS	WHOLESALE MORTGAGE OFFICES

Blythe	Pleasanton
350 E. Hobson Way	5934 Gibraltar Drive, Suite 102
Blythe, CA 92225	Pleasanton, CA 94588

Canyon Crest	Rancho Cucamonga
5225 Canyon Crest Drive, Suite 86	10370 Commerce Center Drive, Suite 200
Riverside, CA 92507	Rancho Cucamonga, CA 91730

Corona
487 Magnolia Avenue, Suite 101	RETAIL MORTGAGE OFFICES
Corona, CA 92879
Carlsbad
Corporate Office	2888 Loker Avenue East, Suite 202
3756 Central Avenue	Carlsbad, CA 92010
Riverside, CA 92506
City of Industry
Downtown Business Center	18725 East Gale Avenue, Suite 100
4001 Main Street	City of Industry, CA 91748
Riverside, CA 92501
Elk Grove
Hemet	9245 Laguna Springs Drive, Suite 130
1690 E. Florida Avenue	Elk Grove, CA 95758
Hemet, CA 92544
Escondido
Iris Plaza	362 West Mission Avenue, Suite 200
16110 Perris Boulevard, Suite K	Escondido, CA 92025
Moreno Valley, CA 92551
Glendora
La Quinta	1200 East Route 66, Suite 102
78752 Highway 111	Glendora, CA 91740
La Quinta, CA 92253
Livermore
La Sierra	2578 Old First Street
3312 La Sierra Avenue, Suite 105	Livermore, CA 94550
Riverside, CA 92503
Rancho Cucamonga
Moreno Valley	10370 Commerce Center Drive, Suite 110
12460 Heacock Street	Rancho Cucamonga, CA 91730
Moreno Valley, CA 92553

Riverside, Canyon Crest Drive
Orangecrest	5225 Canyon Crest Drive, Suite 86
19348 Van Buren Boulevard, Suite 119	Riverside, CA 92507
Riverside, CA 92508
Riverside, Indiana Avenue
Rancho Mirage	7111 Indiana Avenue, Suite 200
71991 Highway 111	Riverside, CA 92504
Ranch Mirage, CA 92270
Riverside, Riverside Avenue
Redlands	6529 Riverside Avenue, Suite 160
125 E. Citrus Avenue	Riverside, CA 92506
Redlands, CA 92373
Roseville
Sun City	2998 Douglas Boulevard, Suite 105
27010 Sun City Boulevard	Roseville, CA 95661
Sun City, CA 92586
Santa Barbara
Temecula	3710 State Street, Suite B
40705 Winchester Road, Suite 6	Santa Barbara, CA 93105
Temecula, CA 92591
Westlake Village
2659 Townsgate Road, Suite 105
Westlake Village, CA 91361

Customer Information 1-800-442-5201 or www.myprovident.com

Corporate Office
3756 Central Avenue, Riverside, CA 92506
(951) 686-6060

www.myprovident.com

NASDAQ Global Select Market - PROV