Form 10-K, Exhibit 13
period 2016-06-30
PROVIDENT FINANCIAL HOLDINGS INC
filed 2016-09-12
CIK 1010470

EXHIBIT 13

2016 Annual Report to Stockholders

2016 Annual Report

Message From the Chairman

Dear Shareholders:

I am pleased to forward our Annual Report during the 60th Anniversary of our Company. It is a tremendous honor to represent the Company, to be the one, on behalf of the Company, accepting awards and recognition from local and state leaders who have acknowledged Provident for the positive impact it has made over the years, helping to make life better in the communities we serve. More importantly, to be the one that thanks our customers and employees for their loyalty and dedication.
Our fiscal 2016 results, net income of $7.5 million or $0.88 per share, were lower than last year and hampered because we made the strategic decision to stand firm on our underwriting standards in the face of an extremely competitive operating environment thereby reducing our growth rate. Additionally, mortgage banking experienced a more difficult year than last year as a result of interest rate volatility and the implementation of the October 2015 regulatory changes which seemed to freeze mortgage origination activity for a time as industry participants made sure their implementation complied with the new requirements. Nonetheless, we continue to improve on our ability to execute within each operating segment laying the foundation for improved financial results consistent with our multi-year objectives.
The fiscal 2016 Business Plan for Provident Bank forecast growth in loans held for investment, growth in retail deposits (primarily core deposits), control of operating expenses, and sound capital management decisions. For Provident Bank Mortgage, we established goals to change our product offerings consistent with the changing market, to increase the percentage of purchase money origination volume, to lower our operating expenses and to update our systems, policies and practices consistent with the new October 2015 regulatory requirements.
I am pleased to report that we have made progress in all of these specific initiatives. For Provident Bank, loan originations and purchases for the held for investment portfolio were $216.1 million in fiscal 2016, a 23 percent increase from $175.1 million in fiscal 2015, unfortunately the increased origination volume was tempered by a significant increase in loan prepayments resulting in a lower than forecast three percent increase in loans held for investment which was below our expectations; the core deposits balance increased by $39.1 million or seven percent at June 30, 2016 from the same date last year; operating expenses were essentially unchanged from the prior year; and finally, we paid a quarterly cash dividend of $0.12 per share in fiscal 2016 while repurchasing approximately 742,000 shares of our common stock.
Additionally, in fiscal 2016, Provident Bank Mortgage originated $2.0 billion of loans held for sale, a 21 percent decrease from fiscal 2015, with 54 percent originated from purchase money transactions and 46 percent originated from refinance transactions. Also, operating expenses in our mortgage banking business were essentially unchanged from the prior year and we implemented the changes needed to comply with the regulatory requirements by the October 2015 deadline.

Provident Bank
We remain committed to the long-term strategies implemented in prior years that we believe will improve our fundamental performance. For example, the percentage of investment securities to total assets remains at very low levels, the percentage of loans held for investment to total assets continues to increase and the percentage of preferred loans (multi-family, commercial real estate, construction and commercial business) to loans held for investment continues to expand. We intend to grow the Company with more aggressive goals this year but will remain disciplined in our execution, returning capital to shareholders in the form of cash dividends and common stock repurchases to the extent our opportunities are limited by overly aggressive competitors.
Similar to last year, during the course of fiscal 2017, we will emphasize prudent increases in loans held for investment; the growth of retail deposits; diligent control of operating expenses; and sound capital management decisions. We believe that successful execution of these strategies will enhance our franchise value while limiting our risk profile.

Provident Bank Mortgage
We continue to adjust our mortgage banking business model to current market fundamentals. During the course of fiscal 2016, we opened one mortgage banking retail office and reduced by 12 the total number of mortgage banking employees from the prior year. In fiscal 2017, we plan to: change our product offerings commensurate with the shifting market; continue our focus on purchase money originations versus refinance originations; and make changes to our operating expenses consistent with market opportunities.

A Final Word
In last year’s message, leading up to the 60th Anniversary of our Company, I recounted many important milestones. We achieved those milestones during good and bad economic times; and during periods of rapid and less than rapid growth. Over the course of those 60 years we established a corporate culture for our Company that sometimes reminds me of the famous story, the Tortoise and the Hare, attributed to the Greek fabulist Aesop. Of course, in my view, the application of the story to banking is consistent with the Tortoise who established a disciplined, steady pace to eventually win the race, rather than with the hare who carelessly fell asleep at a critical juncture in the race (although many familiar with the banking industry leading up to the Great

Recession may draw a different parallel). At Provident we approach our business in a similar manner to how the Tortoise approached the celebrated race. We are disciplined and steady, certainly; and we are also pragmatic, determined, nimble, thoughtful and resourceful. Our corporate culture is the reason Provident thrives today, becoming the largest independently owned community bank in Riverside County, underscoring 60 years of commitment to the customers and communities we serve while building the franchise value of the Company along the way.
In closing, I wish to thank our staff of banking professionals and the Board of Directors for their ongoing commitment and dedication; and express my appreciation for the sponsorship we receive from customers and shareholders. Truly, with your support, we have withstood the test of time.

Sincerely,

/s/ Craig G. Blunden
Craig G. Blunden
Chairman and Chief Executive Officer

Financial Highlights

The following tables set forth information concerning the consolidated financial position and results of operations of the Corporation and its subsidiary at the dates and for the periods indicated.

	At or For The Year Ended June 30,
(In Thousands, Except Per Share Information)	2016	2015	2014	2013	2012

FINANCIAL CONDITION DATA:
Total assets	$1,171,381	$1,174,555	$1,105,629	$1,211,041	$1,260,917
Loans held for investment, net	840,022	814,234	772,141	748,397	796,836
Loans held for sale, at fair value	189,458	224,715	158,883	188,050	231,639
Cash and cash equivalents	51,206	81,403	118,937	193,839	145,136
Investment securities	51,522	14,961	17,147	19,510	22,898
Deposits	926,384	924,086	897,870	923,010	961,411
Borrowings	91,299	91,367	41,431	106,491	126,546
Stockholders’ equity	133,451	141,137	145,862	159,974	144,777
Book value per share	16.73	16.35	15.66	15.40	13.34

OPERATING DATA:
Interest income	$39,304	$39,696	$38,059	$44,161	$51,435
Interest expense	6,975	6,421	7,336	10,804	14,705
Net interest income	32,329	33,275	30,723	33,357	36,730
(Recovery) provision for loan losses	(1,715)	(1,387)	(3,380)	(1,499)	5,777
Net interest income after (recovery) provision for loan losses	34,044	34,662	34,103	34,856	30,953
Loan servicing and other fees	1,068	1,085	1,077	1,093	733
Gain on sale of loans, net	31,521	34,210	25,799	68,493	38,017
Deposit account fees	2,319	2,412	2,469	2,449	2,438
(Loss) gain on sale and operations of real estate owned acquired in the settlement of loans, net	(95)	282	18	916	(120)
Card and processing fees	1,448	1,406	1,370	1,292	1,282
Other non-interest income	800	992	942	957	800
Operating expenses	58,259	57,969	54,168	67,343	55,365
Income before income taxes	12,846	17,080	11,610	42,713	18,738
Provision for income taxes	5,372	7,277	5,004	16,916	7,928
Net income	$7,474	$9,803	$6,606	$25,797	$10,810
Basic earnings per share	$0.90	$1.09	$0.67	$2.43	$0.96
Diluted earnings per share	$0.88	$1.07	$0.65	$2.38	$0.96
Cash dividend per share	$0.48	$0.45	$0.40	$0.24	$0.14

Financial Highlights

	At or For The Year Ended June 30,
	2016	2015	2014	2013	2012

KEY OPERATING RATIOS:

Performance Ratios
Return on average assets	0.64%	0.87%	0.58%	2.09%	0.84%
Return on average stockholders’ equity	5.43	6.81	4.31	16.80	7.58
Interest rate spread	2.78	2.96	2.69	2.69	2.83
Net interest margin	2.85	3.03	2.79	2.80	2.95
Average interest-earning assets to average interest-bearing liabilities	111.75	113.02	113.54	112.46	110.53
Operating and administrative expenses as a percentage of average total assets	4.98	5.12	4.75	5.44	4.29
Efficiency ratio(1)	83.96	78.70	86.81	62.03	69.31
Stockholders’ equity to total assets ratio	11.39	12.02	13.19	13.21	11.48
Dividend payout ratio	54.55	42.06	61.54	10.08	14.58

The Corporation's Regulatory Capital Ratios(2)
Tier 1 leverage capital (to adjusted average assets)	11.40%	11.94%	N/A	N/A	N/A
CET1 capital (to risk-weighted assets)	17.89	19.24	N/A	N/A	N/A
Tier 1 capital (to risk-weighted assets)	17.89	19.24	N/A	N/A	N/A
Total capital (to risk-weighted assets)	19.09	20.49	N/A	N/A	N/A

The Bank's Regulatory Capital Ratios(2)
Tier 1 leverage capital (to adjusted average assets)	10.29%	10.68%	12.53%	13.12%	11.26%
CET1 capital (to risk-weighted assets)	16.16	17.22	N/A	N/A	N/A
Tier 1 capital (to risk-weighted assets)	16.16	17.22	18.72	21.36	17.53
Total capital (to risk-weighted assets)	17.36	18.47	19.98	22.64	18.79

Asset Quality Ratios
Non-performing loans as a percentage of loans held for investment, net	1.23%	1.71%	2.06%	2.90%	4.33%
Non-performing assets as a percentage of total assets	1.11	1.39	1.66	1.98	3.17
Allowance for loan losses as a percentage of gross loans held for investment	1.02	1.06	1.25	1.96	2.63
Allowance for loan losses as a percentage of gross non-performing loans	77.38	59.77	55.73	58.77	52.45
Net (recoveries) charge-offs to average loans receivable, net	(0.17)	(0.04)	0.21	0.51	1.38

(1)	Non-interest expense as a percentage of net interest income and non-interest income.

(2)	On January 1, 2015 the Corporation and the Bank implemented the Basel III capital protocol consistent with regulatory requirements which were not applicable in prior periods.

Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders will be held at the Riverside Art Museum at 3425 Mission Inn Avenue, Riverside, California on Thursday, November 17, 2016 at 11:00 a.m. (Pacific).  A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders.

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

Board of Directors and Senior Officers

Board of Directors	Senior Officers

Joseph P. Barr, CPA	Provident Financial Holdings, Inc.
Partner Emeritus
Swenson Accountancy Corporation	Craig G. Blunden
Chairman and Chief Executive Officer
Bruce W. Bennett
Retired Health Care Executive	Donavon P. Ternes
Private Investor	President, Chief Operating Officer,
Chief Financial Officer, and
Craig G. Blunden	Corporate Secretary
Chairman and Chief Executive Officer
Provident Financial Holdings, Inc.	Provident Bank
Provident Bank
Craig G. Blunden
Judy A. Carpenter	Chairman and Chief Executive Officer
President and Chief Operating Officer
Riverside Medical Clinic	Richard L. Gale
Senior Vice President
Debbi H. Guthrie	Provident Bank Mortgage
Executive Vice President and
Chief Communications Officer	Deborah L. Hill
Raincross Hospitality Corporation	Senior Vice President
Chief Human Resources and
Roy H. Taylor	Administrative Officer
Chief Executive Officer
Hub International of California, Inc.	Lilian Salter
Senior Vice President
William E. Thomas, Esq.	Chief Information Officer
Principal
William E. Thomas, Inc.,	Donavon P. Ternes
a Professional Law Corporation	President, Chief Operating Officer,
Chief Financial Officer, and
Corporate Secretary

David S. Weiant
Senior Vice President
Chief Lending Officer

Gwendolyn L. Wertz
Senior Vice President
Retail Banking

Provident Locations

RETAIL BANKING CENTERS	WHOLESALE MORTGAGE OFFICES

Blythe	Pleasanton
350 E. Hobson Way	5934 Gibraltar Drive, Suite 102
Blythe, CA 92225	Pleasanton, CA 94588

Canyon Crest	Rancho Cucamonga
5225 Canyon Crest Drive, Suite 86	10370 Commerce Center Drive, Suite 200
Riverside, CA 92507	Rancho Cucamonga, CA 91730

Corona
487 Magnolia Avenue, Suite 101	RETAIL MORTGAGE OFFICES
Corona, CA 92879
Carlsbad
Downtown Business Center	2888 Loker Avenue East, Suite 202
4001 Main Street	Carlsbad, CA 92010
Riverside, CA 92501
City of Industry
Hemet	18725 East Gale Avenue, Suite 100
1690 E. Florida Avenue	City of Industry, CA 91748
Hemet, CA 92544
Elk Grove
Home Office	9245 Laguna Springs Drive, Suite 130
6570 Magnolia Avenue	Elk Grove, CA 95758
Riverside, CA 92506
Escondido
La Quinta	362 West Mission Avenue, Suite 200
78752 Highway 111	Escondido, CA 92025
La Quinta, CA 92253
Glendora
La Sierra	1200 East Route 66, Suite 102
3312 La Sierra Avenue, Suite 105	Glendora, CA 91740
Riverside, CA 92503
Livermore
Moreno Valley	2578 Old First Street
12460 Heacock Street	Livermore, CA 94550
Moreno Valley, CA 92553
Rancho Cucamonga
Orangecrest	10370 Commerce Center Drive, Suite 110
19348 Van Buren Boulevard, Suite 119	Rancho Cucamonga, CA 91730

Riverside, CA 92508
Riverside, Canyon Crest Drive
Rancho Mirage	5225 Canyon Crest Drive, Suite 86
71991 Highway 111	Riverside, CA 92507
Ranch Mirage, CA 92270
Riverside, Indiana Avenue
Redlands	7111 Indiana Avenue, Suite 200
125 E. Citrus Avenue	Riverside, CA 92504
Redlands, CA 92373
Riverside, Riverside Avenue
Sun City	6529 Riverside Avenue, Suite 160
27010 Sun City Boulevard	Riverside, CA 92506
Sun City, CA 92586
Roseville
Temecula	2998 Douglas Boulevard, Suite 105
40705 Winchester Road, Suite 6	Roseville, CA 95661
Temecula, CA 92591
Santa Barbara
3710 State Street, Suite B
Santa Barbara, CA 93105

Victorville
12180 Ridgecrest Street, Suite 116
Victorville, CA 92395

Westlake Village
2659 Townsgate Road, Suite 105
Westlake Village, CA 91361

Customer Information 1-800-442-5201 or www.myprovident.com

Corporate Office
3756 Central Avenue, Riverside, CA 92506
(951) 686-6060

www.myprovident.com

NASDAQ Global Select Market - PROV