Form 10-K, Exhibit 13
period 2017-06-30
PROVIDENT FINANCIAL HOLDINGS INC
filed 2017-09-01
CIK 1010470

EXHIBIT 13

2017 Annual Report to Stockholders

2017 Annual Report

Message From the Chairman

Dear Shareholders:

I am pleased to forward our Annual Report for fiscal 2017. You will note that it has been a mixed year for the Company. A year where we have demonstrated meaningful improvement in our community banking business, improving profitability by 11% in comparison to last year, but a year where we have also experienced challenges in our mortgage banking business, recording a small loss for the year. We have navigated similar waters in the past and are confident that we can continue to improve our community banking results by capitalizing on better general economic conditions through high quality growth while simultaneously adjusting our mortgage banking business to compensate for the poorer mortgage banking environment.
Overall, our fiscal 2017 financial results, net income of $5.2 million or $0.64 per share, deteriorated from last year and was largely the result of mortgage interest rate volatility resulting in a compressed loan sale margin as mortgage loan competitors responded with more aggressive pricing in an effort to stabilize their declining volume. When the downturn became evident, we spent the final two quarters of the fiscal year adjusting our mortgage banking business to compensate for the weaker mortgage banking fundamentals. As a result, we are better positioned today than we were last year at this time to better compete with what we believe will be lower overall mortgage volumes for fiscal 2018 in comparison to recent prior years.
The fiscal 2017 Business Plan for Provident Bank forecast growth in loans held for investment, growth in retail deposits (primarily core deposits), control of operating expenses, and sound capital management decisions. For Provident Bank Mortgage, we established goals to change our product offerings consistent with the changing market, to increase the percentage of purchase money origination volume, and to lower our operating expenses consistent with changes in market opportunities.
I am pleased to report that we have made progress. For Provident Bank, loan originations and purchases for the held for investment portfolio were $253.7 million in fiscal 2017, a 17 percent increase from $216.1 million in fiscal 2016, unfortunately the increased origination volume was tempered by loan prepayments. Nevertheless, loans held for investment grew eight percent this year, a higher growth rate than last year, and consistent with the moderate growth rate of the past four years; the core deposits balance increased by $41.1 million or seven percent at June 30, 2017 from the same date last year; operating expenses for fiscal 2017 increased by just three percent from the prior year; and finally, we paid a quarterly cash dividend of $0.13 per share in fiscal 2017 while repurchasing approximately 425,000 shares of our common stock.
Additionally, in fiscal 2017, Provident Bank Mortgage originated approximately $1.9 billion of loans held for sale, a decline of approximately 3% from fiscal 2016, with 51 percent originated for purchase money transactions and 49 percent originated for refinance transactions. Provident Bank Mortgage also originated $76.5 million of loans held for investment in fiscal 2017, a 109 percent increase from the $36.6 million originated last year. Also, operating expenses in our mortgage banking business were lower by one percent from the prior year, however, our loan sale margin declined to 140 basis points in fiscal 2017 from 157 basis points in fiscal 2016 as a result of the more competitive situation this year. To put this in perspective, 17 basis points less in loan sale margin on $1.9 billion of production volume reduces revenues by $3.2 million which, for us, was the difference between a profitable year or an unprofitable year for mortgage banking. Unfortunately, we experienced the latter.

Provident Bank
We remain committed to the long-term strategies implemented in prior years that we believe will improve our fundamental performance. For example, the percentage of investment securities to total assets remains at very low levels and the percentage of loans held for investment to total assets continues to increase. We intend to grow the Company with similar goals this year in comparison to last year but will remain disciplined in our execution, returning capital to shareholders in the form of cash dividends and common stock repurchases to the extent our opportunities are limited by overly aggressive competitors. We will not pursue growth at any cost.
Similar to last year, during the course of fiscal 2018, we plan to emphasize prudent increases in loans held for investment; the growth of retail deposits; diligent control of operating expenses; and sound capital management decisions. We believe that successful execution of these strategies will enhance our franchise value while limiting our risk profile.

Provident Bank Mortgage
We continue to adjust our mortgage banking business model to current market fundamentals. During the course of fiscal 2017, we opened one and closed three mortgage banking retail offices and reduced the total number of mortgage banking personnel from the end of the prior year by approximately 16%. In fiscal 2018, we plan to: change our product offerings commensurate with the shifting market; continue our focus on purchase money originations versus refinance originations; make changes to our operating expenses consistent with market opportunities; and complete the implementation of our new loan operating system.

A Final Word
As I reflect on the performance of our Company during fiscal 2017, it would be easy to focus on the disappointing financial results while ignoring the heavy-lifting of our day-to-day activities that builds the franchise value of the Company without embedding excessive risk in the balance sheet. We strive for long-term viability and try not to be unduly obsessed with short-term profitability. That is not to say, however, that we are satisfied with our recent financial performance, we are not. But, we also have long memories filled with past economic instability and the resultant stress on the financial services industry and financial and real estate markets; and in particular, individual banks that overextended themselves by entering new business lines they did not fully understand or expanded their risk appetite beyond prudent levels. We stick to our knitting; we have been serving the needs of consumers and businesses of Inland Southern California for many years and have grown to become the largest community bank headquartered in Riverside County. Over time, this approach has served our constituencies well.
In closing, I wish to recognize our staff of banking professionals and the Board of Directors for their endless commitment and dedication; and express my appreciation for the support we receive from our customers and shareholders. We recognize that our long-term success is conditioned upon your ongoing goodwill. Thank you.

Sincerely,

/s/ Craig G. Blunden
Craig G. Blunden
Chairman and Chief Executive Officer

Financial Highlights

The following tables set forth information concerning the consolidated financial position and results of operations of the Corporation and its subsidiary at the dates and for the periods indicated.

	At or For The Year Ended June 30,
(In Thousands, Except Per Share Information)	2017	2016	2015	2014	2013

FINANCIAL CONDITION DATA:
Total assets	$1,200,633	$1,171,381	$1,174,555	$1,105,629	$1,211,041
Loans held for investment, net	904,919	840,022	814,234	772,141	748,397
Loans held for sale, at fair value	116,548	189,458	224,715	158,883	188,050
Cash and cash equivalents	72,826	51,206	81,403	118,937	193,839
Investment securities	69,759	51,522	14,961	17,147	19,510
Deposits	926,521	926,384	924,086	897,870	923,010
Borrowings	126,226	91,299	91,367	41,431	106,491
Stockholders’ equity	128,230	133,451	141,137	145,862	159,974
Book value per share	16.62	16.73	16.35	15.66	15.40

OPERATING DATA:
Interest income	$42,417	$39,304	$39,696	$38,059	$44,161
Interest expense	6,679	6,975	6,421	7,336	10,804
Net interest income	35,738	32,329	33,275	30,723	33,357
Recovery from the allowance for loan losses	(1,042)	(1,715)	(1,387)	(3,380)	(1,499)
Net interest income after recovery from the allowance for loan losses	36,780	34,044	34,662	34,103	34,856
Loan servicing and other fees	1,251	1,068	1,085	1,077	1,093
Gain on sale of loans, net	25,680	31,521	34,210	25,799	68,493
Deposit account fees	2,194	2,319	2,412	2,469	2,449
(Loss) gain on sale and operations of real estate owned acquired in the settlement of loans, net	(557)	(95)	282	18	916
Card and processing fees	1,451	1,448	1,406	1,370	1,292
Other non-interest income	802	800	992	942	957
Operating expenses	58,785	58,259	57,969	54,168	67,343
Income before income taxes	8,816	12,846	17,080	11,610	42,713
Provision for income taxes	3,609	5,372	7,277	5,004	16,916
Net income	$5,207	$7,474	$9,803	$6,606	$25,797
Basic earnings per share	$0.66	$0.90	$1.09	$0.67	$2.43
Diluted earnings per share	$0.64	$0.88	$1.07	$0.65	$2.38
Cash dividend per share	$0.52	$0.48	$0.45	$0.40	$0.24

Financial Highlights

	At or For The Year Ended June 30,
	2017	2016	2015	2014	2013

KEY OPERATING RATIOS:

Performance Ratios
Return on average assets	0.43%	0.64%	0.87%	0.58%	2.09%
Return on average stockholders’ equity	3.94	5.43	6.81	4.31	16.80
Interest rate spread	3.00	2.78	2.96	2.69	2.69
Net interest margin	3.06	2.85	3.03	2.79	2.80
Average interest-earning assets to average interest-bearing liabilities	111.16	111.75	113.02	113.54	112.46
Operating and administrative expenses as a percentage of average total assets	4.90	4.98	5.12	4.75	5.44
Efficiency ratio(1)	88.32	83.96	78.70	86.81	62.03
Stockholders’ equity to total assets ratio	10.68	11.39	12.02	13.19	13.21
Dividend payout ratio	81.25	54.55	42.06	61.54	10.08

The Corporation's Regulatory Capital Ratios(2)
Tier 1 leverage capital (to adjusted average assets)	10.77%	11.40%	11.94%	N/A	N/A
CET1 capital (to risk-weighted assets)	17.57	17.89	19.24	N/A	N/A
Tier 1 capital (to risk-weighted assets)	17.57	17.89	19.24	N/A	N/A
Total capital (to risk-weighted assets)	18.71	19.09	20.49	N/A	N/A

The Bank's Regulatory Capital Ratios(2)
Tier 1 leverage capital (to adjusted average assets)	9.90%	10.29%	10.68%	12.53%	13.12%
CET1 capital (to risk-weighted assets)	16.14	16.16	17.22	N/A	N/A
Tier 1 capital (to risk-weighted assets)	16.14	16.16	17.22	18.72	21.36
Total capital (to risk-weighted assets)	17.28	17.36	18.47	19.98	22.64

Asset Quality Ratios
Non-performing loans as a percentage of loans held for investment, net	0.88%	1.23%	1.71%	2.06%	2.90%
Non-performing assets as a percentage of total assets	0.80	1.11	1.39	1.66	1.98
Allowance for loan losses as a percentage of gross loans held for investment	0.88	1.02	1.06	1.25	1.96
Net (recoveries) charge-offs to average loans receivable, net	(0.04)	(0.17)	(0.04)	0.21	0.51

(1)	Non-interest expense as a percentage of net interest income and non-interest income.

(2)	On January 1, 2015 the Corporation and the Bank implemented the Basel III capital protocol consistent with regulatory requirements which were not applicable in prior periods.

Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders will be held at the Riverside Art Museum at 3425 Mission Inn Avenue, Riverside, California on Tuesday, November 28, 2017 at 11:00 a.m. (Pacific).  A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders.

CORPORATE OFFICE

Provident Financial Holdings, Inc.
3756 Central Avenue
Riverside, CA 92506
(951) 686-6060

INTERNET ADDRESS

www.myprovident.com

SPECIAL COUNSEL

Breyer & Associates PC
8180 Greensboro Drive, Suite 785
McLean, VA 22102
(703) 883-1100

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
695 Town Center Drive, Suite 1000
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

Board of Directors and Senior Officers

Board of Directors	Senior Officers

Joseph P. Barr, CPA	Provident Financial Holdings, Inc.
Partner Emeritus
Swenson Accountancy Corporation	Craig G. Blunden
Chairman and Chief Executive Officer
Bruce W. Bennett
Retired Health Care Executive	Donavon P. Ternes
Private Investor	President, Chief Operating Officer,
Chief Financial Officer, and
Craig G. Blunden	Corporate Secretary
Chairman and Chief Executive Officer
Provident Financial Holdings, Inc.	Provident Bank
Provident Bank
Craig G. Blunden
Judy A. Carpenter	Chairman and Chief Executive Officer
President and Chief Operating Officer
Riverside Medical Clinic	Deborah L. Hill
Senior Vice President
Debbi H. Guthrie	Chief Human Resources and
Retired Executive	Administrative Officer
Raincross Hospitality Corporation
Robert "Scott" Ritter
Roy H. Taylor	Senior Vice President
Chief Executive Officer	Provident Bank Mortgage
Hub International of California, Inc.
Lilian Salter
William E. Thomas, Esq.	Senior Vice President
Principal	Chief Information Officer
William E. Thomas, Inc.,
a Professional Law Corporation	Donavon P. Ternes
President, Chief Operating Officer,
Chief Financial Officer, and
Corporate Secretary

David S. Weiant
Senior Vice President
Chief Lending Officer

Gwendolyn L. Wertz
Senior Vice President
Retail Banking

Provident Locations

RETAIL BANKING CENTERS	WHOLESALE MORTGAGE OFFICES

Blythe	Pleasanton
350 E. Hobson Way	5934 Gibraltar Drive, Suite 102
Blythe, CA 92225	Pleasanton, CA 94588

Canyon Crest	Rancho Cucamonga
5225 Canyon Crest Drive, Suite 86	10370 Commerce Center Drive, Suite 200
Riverside, CA 92507	Rancho Cucamonga, CA 91730

Corona
487 Magnolia Avenue, Suite 101	RETAIL MORTGAGE OFFICES
Corona, CA 92879
Atascadero
Downtown Business Center	7480 El Camino Real, 2nd Floor
4001 Main Street	Atascadero, CA 93422
Riverside, CA 92501
Brea
Hemet	3010 Saturn Street, Suite 101
1690 E. Florida Avenue	Brea, CA 92821
Hemet, CA 92544
Escondido
Home Office	221 West Crest Street, Suite 100
6570 Magnolia Avenue	Escondido, CA 92025
Riverside, CA 92506
Glendora
La Quinta	1200 East Route 66, Suite 102
78752 Highway 111	Glendora, CA 91740
La Quinta, CA 92253
Rancho Cucamonga
La Sierra	10370 Commerce Center Drive, Suite 110
3312 La Sierra Avenue, Suite 105	Rancho Cucamonga, CA 91730
Riverside, CA 92503
Riverside, Canyon Crest Drive
Moreno Valley	5225 Canyon Crest Drive, Suite 86
12460 Heacock Street	Riverside, CA 92507
Moreno Valley, CA 92553
Riverside, Indiana Avenue
Orangecrest	7111 Indiana Avenue, Suite 200
19348 Van Buren Boulevard, Suite 119	Riverside, CA 92504
Riverside, CA 92508

Riverside, Riverside Avenue
Rancho Mirage	6529 Riverside Avenue, Suite 160
71991 Highway 111	Riverside, CA 92506
Ranch Mirage, CA 92270
Roseville
Redlands	2998 Douglas Boulevard, Suite 105
125 E. Citrus Avenue	Roseville, CA 95661
Redlands, CA 92373

Sun City
27010 Sun City Boulevard
Sun City, CA 92586

Temecula
40705 Winchester Road, Suite 6
Temecula, CA 92591

Customer Information 1-800-442-5201 or www.myprovident.com

Corporate Office
3756 Central Avenue, Riverside, CA 92506
(951) 686-6060

www.myprovident.com

NASDAQ Global Select Market - PROV