Form 10-K, Exhibit 13
period 2018-06-30
PROVIDENT FINANCIAL HOLDINGS INC
filed 2018-08-31
CIK 1010470

EXHIBIT 13

2018 Annual Report to Stockholders

2018 Annual Report

Message From the Chairman

Dear Shareholders:

I am pleased to forward our Annual Report for fiscal 2018. A year where we have met and resolved significant challenges, and also a year where we have continued to work on better positioning the Company to improve on our financial results by capitalizing on better general economic conditions through high quality growth in the community banking segment while simultaneously adjusting our mortgage banking business to compensate for the challenging mortgage banking environment.
Overall, our fiscal 2018 financial results, net income of $2.1 million or $0.28 per share, were lower than last year but were adversely affected by non-recurring expenses associated with the settlements of certain legal matters and the revaluation of net deferred tax assets consistent with the Tax Cuts and Jobs Act. Additionally, we made significant changes to our mortgage banking business model, closing a few loan production offices and adjusting the staffing levels to more closely align origination capacity and cost structure to lower demand for mortgages.
The fiscal 2018 Business Plan for Provident Bank forecast growth in loans held for investment, growth in retail deposits (primarily core deposits), control of operating expenses, and sound capital management decisions. For Provident Bank Mortgage, we established goals to change our product offerings, consistent with the changing market, to increase the percentage of purchase money origination volume, to lower our operating expenses, consistent with changes in market opportunities and to complete the implementation of our new loan operating system.
I am pleased to report that we have made progress in these areas. For Provident Bank, loan originations and purchases for the held for investment portfolio were $199.9 million in fiscal 2018, unfortunately the loan origination volume was more than offset by loan prepayments, which were higher in fiscal 2018 than last year. The core deposits balance increased by $11.3 million or two percent at June 30, 2018 from the same date last year and represents 74 percent of total deposits; operating expenses for fiscal 2018 decreased by three percent from the prior year (after adjusting for the non-recurring litigation settlement expenses); and finally, we paid a quarterly cash dividend of $0.14 per share in fiscal 2018 while repurchasing approximately 384,000 shares of our common stock.
Also, in fiscal 2018, Provident Bank Mortgage originated approximately $1.2 billion of loans held for sale, a decline of approximately 38 percent from fiscal 2017, with 62 percent originated for purchase money transactions and 38 percent originated for refinance transactions. Provident Bank Mortgage also originated $85.1 million of loans held for investment in fiscal 2018, an 11 percent increase from the $76.5 million originated for investment last year. Additionally, operating expenses in our mortgage banking business declined by 22 percent from the prior year (after adjusting for the non-recurring litigation settlement expenses), and demonstrates our commitment to adjusting the business model in relation to mortgage market opportunities. Lastly, we completed the implementation of our new loan operating system in the retail channel and will have the implementation completed in the wholesale channel by the end of the first quarter of fiscal 2019. Unfortunately though, the substantial adjustments we made to the mortgage banking business model were insufficient to overcome the significantly lower loan origination volume resulting in an unprofitable year for mortgage banking.

Provident Bank in fiscal 2019
Similar to this year, we plan to emphasize disciplined growth in loans held for investment (we will not pursue growth at any cost); the growth of core deposits; diligent control of operating expenses; and sound capital management decisions. To the extent our opportunities are limited by overly aggressive competitors, we will return capital to shareholders in the form of cash dividends and common stock repurchases. We believe that successful execution of these strategies will enhance our franchise value while keeping our risk profile within acceptable levels.

Provident Bank Mortgage in fiscal 2019
We will continue to adjust our mortgage banking business model to current market conditions. During the course of fiscal 2018, we closed three mortgage banking loan production offices and reduced the total number of mortgage banking personnel from the end of the prior year by approximately 32 percent. In fiscal 2019, we plan to: further change our product offerings commensurate with the shifting market; continue our focus on purchase money originations versus refinance originations; make changes to our operating expenses consistent with market opportunities; and complete the implementation of our new loan operating system.

A Final Word
I am encouraged by general economic conditions and the current banking environment. As a result, I am excited to begin the Company’s new fiscal year. We can look forward to full implementation of the tax cuts (for those of us on a fiscal year), easing regulatory pressures and solid credit quality. We have a healthy economy resulting in job and wage growth and Provident is exceptionally well-capitalized giving us the ability to execute on our business plan and capital management goals. Of course, we will still have our share of challenges to face but we have repeatedly demonstrated our ability to overcome obstacles. Doing so, has resulted in our becoming the largest community bank headquartered in Riverside County.
In closing, I wish to recognize our staff of banking professionals and the Board of Directors for their endless commitment and dedication; the exceptional loyalty of our customers in the communities we serve; and the steadfast support of our shareholders. We recognize that our long-term success is inextricably linked to each of you. Thank you.

Sincerely,

/s/ Craig G. Blunden
Craig G. Blunden
Chairman and Chief Executive Officer

Financial Highlights

The following tables set forth information concerning the consolidated financial position and results of operations of the Corporation and its subsidiary at the dates and for the periods indicated.

	At or For The Year Ended June 30,
(In Thousands, Except Per Share Information)	2018	2017	2016	2015	2014

FINANCIAL CONDITION DATA:
Total assets	$1,175,549	$1,200,633	$1,171,381	$1,174,555	$1,105,629
Loans held for investment, net	902,685	904,919	840,022	814,234	772,141
Loans held for sale, at fair value	96,298	116,548	189,458	224,715	158,883
Cash and cash equivalents	43,301	72,826	51,206	81,403	118,937
Investment securities	95,309	69,759	51,522	14,961	17,147
Deposits	907,598	926,521	926,384	924,086	897,870
Borrowings	126,163	126,226	91,299	91,367	41,431
Stockholders’ equity	120,457	128,230	133,451	141,137	145,862
Book value per share	16.23	16.62	16.73	16.35	15.66

OPERATING DATA:
Interest income	$42,712	$42,417	$39,304	$39,696	$38,059
Interest expense	6,412	6,679	6,975	6,421	7,336
Net interest income	36,300	35,738	32,329	33,275	30,723
Recovery from the allowance for loan losses	(536)	(1,042)	(1,715)	(1,387)	(3,380)
Net interest income after recovery from the allowance for loan losses	36,836	36,780	34,044	34,662	34,103
Loan servicing and other fees	1,575	1,251	1,068	1,085	1,077
Gain on sale of loans, net	15,802	25,680	31,521	34,210	25,799
Deposit account fees	2,119	2,194	2,319	2,412	2,469
(Loss) gain on sale and operations of real estate owned acquired in the settlement of loans, net	(86)	(557)	(95)	282	18
Card and processing fees	1,541	1,451	1,448	1,406	1,370
Other non-interest income	944	802	800	992	942
Operating expenses	53,204	58,785	58,259	57,969	54,168
Income before income taxes	5,527	8,816	12,846	17,080	11,610
Provision for income taxes	3,396	3,609	5,372	7,277	5,004
Net income	$2,131	$5,207	$7,474	$9,803	$6,606
Basic earnings per share	$0.28	$0.66	$0.90	$1.09	$0.67
Diluted earnings per share	$0.28	$0.64	$0.88	$1.07	$0.65
Cash dividend per share	$0.56	$0.52	$0.48	$0.45	$0.40

Financial Highlights

	At or For The Year Ended June 30,
	2018	2017	2016	2015	2014

KEY OPERATING RATIOS:

Performance Ratios
Return on average assets	0.18%	0.43%	0.64%	0.87%	0.58%
Return on average stockholders’ equity	1.73	3.94	5.43	6.81	4.31
Interest rate spread	3.13	3.00	2.78	2.96	2.69
Net interest margin	3.19	3.06	2.85	3.03	2.79
Average interest-earning assets to average interest-bearing liabilities	110.66	111.16	111.75	113.02	113.54
Operating and administrative expenses as a percentage of average total assets	4.54	4.90	4.98	5.12	4.75
Efficiency ratio(1)	91.42	88.32	83.96	78.70	86.81
Stockholders’ equity to total assets ratio	10.25	10.68	11.39	12.02	13.19
Dividend payout ratio	200.00	81.25	54.55	42.06	61.54

The Corporation's Regulatory Capital Ratios(2)
Tier 1 leverage capital (to adjusted average assets)	10.29%	10.77%	11.40%	11.94%	N/A
CET1 capital (to risk-weighted assets)	17.37	17.57	17.89	19.24	N/A
Tier 1 capital (to risk-weighted assets)	17.37	17.57	17.89	19.24	N/A
Total capital (to risk-weighted assets)	18.46	18.71	19.09	20.49	N/A

The Bank's Regulatory Capital Ratios(2)
Tier 1 leverage capital (to adjusted average assets)	9.96%	9.90%	10.29%	10.68%	12.53%
CET1 capital (to risk-weighted assets)	16.81	16.14	16.16	17.22	N/A
Tier 1 capital (to risk-weighted assets)	16.81	16.14	16.16	17.22	18.72
Total capital (to risk-weighted assets)	17.90	17.28	17.36	18.47	19.98

Asset Quality Ratios
Non-performing loans as a percentage of loans held for investment, net	0.67%	0.88%	1.23%	1.71%	2.06%
Non-performing assets as a percentage of total assets	0.59	0.80	1.11	1.39	1.66
Allowance for loan losses as a percentage of gross loans held for investment	0.81	0.88	1.02	1.06	1.25
Net charge-offs (recoveries) to average loans receivable, net	0.01	(0.04)	(0.17)	(0.04)	0.21

(1)	Non-interest expense as a percentage of net interest income and non-interest income.

(2)	On January 1, 2015 the Corporation and the Bank implemented the Basel III capital protocol consistent with regulatory requirements which were not applicable in prior periods.

Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders will be held at the Riverside Art Museum at 3425 Mission Inn Avenue, Riverside, California on Tuesday, November 27, 2018 at 11:00 a.m. (Pacific).  A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders.

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

Board of Directors and Senior Officers

Board of Directors	Senior Officers

Joseph P. Barr, CPA	Provident Financial Holdings, Inc.
Partner Emeritus
Swenson Accountancy Corporation	Craig G. Blunden
Chairman and Chief Executive Officer
Bruce W. Bennett
Retired Health Care Executive	Donavon P. Ternes
Private Investor	President, Chief Operating Officer,
Chief Financial Officer, and
Craig G. Blunden	Corporate Secretary
Chairman and Chief Executive Officer
Provident Financial Holdings, Inc.	Provident Bank
Provident Bank
Craig G. Blunden
Judy A. Carpenter	Chairman and Chief Executive Officer
President and Chief Operating Officer
Riverside Medical Clinic	Deborah L. Hill
Senior Vice President
Debbi H. Guthrie	Chief Human Resources and
Retired Executive	Administrative Officer
Raincross Hospitality Corporation
Robert "Scott" Ritter
Roy H. Taylor	Senior Vice President
Retired Executive	Provident Bank Mortgage
Hub International of California, Inc.
Lilian Salter
William E. Thomas, Esq.	Senior Vice President
Executive Vice President and General Counsel	Chief Information Officer
The KPC Group
Donavon P. Ternes
President, Chief Operating Officer,
Chief Financial Officer, and
Corporate Secretary

David S. Weiant
Senior Vice President
Chief Lending Officer

Gwendolyn L. Wertz
Senior Vice President
Retail Banking

Provident Locations

RETAIL BANKING CENTERS	WHOLESALE MORTGAGE OFFICES

Blythe	Pleasanton
350 E. Hobson Way	5934 Gibraltar Drive, Suite 102
Blythe, CA 92225	Pleasanton, CA 94588

Canyon Crest	Rancho Cucamonga
5225 Canyon Crest Drive, Suite 86	10370 Commerce Center Drive, Suite 110
Riverside, CA 92507	Rancho Cucamonga, CA 91730

Corona
487 Magnolia Avenue, Suite 101	RETAIL MORTGAGE OFFICES
Corona, CA 92879
Atascadero
Downtown Business Center	7480 El Camino Real, 2nd Floor
4001 Main Street	Atascadero, CA 93422
Riverside, CA 92501
Brea
Hemet	3010 Saturn Street, Suite 101
1690 E. Florida Avenue	Brea, CA 92821
Hemet, CA 92544
Escondido
Home Office	221 West Crest Street, Suite 100
6570 Magnolia Avenue	Escondido, CA 92025
Riverside, CA 92506
Glendora
La Quinta	1200 East Route 66, Suite 102
78752 Highway 111	Glendora, CA 91740
La Quinta, CA 92253
Rancho Cucamonga
La Sierra	10370 Commerce Center Drive, Suite 110
3312 La Sierra Avenue, Suite 105	Rancho Cucamonga, CA 91730
Riverside, CA 92503
Riverside, Canyon Crest Drive
Moreno Valley	5225 Canyon Crest Drive, Suite 86
12460 Heacock Street	Riverside, CA 92507
Moreno Valley, CA 92553
Riverside, Indiana Avenue
Orangecrest	7111 Indiana Avenue, Suite 200
19348 Van Buren Boulevard, Suite 119	Riverside, CA 92504
Riverside, CA 92508

Riverside, Riverside Avenue
Rancho Mirage	6529 Riverside Avenue, Suite 160
71991 Highway 111	Riverside, CA 92506
Ranch Mirage, CA 92270
Roseville
Redlands	2998 Douglas Boulevard, Suite 115
125 E. Citrus Avenue	Roseville, CA 95661
Redlands, CA 92373

Sun City
27010 Sun City Boulevard
Sun City, CA 92586

Temecula
40705 Winchester Road, Suite 6
Temecula, CA 92591

Customer Information 1-800-442-5201 or www.myprovident.com

Corporate Office
3756 Central Avenue, Riverside, CA 92506
(951) 686-6060

www.myprovident.com

NASDAQ Global Select Market - PROV