Form 10-K, Exhibit 13
period 2019-06-30
PROVIDENT FINANCIAL HOLDINGS INC
filed 2019-08-30
CIK 1010470

EXHIBIT 13

2019 Annual Report to Stockholders

2019 Annual Report

Message From the Chairman

Dear Shareholders:

I am pleased to forward our Annual Report for fiscal 2019.  Throughout the year, we have made great strides in improving upon our community bank franchise in the Inland Empire region of Southern California.  Fundamentals have improved as a result of our execution and are demonstrated by net interest margin expansion, stable core deposit costs and balances, strong credit quality, and robust capital levels.  We also made a few difficult decisions this past year when we consolidated the retail banking center in La Quinta with the center located in Rancho Mirage and when we scaled back the origination of saleable single-family mortgage loans.  Although these decisions were difficult, we remain convinced that the Company is better positioned today than this time last year as a result of our actions.

Fiscal 2019
Overall, the fiscal 2019 financial results, described on the following Financial Highlights pages, improved from last year.  However, it should be noted that our financial results were negatively impacted by the non-recurring expenses associated with the changes we made to scale back the saleable single-family lending operations and to consolidate the two retail banking centers.  Nonetheless, we have received a positive response from our shareholders who believe as we do that the adjustments we have made, despite the costs to do so, are beneficial to the long term success of the Company.
Last year in the Chairman’s Message I described that our Business Plan forecast disciplined growth in loans held for investment, growth in retail deposits (primarily core deposits), control of operating expenses, and sound capital management decisions.  We also established goals to adjust our single-family mortgage operations commensurate with market conditions.
I am pleased to report that we have made progress on each of these initiatives.  Loan originations and purchases for the held for investment portfolio were $171.2 million in fiscal 2019, which was tempered to some degree by our disciplined underwriting standards.  Unfortunately, the loan origination volume was more than offset by another year of elevated loan prepayments.  Core deposits decreased by just $21.8 million or three percent at June 30, 2019 from the same date last year despite the fact that we maintained consistent core deposit rates in the face of generally rising interest rates; operating expenses for fiscal 2019 decreased by 15 percent from the prior year (after adjusting for the non-recurring expenses associated with scaling back the saleable single-family mortgage operations in fiscal 2019 and the non-recurring litigation settlement expenses in fiscal 2018); and, we paid a quarterly cash dividend of $0.14 per share in fiscal 2019 while repurchasing approximately 52,000 shares of our common stock.  Finally, we made the decision to concentrate our efforts on originating single-family loans for our portfolio and completed the necessary steps to restructure our single-family mortgage operations.

Fiscal 2020
Similar to this year, we plan to emphasize disciplined growth in loans held for investment (we will not pursue growth at any cost); the growth of core deposits; diligent control of operating expenses; and sound capital management decisions.  To the extent our opportunities are limited by overly aggressive competitors, we will return capital to shareholders in the form of cash dividends and common stock repurchases.  We are committed to single-family, multi-family, and commercial real estate mortgage lending as our primary sources of asset growth, however, we will work toward increasing the percentage of single-family loans and reducing the percentage of multi-family loans in our loan portfolio, while still growing both portfolios, resulting in a more balanced composition between these components.  Similarly, we intend to increase the percentage of lower cost checking and savings accounts and decrease the percentage of time deposits in our deposit base while still growing total deposits.  This strategy is intended to improve core revenue through a higher net interest margin and ultimately, coupled with the growth of the Company, an increase in net interest income.

A Final Word
I am pleased with how we have positioned the Company and am confident we will capitalize on future opportunities as they develop.  Provident is well known in the communities we serve and we can compete quite well against money center, regional and other community banks.  Of course, a well-positioned Company must also be ready for future challenges.  At the time of this writing, the yield curve is inverted creating pressure on the net interest margin of many banks and several economists are suggesting that the U.S. could see the start of a recession in 2020 or 2021.  We are prepared for these and other challenges as well.
In closing, I would like to thank our staff of banking professionals for their commitment and dedication to Provident and the Board of Directors for their wisdom and guidance.  I would also like to thank our customers for their loyalty to Provident over the years and the steadfast support of our shareholders.  We recognize that our long-term success is inextricably linked to each of you.  Thank you.

Sincerely,

/s/ Craig G. Blunden
Craig G. Blunden
Chairman and Chief Executive Officer

Financial Highlights

The following tables set forth information concerning the consolidated financial position and results of operations of the Corporation and its subsidiary at the dates and for the periods indicated.
	At or For The Year Ended June 30,
(In Thousands, Except Per Share Information)	2019	2018	2017	2016	2015

FINANCIAL CONDITION DATA:
Total assets	$1,084,850	$1,175,549	$1,200,633	$1,171,381	$1,174,555
Loans held for investment, net	879,925	902,685	904,919	840,022	814,234
Loans held for sale, at fair value	—	96,298	116,548	189,458	224,715
Cash and cash equivalents	70,632	43,301	72,826	51,206	81,403
Investment securities	100,059	95,309	69,759	51,522	14,961
Deposits	841,271	907,598	926,521	926,384	924,086
Borrowings	101,107	126,163	126,226	91,299	91,367
Stockholders’ equity	120,641	120,457	128,230	133,451	141,137
Book value per share	16.12	16.23	16.62	16.73	16.35

OPERATING DATA:
Interest income	$44,378	$42,712	$42,417	$39,304	$39,696
Interest expense	6,208	6,412	6,679	6,975	6,421
Net interest income	38,170	36,300	35,738	32,329	33,275
Recovery from the allowance for loan losses	(475)	(536)	(1,042)	(1,715)	(1,387)
Net interest income after recovery from the allowance for loan losses	38,645	36,836	36,780	34,044	34,662
Loan servicing and other fees	1,051	1,575	1,251	1,068	1,085
Gain on sale of loans, net	7,135	15,802	25,680	31,521	34,210
Deposit account fees	1,928	2,119	2,194	2,319	2,412
Gain (loss) on sale and operations of real estate owned acquired in the settlement of loans, net	(4)	(86)	(557)	(95)	282
Card and processing fees	1,568	1,541	1,451	1,448	1,406
Other non-interest income	833	944	802	800	992
Operating expenses	45,236	53,204	58,785	58,259	57,969
Income before income taxes	5,920	5,527	8,816	12,846	17,080
Provision for income taxes	1,503	3,396	3,609	5,372	7,277
Net income	$4,417	$2,131	$5,207	$7,474	$9,803
Basic earnings per share	$0.59	$0.28	$0.66	$0.90	$1.09
Diluted earnings per share	$0.58	$0.28	$0.64	$0.88	$1.07
Cash dividend per share	$0.56	$0.56	$0.52	$0.48	$0.45

Financial Highlights
	At or For The Year Ended June 30,
	2019	2018	2017	2016	2015

KEY OPERATING RATIOS:

Performance Ratios
Return on average assets	0.39%	0.18%	0.43%	0.64%	0.87%
Return on average stockholders’ equity	3.63	1.73	3.94	5.43	6.81
Interest rate spread	3.40	3.13	3.00	2.78	2.96
Net interest margin	3.47	3.19	3.06	2.85	3.03
Average interest-earning assets to average interest- bearing liabilities	111.14	110.66	111.16	111.75	113.02
Operating and administrative expenses as a percentage of average total assets	4.00	4.54	4.90	4.98	5.12
Efficiency ratio(1)	89.26	91.42	88.32	83.96	78.70
Stockholders’ equity to total assets ratio	11.12	10.25	10.68	11.39	12.02
Dividend payout ratio	96.55	200.00	81.25	54.55	42.06

The Bank's Regulatory Capital Ratios
Tier 1 leverage capital (to adjusted average assets)	10.50%	9.96%	9.90%	10.29%	10.68%
CET1 capital (to risk-weighted assets)	18.00	16.81	16.14	16.16	17.22
Tier 1 capital (to risk-weighted assets)	18.00	16.81	16.14	16.16	17.22
Total capital (to risk-weighted assets)	19.13	17.90	17.28	17.36	18.47

Asset Quality Ratios
Non-performing loans as a percentage of loans held for investment, net	0.71%	0.67%	0.88%	1.23%	1.71%
Non-performing assets as a percentage of total assets	0.57	0.59	0.80	1.11	1.39
Allowance for loan losses as a percentage of gross loans held for investment	0.80	0.81	0.88	1.02	1.06
Net charge-offs (recoveries) to average loans receivable, net	(0.02)	0.01	(0.04)	(0.17)	(0.04)

(1)	Non-interest expense as a percentage of net interest income and non-interest income.

Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders will be held at the Riverside Art Museum at 3425 Mission Inn Avenue, Riverside, California on Tuesday, November 26, 2019 at 11:00 a.m. (Pacific).  A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders.

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

MARKET INFORMATION

Provident Financial Holdings, Inc. is traded on the NASDAQ Global Select Market under the symbol PROV.

FINANCIAL INFORMATION

Requests for copies of the Form 10-K and Forms 10-Q filed with the Securities and Exchange Commission should be directed in writing to:

Donavon P. Ternes
President, COO and CFO
Provident Financial Holdings, Inc.
3756 Central Avenue
Riverside, CA 92506

CORPORATE PROFILE

Provident Financial Holdings, Inc. (the “Corporation”), a Delaware corporation, was organized in January 1996 for the purpose of becoming the holding company for Provident Savings Bank, F.S.B. (the “Bank”) upon the Bank’s conversion from a federal mutual to a federal stock savings bank (“Conversion”).  The Conversion was completed on June 27, 1996.  The Corporation does not engage in any significant activity other than holding the stock of the Bank.  The Bank serves the banking needs of select communities in Riverside and San Bernardino Counties and has mortgage lending operations in California.

Board of Directors and Senior Officers

Board of Directors	Senior Officers

Joseph P. Barr, CPA	Provident Financial Holdings, Inc.
Partner Emeritus
Swenson Accountancy Corporation	Craig G. Blunden
Chairman and Chief Executive Officer
Bruce W. Bennett
Retired Health Care Executive	Donavon P. Ternes
Private Investor	President, Chief Operating Officer,
Chief Financial Officer, and
Craig G. Blunden	Corporate Secretary
Chairman and Chief Executive Officer
Provident Financial Holdings, Inc.	Provident Bank
Provident Bank
Craig G. Blunden
Judy A. Carpenter	Chairman and Chief Executive Officer
President and Chief Operating Officer
Riverside Medical Clinic	Deborah L. Hill
Senior Vice President
Debbi H. Guthrie	Chief Human Resources and
Retired Executive	Administrative Officer
Raincross Hospitality Corporation
Robert "Scott" Ritter
Roy H. Taylor	Senior Vice President
Retired Executive	Single-Family Division
Hub International of California, Inc.
Lilian Salter
William E. Thomas, Esq.	Senior Vice President
Executive Vice President and General Counsel	Chief Information Officer
The KPC Group
Donavon P. Ternes
President, Chief Operating Officer,
Chief Financial Officer, and
Corporate Secretary

David S. Weiant
Senior Vice President
Chief Lending Officer

Gwendolyn L. Wertz
Senior Vice President
Retail Banking Division

Provident Locations

RETAIL BANKING CENTERS

Blythe	Rancho Mirage
350 E. Hobson Way	71991 Highway 111
Blythe, CA 92225	Ranch Mirage, CA 92270

Canyon Crest	Redlands
5225 Canyon Crest Drive, Suite 86	125 E. Citrus Avenue
Riverside, CA 92507	Redlands, CA 92373

Corona	Sun City
487 Magnolia Avenue, Suite 101	27010 Sun City Boulevard
Corona, CA 92879	Sun City, CA 92586

Downtown Business Center	Temecula
4001 Main Street	40705 Winchester Road, Suite 6
Riverside, CA 92501	Temecula, CA 92591

Hemet
1690 E. Florida Avenue
Hemet, CA 92544

Home Office
6570 Magnolia Avenue
Riverside, CA 92506

La Sierra
3312 La Sierra Avenue, Suite 105
Riverside, CA 92503

Moreno Valley
12460 Heacock Street
Moreno Valley, CA 92553

Orangecrest
19348 Van Buren Boulevard, Suite 119
Riverside, CA 92508

Customer Information 1-800-442-5201 or www.myprovident.com

Corporate Office
3756 Central Avenue, Riverside, CA 92506
(951) 686-6060

www.myprovident.com

NASDAQ Global Select Market - PROV