Form 10-K, Exhibit 13
period 2020-06-30
PROVIDENT FINANCIAL HOLDINGS INC
filed 2020-09-04
CIK 1010470

EXHIBIT 13

2020 Annual Report to Stockholders

2020 Annual Report

Message From the Chairman

Dear Shareholders:

I am pleased to forward our Annual Report for fiscal 2020.  Last year at this time, I wrote in the Chairman’s Message that “a well-positioned Company must also be ready for future challenges” and I went on to describe that several economists with various theories were suggesting that the U.S. could see the start of a recession in 2020 or 2021.  When I wrote those words, I wanted to convey that the Company takes risk management seriously and believes it is well-prepared to face future challenges that may arise from economic weakness.  Unfortunately, the forecasts were prescient with regard to an impending recession.  We are now in a significant economic slump as a result of the COVID-19 pandemic with poor visibility of what the immediate future may hold for financial institutions in general and the Company in particular.  A situation such as this is the reason the Company places such importance on our risk management oversight which is demonstrated by our robust capital levels, conservative credit culture, and strong liquidity position.

Fiscal 2020
Overall, our fiscal 2020 financial results, described on the following Financial Highlights pages, improved from last year.  However, it should be noted that a strong first half of the fiscal year was thrown off course by the poor economic environment which developed in the second half of our fiscal year.  Nonetheless, we demonstrated significant improvement in notable performance ratios such as the return on average assets, the return on average stockholders’ equity, and the efficiency ratio compared to last year.  Just as important, net income improved by 74 percent.
Last year, I described that our fiscal 2020 Business Plan forecast disciplined growth in loans held for investment, growth in retail deposits (primarily core deposits), control of operating expenses, and sound capital management decisions.
I am pleased to report that we have made progress on each of these initiatives.  Loan originations and purchases for the held for investment portfolio were $248.1 million in fiscal 2020, a 45 percent increase from fiscal 2019.  Unfortunately, an increase in loan prepayments depressed the growth rate of loans held for investment to the low single digits.  Core deposits, one of the most valuable assets of a banking franchise, increased by $74.9 million or 12 percent at June 30, 2020 from the same date last year; operating expenses for fiscal 2020 decreased by a remarkable 31 percent from the prior year (after adjusting for the reversion of non-recurring litigation settlement expenses in fiscal 2020 and the non-recurring expenses associated with scaling back the saleable single-family mortgage operations in fiscal 2019); and, we paid a quarterly cash dividend of $0.14 per share in fiscal 2020 while repurchasing approximately 66,000 shares of our common stock quarterly cash dividend of $0.14 per share in fiscal 2020 while repurchasing approximately 66,000 shares of our common stock.

Fiscal 2021
Similar to this past year, we plan to emphasize disciplined growth in loans held for investment (although we will not pursue growth at any cost); the continued growth of core deposits; diligent control of operating expenses; and sound capital management decisions.  We plan to return capital to shareholders in the form of cash dividends and believe that maintaining our cash dividend is very important to shareholders.  Doing so takes priority over common stock repurchases although we will monitor developing economic conditions and the potential impact to the Company to determine if common stock repurchases should once again become a prudent part of our capital management plans for fiscal 2021.  We are committed to single-family, multi-family, and commercial real estate mortgage lending as our primary sources of asset growth, however, in response to the uncertain economic environment, we will also work toward deploying excess liquidity by investing in lower-risk investment securities which will augment our strong liquidity profile.  Similarly, we intend to increase the percentage of lower cost checking and savings accounts and decrease the percentage of time deposits in our deposit base while still growing total deposits.  This strategy is intended to improve core revenue, over time, through a higher net interest margin and ultimately, coupled with the growth of the Company, an increase in net interest income.

A Final Word
I am pleased with how we have positioned the Company and am confident that our strong financial foundation will weather the current economic weakness and allow us to capitalize on future opportunities as they develop.  We are well-positioned to compete in the communities we serve and have thus far been able to navigate the COVID-19 pandemic reasonably well.

In closing, I would like to thank our staff of banking professionals for their dedication to Provident.  They are working diligently to support our customers and communities under unprecedented circumstances.  I would also like to thank the Board of Directors for its leadership, wisdom and guidance.
Most importantly, I would like to thank our customers and shareholders for your commitment to Provident.  To all of you, we appreciate your patronage and encouragement and we will continue to do everything we can at every opportunity to earn your business and your trust.  Thank you.

Sincerely,

/s/ Craig G. Blunden
Craig G. Blunden
Chairman and Chief Executive Officer

Financial Highlights

The following tables set forth information concerning the consolidated financial position and results of operations of the Corporation and its subsidiary at the dates and for the periods indicated.
	At or For The Year Ended June 30,
(In Thousands, Except Per Share Information)	2020	2019	2018	2017	2016

FINANCIAL CONDITION DATA:
Total assets	$1,176,837	$1,084,850	$1,175,549	$1,200,633	$1,171,381
Loans held for investment, net	902,796	879,925	902,685	904,919	840,022
Loans held for sale, at fair value	—	—	96,298	116,548	189,458
Cash and cash equivalents	116,034	70,632	43,301	72,826	51,206
Investment securities	123,344	100,059	95,309	69,759	51,522
Deposits	892,969	841,271	907,598	926,521	926,384
Borrowings	141,047	101,107	126,163	126,226	91,299
Stockholders’ equity	123,976	120,641	120,457	128,230	133,451
Book value per share	16.67	16.12	16.23	16.62	16.73

OPERATING DATA:
Interest income	$42,456	$44,378	$42,712	$42,417	$39,304
Interest expense	6,055	6,208	6,412	6,679	6,975
Net interest income	36,401	38,170	36,300	35,738	32,329
Provision (recovery) for loan losses	1,119	(475)	(536)	(1,042)	(1,715)
Net interest income after provision (recovery) for loan losses	35,282	38,645	36,836	36,780	34,044
Loan servicing and other fees	819	1,051	1,575	1,251	1,068
(Loss) gain on sale of loans, net	(132)	7,135	15,802	25,680	31,521
Deposit account fees	1,610	1,928	2,119	2,194	2,319
Loss on sale and operations of real estate owned acquired in the settlement of loans, net	—	(4)	(86)	(557)	(95)
Card and processing fees	1,454	1,568	1,541	1,451	1,448
Other non-interest income	769	833	944	802	800
Operating expenses	28,900	45,236	53,204	58,785	58,259
Income before income taxes	10,902	5,920	5,527	8,816	12,846
Provision for income taxes	3,213	1,503	3,396	3,609	5,372
Net income	$7,689	$4,417	$2,131	$5,207	$7,474
Basic earnings per share	$1.03	$0.59	$0.28	$0.66	$0.90
Diluted earnings per share	$1.01	$0.58	$0.28	$0.64	$0.88
Cash dividend per share	$0.56	$0.56	$0.56	$0.52	$0.48

Financial Highlights
	At or For The Year Ended June 30,
	2020	2019	2018	2017	2016

KEY OPERATING RATIOS:

Performance Ratios
Return on average assets	0.69%	0.39%	0.18%	0.43%	0.64%
Return on average stockholders’ equity	6.26	3.63	1.73	3.94	5.43
Interest rate spread	3.30	3.40	3.13	3.00	2.78
Net interest margin	3.36	3.47	3.19	3.06	2.85
Average interest-earning assets to average interest- bearing liabilities	111.32	111.14	110.66	111.16	111.75
Operating and administrative expenses as a percentage of average total assets	2.59	4.00	4.54	4.90	4.98
Efficiency ratio(1)	70.62	89.26	91.42	88.32	83.96
Stockholders’ equity to total assets ratio	10.53	11.12	10.25	10.68	11.39
Dividend payout ratio	55.45	96.55	200.00	81.25	54.55

The Bank's Regulatory Capital Ratios
Tier 1 leverage capital (to adjusted average assets)	10.13%	10.50%	9.96%	9.90%	10.29%
CET1 capital (to risk-weighted assets)	17.51	18.00	16.81	16.14	16.16
Tier 1 capital (to risk-weighted assets)	17.51	18.00	16.81	16.14	16.16
Total capital (to risk-weighted assets)	18.76	19.13	17.90	17.28	17.36

Asset Quality Ratios
Non-performing loans as a percentage of loans held for investment, net	0.55%	0.71%	0.67%	0.88%	1.23%
Non-performing assets as a percentage of total assets	0.42	0.57	0.59	0.80	1.11
Allowance for loan losses as a percentage of gross loans held for investment	0.91	0.80	0.81	0.88	1.02
Net (recoveries) charge-offs to average loans receivable, net	(0.01)	(0.02)	0.01	(0.04)	(0.17)

(1)	Non-interest expense as a percentage of net interest income and non-interest income.

Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders will be held at the Riverside Art Museum at 3425 Mission Inn Avenue, Riverside, California on Tuesday, November 24, 2020 at 11:00 a.m. (Pacific).  A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders.

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