Form 10-K, Exhibit 13
period 2021-06-30
PROVIDENT FINANCIAL HOLDINGS INC
filed 2021-09-03
CIK 1010470

EXHIBIT 13

2021 Annual Report to Stockholders

2021 Annual Report

Message From the Chairman

Dear Shareholders:

I am pleased to forward our Annual Report for fiscal 2021.  Last year at this time, I wrote in the Chairman’s Message that “I was confident our strong financial foundation will weather the current economic weakness” and I went on to describe that the significant economic slump resulting from the COVID-19 pandemic made it very difficult to forecast what the immediate future may hold for financial institutions and the country at large.  Now, a year later, I am happy to report that the Company has weathered the significant economic disruption and a prolonged recession seems to be less likely than once thought.  The current economic environment is much improved from this time last year.  That is not to say however, that general economic conditions are back to pre-pandemic levels or that we will not face further economic disruption as the country recovers from the pandemic.  As a result, our robust capital levels, conservative credit culture, and strong liquidity position will continue to support the Company through any future uncertainty.

Fiscal 2021

Overall, our fiscal 2021 financial results, described on the following Financial Highlights pages, are similar to those during the prior fiscal year.  However, it should be noted that our business operations, like many of our peers, were significantly impacted by the federal, state, and local restrictions implemented to combat the pandemic.  Nonetheless, all of our locations were open and we are proud of our efforts to serve our customers and communities in an extraordinary business environment.  As a designated essential business under the pandemic protocol, we take our responsibilities seriously.

Last year, I described that our fiscal 2021 Business Plan forecast disciplined growth in loans held for investment, growth in retail deposits (primarily core deposits), control of operating expenses, and sound capital management decisions.

We experienced mixed results regarding these initiatives.  Loan originations and purchases for the held for investment portfolio were $231.9 million in fiscal 2021, a seven percent decline from fiscal 2020.  Additionally, an increase in loan prepayments resulted in a decline in the loans held for investment balance.  On the other hand, core deposits, one of the most valuable assets of a banking franchise, increased by $74.5 million or 10 percent at June 30, 2021 from the same date last year; operating expenses for fiscal 2021 decreased by approximately four percent from the prior year (after adjusting for the Employee Retention Tax Credit in fiscal 2021 and the reversion of non-recurring litigation settlement expenses in fiscal 2020); and, we paid a quarterly cash dividend of $0.14 per share in fiscal 2021 while repurchasing approximately 105,000 shares of our common stock under the April 2020 stock repurchase plan.

Fiscal 2022

Similar to fiscal 2021, we plan to emphasize disciplined growth in loans held for investment and are encouraged by the origination volume generated in the last six months of fiscal 2021 suggesting loan demand has greatly improved; the continued growth of core deposits which has been remarkable during the past two fiscal years; disciplined control of operating expenses where we continue to improve operating efficiencies; and sound capital management decisions.  We currently plan to return capital to shareholders in the form of cash dividends and believe that maintaining our cash dividend is very important to shareholders.  Doing so takes priority over common stock repurchases, however, we also recognize that prudent capital returns through stock repurchase programs is a valid capital management tool that we will continue to use as a component of our capital management strategy.  We are committed to single-family, multi-family, and commercial real estate mortgage lending as our primary sources of asset growth, however, in response to the uncertain economic environment, we may also deploy excess liquidity by investing in lower-risk investment securities and paying off borrowings as they mature.  Similarly, we intend to increase the percentage of lower cost checking and savings accounts and decrease the percentage of time deposits in our deposit base while still growing total deposits.  This strategy is intended to improve core revenue, over time, through a higher net interest margin and ultimately, coupled with the growth of the Company, an increase in net interest income.

A Final Word

I am pleased with our progress in navigating the pandemic and am confident that our strong financial foundation positions us well to face future challenges and to capitalize on opportunities as they develop.

In closing, I would like to recognize and thank our staff of banking professionals and Directors for their dedication to Provident.  They are working diligently to support our customers and communities under unprecedented circumstances.

I would also like to express my appreciation for the support we receive from our customers and shareholders.  We recognize that our long-term success is conditioned upon your ongoing goodwill.  Thank you.

Sincerely,

/s/ Craig G. Blunden
Craig G. Blunden
Chairman and Chief Executive Officer

Financial Highlights

The following tables set forth information concerning the consolidated financial position and results of operations of the Corporation and its subsidiary at the dates and for the periods indicated.

	At or For The Year Ended June 30,
(In Thousands, Except Per Share Information)	2021	2020	2019	2018	2017
FINANCIAL CONDITION DATA:
Total assets	$1,183,596	$1,176,837	$1,084,850	$1,175,549	$1,200,633
Loans held for investment, net	850,960	902,796	879,925	902,685	904,919
Loans held for sale, at fair value	—	—	—	96,298	116,548
Cash and cash equivalents	70,270	116,034	70,632	43,301	72,826
Investment securities	226,893	123,344	100,059	95,309	69,759
Deposits	937,973	892,969	841,271	907,598	926,521
Borrowings	100,983	141,047	101,107	126,163	126,226
Stockholders’ equity	127,280	123,976	120,641	120,457	128,230
Book value per share	16.88	16.67	16.12	16.23	16.62

OPERATING DATA:
Interest income	$35,201	$42,456	$44,378	$42,712	$42,417
Interest expense	4,562	6,055	6,208	6,412	6,679
Net interest income	30,639	36,401	38,170	36,300	35,738
(Recovery) provision for loan losses	(708)	1,119	(475)	(536)	(1,042)
Net interest income after provision (recovery) for loan losses	31,347	35,282	38,645	36,836	36,780
Loan servicing and other fees	1,170	819	1,051	1,575	1,251
(Loss) gain on sale of loans, net	(103)	(132)	7,135	15,802	25,680
Deposit account fees	1,247	1,610	1,928	2,119	2,194
Loss on sale and operations of real estate owned acquired in the settlement of loans, net	—	—	(4)	(86)	(557)
Card and processing fees	1,605	1,454	1,568	1,541	1,451
Other non-interest income	654	769	833	944	802
Operating expenses	25,733	28,900	45,236	53,204	58,785
Income before income taxes	10,187	10,902	5,920	5,527	8,816
Provision for income taxes	2,626	3,213	1,503	3,396	3,609
Net income	$7,561	$7,689	$4,417	$2,131	$5,207
Basic earnings per share	$1.01	$1.03	$0.59	$0.28	$0.66
Diluted earnings per share	$1.00	$1.01	$0.58	$0.28	$0.64
Cash dividend per share	$0.56	$0.56	$0.56	$0.56	$0.52

Financial Highlights

	At or For The Year Ended June 30,
	2021	2020	2019	2018	2017
KEY OPERATING RATIOS:

Performance Ratios
Return on average assets	0.64%	0.69%	0.39%	0.18%	0.43%
Return on average stockholders’ equity	6.05	6.26	3.63	1.73	3.94
Interest rate spread	2.62	3.30	3.40	3.13	3.00
Net interest margin	2.66	3.36	3.47	3.19	3.06
Average interest-earning assets to average interest- bearing liabilities	110.78	111.32	111.14	110.66	111.16
Operating and administrative expenses as a percentage of average total assets	2.18	2.59	4.00	4.54	4.90
Efficiency ratio(1)	73.08	70.62	89.26	91.42	88.32
Stockholders’ equity to total assets ratio	10.75	10.53	11.12	10.25	10.68
Dividend payout ratio	55.83	55.45	96.55	200.00	81.25

The Bank's Regulatory Capital Ratios
Tier 1 leverage capital (to adjusted average assets)	10.19%	10.13%	10.50%	9.96%	9.90%
CET1 capital (to risk-weighted assets)	18.58	17.51	18.00	16.81	16.14
Tier 1 capital (to risk-weighted assets)	18.58	17.51	18.00	16.81	16.14
Total capital (to risk-weighted assets)	19.76	18.76	19.13	17.90	17.28

Asset Quality Ratios
Non-performing loans as a percentage of loans held for investment, net	1.02%	0.55%	0.71%	0.67%	0.88%
Non-performing assets as a percentage of total assets	0.73	0.42	0.57	0.59	0.80
Allowance for loan losses as a percentage of gross loans held for investment	0.88	0.91	0.80	0.81	0.88
Net (recoveries) charge-offs to average loans receivable, net	(0.00)	(0.01)	(0.02)	0.01	(0.04)

(1)	Non-interest expense as a percentage of net interest income and non-interest income.

Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders will be held virtually by means of remote communication on Tuesday, November 30, 2021 at 11:00 a.m. (Pacific). A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders.

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

Board of Directors and Senior Officers

Board of Directors	Senior Officers

Joseph P. Barr, CPA	Provident Financial Holdings, Inc.
Retired Partner
Ernst & Young, LLP	Craig G. Blunden
Chairman and Chief Executive Officer
Bruce W. Bennett
Retired Health Care Executive	Donavon P. Ternes
Private Investor	President, Chief Operating Officer,
Chief Financial Officer, and
Craig G. Blunden	Corporate Secretary
Chairman and Chief Executive Officer
Provident Financial Holdings, Inc.	Provident Bank
Provident Bank
Craig G. Blunden
Judy A. Carpenter	Chairman and Chief Executive Officer
President and Chief Operating Officer
Riverside Medical Clinic	Deborah L. Hill
Senior Vice President
Debbi H. Guthrie	Chief Human Resources and
Retired Executive	Administrative Officer
Raincross Hospitality Corporation
Robert “Scott” Ritter
Roy H. Taylor	Senior Vice President
Retired Executive	Single-Family Division
Hub International of California, Inc.
Lilian Salter
William E. Thomas, Esq.	Senior Vice President
Executive Vice President and General Counsel	Chief Information Officer
The KPC Group
Donavon P. Ternes
President, Chief Operating Officer,
Chief Financial Officer, and
Corporate Secretary

David S. Weiant
Senior Vice President
Chief Lending Officer

Gwendolyn L. Wertz
Senior Vice President
Retail Banking Division

Provident Locations

RETAIL BANKING CENTERS

Blythe	Moreno Valley
350 E. Hobson Way	12460 Heacock Street
Blythe, CA 92225	Moreno Valley, CA 92553

Canyon Crest	Orangecrest
5225 Canyon Crest Drive, Suite 86	19348 Van Buren Boulevard, Suite 119
Riverside, CA 92507	Riverside, CA 92508

Corona	Rancho Mirage
487 Magnolia Avenue, Suite 101	71991 Highway 111
Corona, CA 92879	Ranch Mirage, CA 92270

Downtown Business Center	Redlands
4001 Main Street	125 E. Citrus Avenue
Riverside, CA 92501	Redlands, CA 92373

Hemet	Sun City
1690 E. Florida Avenue	27010 Sun City Boulevard
Hemet, CA 92544	Sun City, CA 92586

Home Office	Temecula
6570 Magnolia Avenue	40705 Winchester Road, Suite 6
Riverside, CA 92506	Temecula, CA 92591

La Sierra
3312 La Sierra Avenue, Suite 105
Riverside, CA 92503

Customer Information 1-800-442-5201 or www.myprovident.com

Corporate Office

3756 Central Avenue, Riverside, CA 92506

(951) 686-6060

www.myprovident.com

NASDAQ Global Select Market - PROV