Form 10-K, Exhibit 13
period 2022-06-30
PROVIDENT FINANCIAL HOLDINGS INC
filed 2022-09-02
CIK 1010470

EXHIBIT 13

2022 Annual Report to Stockholders

2022 Annual Report

Message From the Chairman

Dear Shareholders:

I am pleased to forward our Annual Report for fiscal 2022 highlighting our improved financial results. Last year at this time, I wrote in the Chairman’s Message that “I was confident our strong financial foundation positions us well to face future challenges and to capitalize on opportunities as they develop.”  Now, a year later, I am happy to report that the Company has capitalized on a better lending environment and has improved our interest-earning assets structure with a larger percentage of higher yielding loans held for investment and a smaller percentage of lower yielding investment securities and cash and cash equivalents. Also, while general economic conditions were erratic, our strong financial foundation was never tested by the economic malaise. Today, it seems like we may face a greater risk of recession coupled with higher inflation and other economic dislocations. But, I believe as strongly today as last year at this time, that our robust capital levels and conservative credit culture will continue to support the Company through any future economic disruptions.

Fiscal 2022

Overall, our fiscal 2022 financial results, described in the following Financial Highlights, are much improved from those realized during the prior fiscal years. Throughout the year the financial markets experienced a gradual return to near normal pre-pandemic economic conditions at least within the context of the banking environment and customer activity. These improved conditions resulted in better fundamental financial performance.

Last year, I described that our fiscal 2022 Business Plan forecast disciplined growth in loans held for investment, growth in retail deposits (primarily core deposits), control of operating expenses, and sound capital management decisions.

We experienced good results regarding these initiatives. Loan originations and purchases for the held for investment portfolio were $306.2 million in fiscal 2022, a 32 percent increase from fiscal 2021 volume. Additionally, loan prepayments declined this fiscal year and when combined with the increased loan origination and purchase volume the activity resulted in a 10 percent increase in loans held for investment. Also, core deposits, one of the most valuable assets of a banking franchise, increased by $36.8 million or five percent at June 30, 2022 from the same date last year; operating expenses for fiscal 2022 decreased by approximately four percent from the prior year (after adjusting for the Employee Retention Tax Credit in fiscal 2022 and 2021); and, we paid a quarterly cash dividend of $0.14 per share in fiscal 2022 while repurchasing approximately 257,000 shares of our common stock under the April 2020 stock repurchase plan. Our capital management activities resulted in a 93 percent distribution of fiscal 2022 net income.

Fiscal 2023

Similar to fiscal 2022, we plan to emphasize disciplined growth in loans held for investment and are encouraged by the origination volume generated in the last six months of fiscal 2022 suggesting we will begin the new fiscal year with good loan demand; the continued growth of core deposits; disciplined control of operating expenses where we continue to improve operating efficiencies; and sound capital management decisions. We currently plan to return capital to shareholders in the form of cash dividends and believe that maintaining our cash dividend is very important to shareholders. We also recognize that prudent capital returns through stock repurchase programs is an essential capital management tool that we will continue to use as a component of our capital management strategy. We remain committed to single-family, multi-family, and commercial real estate mortgage lending as our primary sources of asset growth and we will redeploy cash-flows from investment securities to support the growth of our loan portfolio. Similarly, we intend to increase the balances of lower cost checking and savings accounts and increase our time deposits to support the growth of total assets. This strategy is intended to improve core revenue, over time, through a higher net interest margin, higher net interest income and ultimately, coupled with the growth of the Company, an increase in net income.

A Final Word

I am pleased with our ability to navigate the uncertain economic landscape over the past few years and am confident that our strong financial foundation positions us well to face future challenges and to capitalize on opportunities as they develop.

In closing, I would like to recognize and thank our staff of banking professionals and Directors for their dedication to Provident. I would also like to express my appreciation for the support we receive from our customers, shareholders and the communities we serve. We recognize that our continued success is conditioned upon your ongoing goodwill. Thank you.

Sincerely,

/s/ Craig G. Blunden
Craig G. Blunden
Chairman and Chief Executive Officer

Financial Highlights

The following tables set forth information concerning the consolidated financial position and results of operations of the Corporation and its subsidiary at the dates and for the periods indicated.

	At or For The Year Ended June 30,
(In Thousands, Except Per Share Information)	2022	2021	2020	2019	2018
FINANCIAL CONDITION DATA:
Total assets	$1,187,038	$1,183,596	$1,176,837	$1,084,850	$1,175,549
Loans held for investment, net	939,992	850,960	902,796	879,925	902,685
Loans held for sale, at fair value	—	—	—	—	96,298
Cash and cash equivalents	23,414	70,270	116,034	70,632	43,301
Investment securities	188,421	226,893	123,344	100,059	95,309
Deposits	955,504	937,973	892,969	841,271	907,598
Borrowings	85,000	100,983	141,047	101,107	126,163
Stockholders’ equity	128,650	127,280	123,976	120,641	120,457
Book value per share	17.06	16.88	16.67	16.12	16.23

OPERATING DATA:
Interest income	$34,730	$35,201	$42,456	$44,378	$42,712
Interest expense	3,135	4,562	6,055	6,208	6,412
Net interest income	31,595	30,639	36,401	38,170	36,300
(Recovery) provision for loan losses	(2,462)	(708)	1,119	(475)	(536)
Net interest income after (recovery) provision for loan losses	34,057	31,347	35,282	38,645	36,836
Loan servicing and other fees	1,056	1,170	819	1,051	1,575
Gain (loss) on sale of loans, net	40	(103)	(132)	7,135	15,802
Deposit account fees	1,302	1,247	1,610	1,928	2,119
Card and processing fees	1,639	1,605	1,454	1,568	1,541
Other non-interest income	679	654	769	829	858
Operating expenses	25,915	25,733	28,900	45,236	53,204
Income before income taxes	12,858	10,187	10,902	5,920	5,527
Provision for income taxes	3,765	2,626	3,213	1,503	3,396
Net income	$9,093	$7,561	$7,689	$4,417	$2,131
Basic earnings per share	$1.23	$1.01	$1.03	$0.59	$0.28
Diluted earnings per share	$1.22	$1.00	$1.01	$0.58	$0.28
Cash dividend per share	$0.56	$0.56	$0.56	$0.56	$0.56

Financial Highlights

	At or For The Year Ended June 30,
	2022	2021	2020	2019	2018
KEY OPERATING RATIOS:

Performance Ratios
Return on average assets	0.76%	0.64%	0.69%	0.39%	0.18%
Return on average stockholders’ equity	7.14	6.05	6.26	3.63	1.73
Interest rate spread	2.69	2.62	3.30	3.40	3.13
Net interest margin	2.72	2.66	3.36	3.47	3.19
Average interest-earning assets to average interest- bearing liabilities	110.67	110.78	111.32	111.32	111.14
Operating and administrative expenses as a percentage of average total assets	2.17	2.18	2.59	4.00	4.54
Efficiency ratio(1)	71.37	73.08	70.62	89.26	91.42
Stockholders’ equity to total assets ratio	10.84	10.75	10.53	11.12	10.25
Dividend payout ratio	45.88	55.83	55.45	96.55	200.00

The Bank's Regulatory Capital Ratios
Tier 1 leverage capital (to adjusted average assets)	10.47%	10.19%	10.13%	10.50%	9.96%
CET1 capital (to risk-weighted assets)	19.58	18.58	17.51	18.00	16.81
Tier 1 capital (to risk-weighted assets)	19.58	18.58	17.51	18.00	16.81
Total capital (to risk-weighted assets)	20.47	19.76	18.76	19.13	17.90

Asset Quality Ratios
Non-performing loans as a percentage of loans held for investment, net	0.15%	1.02%	0.55%	0.71%	0.67%
Non-performing assets as a percentage of total assets	0.12	0.73	0.42	0.57	0.59
Allowance for loan losses as a percentage of gross loans held for investment	0.59	0.88	0.91	0.80	0.81
Net (recoveries) charge-offs to average loans receivable, net	(0.05)	(0.00)	(0.01)	(0.02)	0.01

(1)	Non-interest expense as a percentage of net interest income and non-interest income.

Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders will be held virtually by means of remote communication on Tuesday, November 29, 2022 at 11:00 a.m. (Pacific). A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders.

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

462 South 4th Street, Suite 1600

Louisville, KY 40202

(800) 368-5948

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

Board of Directors and Senior Officers

Board of Directors	Senior Officers

Joseph P. Barr, CPA	Provident Financial Holdings, Inc.
Retired Partner
Ernst & Young, LLP	Craig G. Blunden
Chairman and Chief Executive Officer
Bruce W. Bennett
Retired Health Care Executive	Donavon P. Ternes
Private Investor	President, Chief Operating Officer,
Chief Financial Officer, and
Craig G. Blunden	Corporate Secretary
Chairman and Chief Executive Officer
Provident Financial Holdings, Inc.	Provident Bank
Provident Bank
Craig G. Blunden
Judy A. Carpenter	Chairman and Chief Executive Officer
Former President and Chief Operating Officer
Riverside Medical Clinic	Deborah L. Hill
Senior Vice President
Debbi H. Guthrie	Chief Human Resources and
Retired Executive	Administrative Officer
Raincross Hospitality Corporation
Robert “Scott” Ritter
Kathy M. Michalak	Senior Vice President
Former Executive Director	Single-Family Division
Habitat for Humanity Riverside
Lilian Salter
Roy H. Taylor	Senior Vice President
Retired Executive	Chief Information Officer
Hub International of California, Inc.

Donavon P. Ternes

President, Chief Operating Officer,

Chief Financial Officer, and

Corporate Secretary

David S. Weiant

Senior Vice President

Chief Lending Officer

Gwendolyn L. Wertz

Senior Vice President

Retail Banking Division

William E. Thomas, Esq. Executive Vice President and General Counsel The KPC Group

Provident Locations

RETAIL BANKING CENTERS

Blythe	Moreno Valley
350 E. Hobson Way	12460 Heacock Street
Blythe, CA 92225	Moreno Valley, CA 92553
(760) 922-6105	(951) 242-3149
Canyon Crest	Orangecrest
5225 Canyon Crest Drive, Suite 86	19348 Van Buren Boulevard, Suite 119
Riverside, CA 92507	Riverside, CA 92508
(951) 781-8080	(951) 780-7170
Corona	Rancho Mirage
487 Magnolia Avenue, Suite 101	71991 Highway 111
Corona, CA 92879	Ranch Mirage, CA 92270
(951) 270-2926	(760) 340-5644
Downtown Business Center	Redlands
4001 Main Street	125 E. Citrus Avenue
Riverside, CA 92501	Redlands, CA 92373
(951) 682-3272	(909) 793-2992
Hemet	Sun City
1690 E. Florida Avenue	27010 Sun City Boulevard
Hemet, CA 92544	Sun City, CA 92586
(951) 658-7224	(951) 679-2301
Home Office	Temecula
6570 Magnolia Avenue	40705 Winchester Road, Suite 6
Riverside, CA 92506	Temecula, CA 92591
(951) 782-6177	(951) 296-2429
La Sierra
3312 La Sierra Avenue, Suite 105
Riverside, CA 92503
(951) 353-9897

Customer Information 1-800-442-5201 or www.myprovident.com

Corporate Office

3756 Central Avenue, Riverside, CA 92506

(951) 686-6060

www.myprovident.com

NASDAQ Global Select Market - PROV