Form 10-K, Exhibit 13
period 2023-06-30
PROVIDENT FINANCIAL HOLDINGS INC
filed 2023-09-05
CIK 1010470

EXHIBIT 13

2023 Annual Report to Stockholders

2023 Annual Report

Message From the Chairman

Dear Shareholders:

I am pleased to forward our Annual Report for fiscal 2023 highlighting our financial results. Last year at this time, I wrote in the Chairman’s Message that “I was confident our strong financial foundation positions us well to face future challenges and to capitalize on opportunities as they develop.” Little did I know at the time that the Company’s strong financial foundation would be tested so soon by the unexpected banking industry turmoil earlier this year. I am happy to report that the Company did not experience any significant day-to-day operational disruptions. In fact, we grew the loan portfolio by approximately 15 percent over the course of the fiscal year despite becoming more conservative in the June 2023 quarter in response to the heightened liquidity concerns surrounding the banking industry. However, current general economic conditions do not seem to be improving and the Federal Open Market Committee has responded to higher inflation data by raising the federal funds rate to the highest level in 22 years and at the quickest pace in 40 years. This will surely suppress economic activity in the near term, as it is designed to do, and may be a precursor to a future recession or other economic dislocations. In any case, we believe our robust capital levels and conservative credit culture will continue to support the Company through any future economic disruptions.

Fiscal 2023

Overall, our fiscal 2023 financial results, described in the following Financial Highlights, were similar to last year and much improved from the three prior fiscal years. Throughout fiscal 2023, operating conditions were unsettled with conflicting economic results such as high inflation, higher interest rates, and modest gross domestic product growth in contrast to low unemployment rates, strong jobs growth and higher wages. These conditions resulted in reasonable fundamental performance led by a higher net interest margin and net interest income offset by higher operating expenses but conditions became more challenging as the fiscal year progressed.

Last year, I described that our fiscal 2023 Business Plan forecast disciplined growth in loans held for investment, growth in retail deposits (primarily core deposits), control of operating expenses, and sound capital management decisions. We experienced mixed results regarding these initiatives. Loan originations and purchases for the held for investment portfolio were $237.1 million in fiscal 2023, a 23 percent decrease from fiscal 2022 volume, but loan prepayments also declined this fiscal year and when combined with the loan origination and purchase volumes the activity resulted in a 15 percent increase in loans held for investment. However, core deposits decreased by $104.8 million or 13 percent at June 30, 2023 from the same date last year as a result of rising interest rates and the turmoil in the banking industry and were largely replaced with brokered certificates of deposit such that total deposits declined by just one percent. Operating expenses for fiscal 2023 increased by approximately four percent from the prior year (after adjusting for the Employee Retention Tax Credit in fiscal 2022) resulting from the inflationary environment. In addition, we paid a quarterly cash dividend of $0.14 per share in fiscal 2023 while repurchasing approximately 303,000 shares of our common stock under the April 2022 stock repurchase plan. Our capital management activities resulted in a 100 percent distribution of fiscal 2023 net income.

Fiscal 2024

Similar to fiscal 2023, we plan to emphasize measured growth in loans held for investment; the continued growth of core deposits; disciplined control of operating expenses where we continue to improve operating efficiencies; and sound capital management decisions. We currently plan to return capital to shareholders in the form of cash dividends and believe that maintaining our cash dividend is very important to shareholders. We also recognize that prudent capital returns through stock repurchase programs is an essential capital management tool that we will continue to use as a component of our capital management strategy. We remain committed to single-family, multi-family, and commercial real estate mortgage lending as our primary sources of asset growth and we will redeploy cash-flows from investment securities to support the growth of our loan portfolio. Somewhat different than prior years, we intend to diversify the sources of total deposits and expand our contingency funding plans. We believe that doing so will reduce the volatility risk of the deposit base and provide for alternative funding sources in the event the banking industry experiences similar stresses this year. This strategy is intended to improve core revenue, over time, through a higher net interest margin, higher net interest income and ultimately, coupled with the growth of the Company, an increase in net income all while reducing the liquidity risk embedded in the balance sheet.

A Final Word

Recently, I came across a quote that resonated with me and crystalized my thoughts regarding our task at hand particularly when I think about the challenges of the past few years. “Don’t accept the Paradise syndrome. You have to run your business in good times and bad, no matter what the economy, or the market, or the weather is doing.”1 I want to assure you that we understand operating conditions are not always “paradise.”  In fact, perfect operating conditions are seldom experienced and if they are they are fleeting. We adjust our operating strategies on an ongoing basis to overcome challenging conditions but not in a way that jeopardizes our long-term viability in exchange for short-term profitability, by moving too far out on the risk curve, or by depreciating our franchise value. We will not move away from our community banking roots or from serving the families and small businesses of the Inland Empire, moreover we will celebrate and expand on that heritage.

In closing, I would like to recognize and thank our staff of banking professionals and Directors for their dedication to Provident. I would also like to express my appreciation to our customers, shareholders, and the communities we serve. To all of you, thank you for your continued patronage and support. We recognize that our continued success is inextricably linked to each of you and is dependent upon your ongoing goodwill.

Sincerely,

/s/ Craig G. Blunden
Craig G. Blunden
Chairman and Chief Executive Officer

_____________

1 The Stephens Private Equity Handbook by Jon E. M. Jacoby and Douglas H. Martin.

Financial Highlights

The following tables set forth information concerning the consolidated financial position and results of operations of the Corporation and its subsidiary at the dates and for the periods indicated.

	At or For The Year Ended June 30,
(In Thousands, Except Per Share Information)	2023	2022	2021	2020	2019
FINANCIAL CONDITION DATA:
Total assets	$1,332,948	$1,187,038	$1,183,596	$1,176,837	$1,084,850
Loans held for investment, net	1,077,629	939,992	850,960	902,796	879,925
Cash and cash equivalents	65,849	23,414	70,270	116,034	70,632
Investment securities	156,492	188,421	226,893	123,344	100,059
Deposits	950,571	955,504	937,973	892,969	841,271
Borrowings	235,009	85,000	100,983	141,047	101,107
Stockholders’ equity	129,687	128,650	127,280	123,976	120,641
Book value per share	18.41	17.66	16.88	16.67	16.12

OPERATING DATA:
Interest income	$45,992	$34,730	$35,201	$42,456	$44,378
Interest expense	9,007	3,135	4,562	6,055	6,208
Net interest income	36,985	31,595	30,639	36,401	38,170
Provision (recovery) for loan losses	374	(2,462)	(708)	1,119	(475)
Net interest income after provision (recovery) for loan losses	36,611	34,057	31,347	35,282	38,645
Loan servicing and other fees	414	1,056	1,170	819	1,051
Gain (loss) on sale of loans, net	124	40	(103)	(132)	7,135
Deposit account fees	1,296	1,302	1,247	1,610	1,928
Card and processing fees	1,525	1,639	1,605	1,454	1,568
Other non-interest income	716	679	654	769	829
Operating expenses	28,270	25,915	25,733	28,900	45,236
Income before income taxes	12,416	12,858	10,187	10,902	5,920
Provision for income taxes	3,824	3,765	2,626	3,213	1,503
Net income	$8,592	$9,093	$7,561	$7,689	$4,417
Basic earnings per share	$1.20	$1.23	$1.01	$1.03	$0.59
Diluted earnings per share	$1.19	$1.22	$1.00	$1.01	$0.58
Cash dividend per share	$0.56	$0.56	$0.56	$0.56	$0.56

Financial Highlights

	At or For The Year Ended June 30,
	2023	2022	2021	2020	2019
KEY OPERATING RATIOS:

Performance Ratios
Return on average assets	0.68%	0.76%	0.64%	0.69%	0.39%
Return on average stockholders’ equity	6.58	7.14	6.05	6.26	3.63
Interest rate spread	2.92	2.69	2.62	3.30	3.40
Net interest margin	2.99	2.72	2.66	3.36	3.47
Average interest-earning assets to average interest- bearing liabilities	110.27	110.67	110.78	111.32	111.32
Operating and administrative expenses as a percentage of average total assets	2.23	2.17	2.18	2.59	4.00
Efficiency ratio(1)	68.85	71.37	73.08	70.62	89.26
Stockholders’ equity to total assets ratio	9.73	10.84	10.75	10.53	11.12
Dividend payout ratio	47.06	45.88	55.83	55.45	96.55

The Bank's Regulatory Capital Ratios
Tier 1 leverage capital (to adjusted average assets)	9.59%	10.47%	10.19%	10.13%	10.50%
CET1 capital (to risk-weighted assets)	18.50	19.58	18.58	17.51	18.00
Tier 1 capital (to risk-weighted assets)	18.50	19.58	18.58	17.51	18.00
Total capital (to risk-weighted assets)	19.38	20.47	19.76	18.76	19.13

Asset Quality Ratios
Non-performing loans as a percentage of loans held for investment, net	0.12%	0.15%	1.02%	0.55%	0.71%
Non-performing assets as a percentage of total assets	0.10	0.12	0.73	0.42	0.57
Allowance for loan losses as a percentage of gross loans held for investment	0.55	0.59	0.88	0.91	0.80
Net (recoveries) charge-offs to average loans receivable, net	(0.00)	(0.05)	(0.00)	(0.01)	(0.02)

(1)	Non-interest expense as a percentage of net interest income and non-interest income.

Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders will be held virtually by means of remote communication on Tuesday, November 28, 2023 at 11:00 a.m. (Pacific). A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders.

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

Board of Directors and Senior Officers

Board of Directors	Senior Officers

Bruce W. Bennett	Provident Financial Holdings, Inc.
Retired Health Care Executive
Private Investor	Craig G. Blunden
Chairman and Chief Executive Officer
Craig G. Blunden
Chairman and Chief Executive Officer	Donavon P. Ternes
Provident Financial Holdings, Inc.	President, Chief Operating Officer,
Provident Bank	Chief Financial Officer, and
Corporate Secretary
Judy A. Carpenter
Head of Medical Network Operations	Provident Bank
Akido Labs, Inc.
Craig G. Blunden
Debbi H. Guthrie	Chairman and Chief Executive Officer
Retired Executive
Raincross Hospitality Corporation	Deborah L. Hill
Senior Vice President
Kathy M. Michalak	Chief Human Resources and
Former Executive Director	Administrative Officer
Habitat for Humanity Riverside
Robert “Scott” Ritter
Roy H. Taylor	Senior Vice President
Retired Executive	Single-Family Division
Hub International of California, Inc.
Lilian Salter
William E. Thomas, Esq.	Senior Vice President
Executive Vice President and General Counsel	Chief Information Officer
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