Form 10-K, Exhibit 13
period 2024-06-30
PROVIDENT FINANCIAL HOLDINGS INC
filed 2024-08-30
CIK 1010470

EXHIBIT 13

2024 Annual Report to Stockholders

2024 Annual Report

Message From the Chairman

Dear Shareholders:

I am pleased to forward our Annual Report for fiscal 2024 highlighting our financial results. Last year at this time, it was noted in the Chairman’s Message that, “Current general economic conditions do not seem to be improving and the Federal Open Market Committee (“FOMC”) has responded to higher inflation data by raising the federal funds rate to the highest level in 22 years and at the quickest pace in 40 years.” A year later and inflation numbers are finally starting to decline in a consistent manner. Like many others, we began the 2024 calendar year believing that rate cuts were likely and there would be multiple rate cuts in the year. Today, we are more than half way through the year and we are still waiting for the rate cuts to materialize. But we may finally start to see some rate relief as the FOMC has recently signaled that inflation is declining, which would allow for a less restrictive monetary policy. Throughout this last fiscal year, we have continued to be good stewards of our capital by executing a strategy that called for us to slow growth in a potential recessionary environment and work to ensure strong credit quality. This conservative credit culture has served us well in the past and continues to do so in the present, particularly in light of the elevated credit risk around commercial real estate loans.

Fiscal 2024

Overall, our fiscal 2024 financial results, described in the following Financial Highlights, reflected a decline in both net income and total assets compared to the prior year. Throughout fiscal 2024, operating conditions were challenging with the macroeconomic headwinds of an inverted yield curve, higher interest rates, high inflation, rising unemployment rates and modest gross domestic product growth. As a result, the Bank made the strategic decision to restrict loan growth and took a defensive position with the balance sheet, resulting in a lower balance of loans held for investment, but thereby limiting new exposures to credit risk. In addition, the deposit environment was highly competitive and depositors were actively seeking higher rates for their deposits. This resulted in a decline in our total deposits and an increase in our interest expense as we were competing to retain those relationships or replace them with higher cost funding sources.

Last year, we described that our fiscal 2024 Business Plan forecast disciplined growth in loans held for investment, growth in retail deposits (primarily core deposits), control of operating expenses, and sound capital management decisions. The Business Plan was predicated on the forecast of gradual rate cuts by the FOMC and the beginning of the return to a normally sloped yield curve.

But when the rate environment we envisioned did not materialize, we deviated from the Business Plan as it relates to loan growth.  Loan originations and purchases for the held for investment portfolio were $75.5 million in fiscal 2024, a 68 percent decrease from the fiscal 2023 volume, and loan prepayments exceeded new loan origination volume resulting in a two percent decrease in loans held for investment. On the funding side, core deposits decreased by $115.1 million or 16 percent at June 30, 2024 from the same date last year as a result of depositors moving funds into higher yielding investment opportunities and were partially replaced with brokered certificates of deposit such that total deposits declined by seven percent. Operating expenses for fiscal 2024 increased by approximately one percent from the prior year resulting from the inflationary environment but were well-controlled. Last year, we mentioned our intent to expand our contingency funding sources and successfully executed that plan by increasing total borrowing capacity from all sources by approximately seven percent in comparison to the prior fiscal year. In addition, we paid a quarterly cash dividend of $0.14 per share in fiscal 2024 while repurchasing approximately 197,000 shares of our common stock under the stock repurchase plans. Our capital management activities resulted in an approximately 88 percent distribution of fiscal 2024 net income.

Fiscal 2025

Similar to fiscal 2024, we plan to emphasize measured growth in loans held for investment; the continued growth of retail deposits; disciplined control of operating expenses where we continue to improve operating efficiencies; and sound capital management decisions. We believe this is reasonable in a less restrictive monetary policy environment, where elevated interest rates and the inverted yield curve begin to reverse course and normalize. We currently plan to return capital to shareholders in the form of cash dividends and believe that maintaining our cash dividend is very important to shareholders. We also recognize that prudent capital returns through stock repurchase programs is an essential capital management tool that we will continue to use as a component of our capital management strategy. We remain committed to single-family, multi-family, and commercial real estate mortgage lending as our primary sources of asset growth and we will redeploy cash flows from investment securities to support the growth of our loan portfolio. Since we suspect that we are on the cusp of interest rate cuts by the FOMC, we believe there will be adjustments to the yield curve that will better support loan growth in the balance sheet at a lower cost of funds, and likely expansion in our net interest margin. This strategy is intended to improve core revenue, over time, through a higher net interest margin, higher net interest income and ultimately, coupled with the growth of the Company, an increase in net income.

A Final Word

As I think about the upcoming year framed by recent operating conditions, the word that comes to mind is resilience. The last few years have seen the world recovering from a once in a lifetime pandemic, banking industry turmoil in terms of elevated liquidity, interest rate and commercial real estate credit risks, and the highest rate of inflation in over 40 years. I would like to share a quote that I believe is apropos to our experience. “Everyone experiences tough times; it is a measure of your determination and dedication how you deal with them and how you can come through them.” – Lakshmi Mittal (Executive Chairman for ArcelorMittal, the world’s second largest steelmaking company). As we look to the next fiscal year, I want to assure you that we are determined and dedicated. We adjust our operating strategies on an ongoing basis to overcome challenging conditions but not in a way that jeopardizes our long-term viability in exchange for short-term profitability. In this competitive environment, we understand we need to balance profitability against risks, but believe that moving further out on the risk curve within our core competencies is warranted at this time given our strong financial foundation and general outlook for improving operating conditions. But we will not move away from our community banking roots or from serving the families and small businesses of the Inland Empire, moreover we will celebrate and continue to expand on that heritage.

In closing, I would like to recognize and thank our staff of banking professionals and Directors for their dedication to Provident. We could not operate our business without their loyalty and dedication.

I would also like to express my appreciation to our customers, shareholders, and the communities we serve. To all of you, thank you for your continued patronage and support. We recognize that our continued success is inextricably linked to each of you and is dependent upon your ongoing support.

Sincerely,

/s/ Craig G. Blunden
Craig G. Blunden
Chairman of the Board of Directors

Financial Highlights

The following tables set forth information concerning the consolidated financial position and results of operations of the Corporation and its subsidiary at the dates and for the periods indicated.

	At or For The Year Ended June 30,
(In Thousands, Except Per Share Information)	2024	2023	2022	2021	2020
FINANCIAL CONDITION DATA:
Total assets	$1,272,200	$1,332,948	$1,187,038	$1,183,596	$1,176,837
Loans held for investment, net	1,052,979	1,077,629	939,992	850,960	902,796
Cash and cash equivalents	51,376	65,849	23,414	70,270	116,034
Investment securities	131,900	156,492	188,421	226,893	123,344
Deposits	888,348	950,571	955,504	937,973	892,969
Borrowings	238,500	235,009	85,000	100,983	141,047
Stockholders’ equity	129,941	129,687	128,650	127,280	123,976
Book value per share	18.98	18.41	17.66	16.88	16.67

OPERATING DATA:
Interest income	$54,730	$45,992	$34,730	$35,201	$42,456
Interest expense	19,807	9,007	3,135	4,562	6,055
Net interest income	34,923	36,985	31,595	30,639	36,401
(Recovery of) provision for credit losses	(63)	374	(2,462)	(708)	1,119
Net interest income after (recovery of) provision for credit losses	34,986	36,611	34,057	31,347	35,282
Loan servicing and other fees	337	414	1,056	1,170	819
(Loss) gain on sale of loans, net	(66)	124	40	(103)	(132)
Deposit account fees	1,154	1,296	1,302	1,247	1,610
Card and processing fees	1,384	1,525	1,639	1,605	1,454
Other non-interest income	1,132	716	679	654	769
Operating expenses	28,540	28,270	25,915	25,733	28,900
Income before income taxes	10,387	12,416	12,858	10,187	10,902
Provision for income taxes	3,036	3,824	3,765	2,626	3,213
Net income	$7,351	$8,592	$9,093	$7,561	$7,689
Basic earnings per share	$1.06	$1.20	$1.23	$1.01	$1.03
Diluted earnings per share	$1.06	$1.19	$1.22	$1.00	$1.01
Cash dividend per share	$0.56	$0.56	$0.56	$0.56	$0.56

Financial Highlights

	At or For The Year Ended June 30,
	2024	2023	2022	2021	2020
KEY OPERATING RATIOS:

Performance Ratios
Return on average assets	0.57%	0.68%	0.76%	0.64%	0.69%
Return on average stockholders’ equity	5.62	6.58	7.14	6.05	6.26
Interest rate spread	2.62	2.92	2.69	2.62	3.30
Net interest margin	2.78	2.99	2.72	2.66	3.36
Average interest-earning assets to average interest- bearing liabilities	110.28	110.27	110.67	110.78	111.32
Operating expenses as a percentage of average total assets	2.22	2.23	2.17	2.18	2.59
Efficiency ratio(1)	73.44	68.85	71.37	73.08	70.62
Stockholders’ equity to total assets ratio	10.21	9.73	10.84	10.75	10.53
Dividend payout ratio	52.83	47.06	45.88	55.83	55.45

The Bank's Regulatory Capital Ratios
Tier 1 leverage capital (to adjusted average assets)	10.02%	9.59%	10.47%	10.19%	10.13%
CET1 capital (to risk-weighted assets)	19.29	18.50	19.58	18.58	17.51
Tier 1 capital (to risk-weighted assets)	19.29	18.50	19.58	18.58	17.51
Total capital (to risk-weighted assets)	20.38	19.38	20.47	19.76	18.76

Asset Quality Ratios
Non-performing loans as a percentage of loans held for investment, net	0.25%	0.12%	0.15%	1.02%	0.55%
Non-performing assets as a percentage of total assets	0.20	0.10	0.12	0.73	0.42
Allowance for credit losses as a percentage of gross loans held for investment	0.67	0.55	0.59	0.88	0.91
Net (recoveries) charge-offs to average loans receivable, net	—	—	(0.05)	—	(0.01)

(1)	Operating expenses as a percentage of net interest income and non-interest income.

Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders will be held virtually by means of remote communication on Thursday, November 21, 2024 at 11:00 a.m. (Pacific). A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders.

CORPORATE OFFICE

Provident Financial Holdings, Inc.

3756 Central Avenue

Riverside, CA 92506

(951) 686-6060

INTERNET ADDRESS

www.myprovident.com

SPECIAL COUNSEL

Breyer & Associates PC

8180 Greensboro Drive, Suite 785

McLean, VA 22102

(703) 883-1100

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP

695 Town Center Drive, Suite 1000

Costa Mesa, CA 92626-7188

(714) 436-7100

TRANSFER AGENT

First Class/Registered/Certified Mail:
Computershare Investor Services P.O. Box 43006 Providence, RI 02940-3006

Courier Services/Overnight:
Computershare Investor Services 150 Royall Street Canton, MA 02021

MARKET INFORMATION

Provident Financial Holdings, Inc. is traded on the NASDAQ Global Select Market under the symbol PROV.

FINANCIAL INFORMATION

Requests for copies of the Form 10-K and Forms 10-Q filed with the Securities and Exchange Commission should be directed in writing to:

Tam B. Nguyen

Senior Vice President and Chief Financial Officer

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

Board of Directors and Senior Officers

Board of Directors	Senior Officers

Craig G. Blunden	Provident Financial Holdings, Inc.
Chairman of the Board of Directors
Provident Financial Holdings, Inc.	Donavon P. Ternes
Provident Bank	President and Chief Executive Officer

Judy A. Carpenter	Tam B. Nguyen
Head of Medical Network Operations	Senior Vice President
Akido Labs	Chief Financial Officer and
Corporate Secretary
Debbi H. Guthrie
Retired Executive	Provident Bank
Raincross Hospitality Corporation
Donavon P. Ternes
Brian N. Hawley	President and Chief Executive Officer
Chief Executive Officer
Luminex Software, Inc.	Tam B. Nguyen
Senior Vice President
Kathy M. Michalak	Chief Financial Officer and
Former Executive Director	Corporate Secretary
Habitat for Humanity Riverside
Robert “Scott” Ritter
William E. Thomas, Esq.	Senior Vice President
Executive Vice President and General Counsel	Single-Family Division
The KPC Group
Lilian Salter
Matthew E. Webb	Senior Vice President
President and Chief Executive Officer	Chief Information Officer
Albert A. Webb Associates
David S. Weiant Senior Vice President Chief Lending Officer Gwendolyn L. Wertz Senior Vice President Retail Banking Division

Provident Locations

RETAIL BANKING CENTERS

Blythe	Moreno Valley
350 E. Hobson Way	12460 Heacock Street
Blythe, CA 92225	Moreno Valley, CA 92553
(760) 922-6105	(951) 242-3149
Canyon Crest	Orangecrest
5225 Canyon Crest Drive, Suite 30	19348 Van Buren Boulevard, Suite 119
Riverside, CA 92507	Riverside, CA 92508
(951) 781-8080	(951) 780-7170
Corona	Rancho Mirage
487 Magnolia Avenue, Suite 101	71991 Highway 111
Corona, CA 92879	Ranch Mirage, CA 92270
(951) 270-2926	(760) 340-5644
Downtown Business Center	Redlands
4001 Main Street	125 E. Citrus Avenue
Riverside, CA 92501	Redlands, CA 92373
(951) 682-3272	(909) 793-2992
Hemet	Sun City
1690 E. Florida Avenue	27010 Sun City Boulevard
Hemet, CA 92544	Sun City, CA 92586
(951) 658-7224	(951) 679-2301
Home Office	Temecula
6570 Magnolia Avenue	40705 Winchester Road, Suite 6
Riverside, CA 92506	Temecula, CA 92591
(951) 782-6177	(951) 296-2429
La Sierra
3312 La Sierra Avenue, Suite 105
Riverside, CA 92503
(951) 353-9897

Customer Information 1-800-442-5201 or www.myprovident.com

Corporate Office

3756 Central Avenue, Riverside, CA 92506

(951) 686-6060

www.myprovident.com

NASDAQ Global Select Market - PROV