Form 10-K, Exhibit 13
period 2025-06-30
PROVIDENT FINANCIAL HOLDINGS INC
filed 2025-08-29
CIK 1010470

EXHIBIT 13

2025 Annual Report to Stockholders

2025 Annual Report

Message From the Chairman

Dear Shareholders:

I am pleased to forward our Annual Report for fiscal 2025 highlighting our financial results. Last year I noted in the Chairman’s Message that we were looking forward to “a less restrictive monetary policy environment, where elevated interest rates and the inverted yield curve begin to reverse course and normalize.” A year later we do see significant progress in the Federal Open Market Committee’s (“FOMC”) efforts to reduce inflation, while not causing a meaningful downturn in the economy. Gross Domestic Product (“GDP”) has continued its expansion and the labor market has been resilient. However, the inverted yield curve persists. The current uncertainty with tariff policy has paused monetary policy easing as trade negotiations unfold and while the FOMC evaluates its economic impact. More uncertainty was added with the recently passed One Big Beautiful Bill Act of 2025 (“OBBBA”). While designed to stimulate the economy in the short term, the OBBBA is projected to increase the federal deficit over the next decade. One of the negative implications of a large federal deficit is higher long-term interest rates. As we enter fiscal 2026, the market is expecting the easing of monetary policy to resume later this calendar year but we are cognizant of the weaker employment data that was recently released and its potential downstream impact on the economy. We are also observing some weaknesses in the California real estate market. After years of being a seller’s market, real estate prices have experienced year-over-year declines in certain markets. Home affordability in California, and in many parts of the country, are at a record low. With high prices coupled with elevated interest rates and market uncertainties, it is inevitable that the housing market takes a breather. We are hopeful it is nothing more. In any case, we are well positioned for whatever comes. We have a strong capital position and pristine credit quality. Our credit culture has served us well in the past and continues to do so in the present, placing the Company in the top tiers of all credit metrics. Our goal is to be good stewards of our capital by executing a strategy of disciplined, sustainable growth, conservative credit underwriting, and consistent returns of capital to our shareholders.

Fiscal 2025

Last year, I described that our fiscal 2025 Business Plan reflected measured growth in loans and retail deposits, disciplined control of operating expenses, and sound capital management. Our fiscal 2025 financial results, described in the following Financial Highlights, were mixed, reflecting a decline in both net income and total assets compared to the prior year.

During fiscal 2025, the FOMC began implementing looser monetary policy. As the yield curve began to normalize, we transitioned to a less restrictive operating strategy as our business model performs better in a flat or upwardly sloping yield curve environment. Our loan production increased 61 percent to $122 million from the prior fiscal year, but our momentum was slowed by higher-than-normal levels of loan prepayments toward the end of the fiscal year. As a result, our loans held for investment decreased by approximately one percent for the fiscal year. Deposit growth remained a challenge as the competition for deposits remained intense. Some competitors, including large banks, were offering rates that were equal to, or above, wholesale levels. We made accommodations, as appropriate, to our pricing based on our evaluation of the customer relationships, while maintaining our pricing discipline, and augmented our funding needs with higher cost certificate of deposits. Total deposits remained flat but transaction accounts decreased six percent during the fiscal year. Our net interest margin reached an inflection point and increased 15 basis points to 2.93 percent for the fiscal year. The improvement came mostly through higher loan yields as loans exited their fixed rate term and generally adjusted to higher interest rates.

We continued our quarterly cash dividend of $0.14 per share in fiscal 2025 while repurchasing approximately 285,000 shares of our common stock under the stock repurchase plans.

Lastly, I would be remiss if I did not mention that we have not incurred any loan charge-offs during the year. In fact, it has been over seven years since the Company reported a net charge-off for a fiscal year.

Fiscal 2026

Similar to fiscal 2025, we plan to emphasize measured growth in loans held for investment and retail deposits; disciplined control of operating expenses where we continue to improve operating efficiencies; and sound capital management practices. We believe this is reasonable and prudent in a less restrictive monetary policy environment, where elevated interest rates and the inverted yield curve begin to reverse course and normalize. We plan to continue to return capital to shareholders in the form of cash dividends and stock repurchases. The Company has a strong capital position which has withstood our internal stress tests very well supporting this strategy. We remain committed to single-family, multi-family, and commercial real estate mortgage lending as our primary sources of asset growth and we will redeploy cash flows from investment securities to support the growth of our loan portfolio.

A Final Word

This coming year, the Bank will be celebrating the 70th anniversary of its founding, serving the great city of Riverside and its surrounding communities. As many of you are aware, Provident was founded by my father, Gordon A. Blunden, in 1956. After he retired in 1990, I had the honor of assuming his place in leading the Company. It is an honor I have held for 35 years. As I reflect on the history of Provident, I am proud of our legacy as a trusted provider of banking services to our communities and, just as importantly, this organization’s dedication to our communities through service and investments. As the great businessman and philanthropist Charlie Munger once said, “Remember that reputation and integrity are your most valuable assets – and can be lost in a heartbeat.”  As we look to the next year and beyond, I want to assure you that the team at Provident is determined and dedicated to carrying on this Company’s reputation and legacy, just as we have since our founding. We will not move away from our community banking roots or from serving the families and small businesses of the Inland Empire; moreover, we will continue to celebrate and expand on that heritage.

In closing, I would like to recognize and thank our staff of banking professionals and Directors for their commitment to Provident. We could not operate our business without their loyalty and dedication. I would also like to express my appreciation to our customers, shareholders, and the communities we serve. To all of you, thank you for your continued patronage and support. We recognize that our continued success is inextricably linked to each of you and is dependent upon your ongoing support.

Sincerely,

/s/ Craig G. Blunden
Craig G. Blunden
Chairman of the Board of Directors

Financial Highlights

The following tables set forth information concerning the consolidated financial position and results of operations of the Corporation and its subsidiary at the dates and for the periods indicated.

	At or For The Year Ended June 30,
(In Thousands, Except Per Share Information)	2025	2024	2023	2022	2021
FINANCIAL CONDITION DATA:
Total assets	$1,245,613	$1,272,200	$1,332,948	$1,187,038	$1,183,596
Loans held for investment, net	1,045,745	1,052,979	1,077,629	939,992	850,960
Cash and cash equivalents	53,090	51,376	65,849	23,414	70,270
Investment securities	111,006	131,900	156,492	188,421	226,893
Deposits	888,772	888,348	950,571	955,504	937,973
Borrowings	213,073	238,500	235,009	85,000	100,983
Stockholders’ equity	128,545	129,941	129,687	128,650	127,280
Book value per share	19.54	18.98	18.41	17.66	16.88

OPERATING DATA:
Interest income	$56,624	$54,730	$45,992	$34,730	$35,201
Interest expense	21,155	19,807	9,007	3,135	4,562
Net interest income	35,469	34,923	36,985	31,595	30,639
(Recovery of) provision for credit losses	(666)	(63)	374	(2,462)	(708)
Net interest income after (recovery of) provision for credit losses	36,135	34,986	36,611	34,057	31,347
Loan servicing and other fees	419	337	414	1,056	1,170
Deposit account fees	1,112	1,154	1,296	1,302	1,247
Card and processing fees	1,265	1,384	1,525	1,639	1,605
Other non-interest income	735	1,066	840	719	551
Operating expenses	30,793	28,540	28,270	25,915	25,733
Income before income taxes	8,873	10,387	12,416	12,858	10,187
Provision for income taxes	2,618	3,036	3,824	3,765	2,626
Net income	$6,255	$7,351	$8,592	$9,093	$7,561
Basic earnings per share	$0.93	$1.06	$1.20	$1.23	$1.01
Diluted earnings per share	$0.93	$1.06	$1.19	$1.22	$1.00
Cash dividend per share	$0.56	$0.56	$0.56	$0.56	$0.56

Financial Highlights

	At or For The Year Ended June 30,
	2025	2024	2023	2022	2021
KEY OPERATING RATIOS:

Performance Ratios
Return on average assets	0.59%	0.57%	0.68%	0.76%	0.64%
Return on average stockholders’ equity	5.63	5.62	6.58	7.14	6.05
Interest rate spread	2.74	2.62	2.92	2.69	2.62
Net interest margin	2.93	2.78	2.99	2.72	2.66
Average interest-earning assets to average interest-bearing liabilities	110.38	110.28	110.27	110.67	110.78
Operating expenses as a percentage of average total assets	2.48	2.22	2.23	2.17	2.18
Efficiency ratio(1)	78.96	73.44	68.85	71.37	73.08
Stockholders’ equity to total assets ratio	10.32	10.21	9.73	10.84	10.75
Dividend payout ratio	60.22	52.83	47.06	45.88	55.83

The Bank's Regulatory Capital Ratios
Tier 1 leverage capital (to adjusted average assets)	10.11%	10.02%	9.59%	10.47%	10.19%
CET1 capital (to risk-weighted assets)	19.50	19.29	18.50	19.58	18.58
Tier 1 capital (to risk-weighted assets)	19.50	19.29	18.50	19.58	18.58
Total capital (to risk-weighted assets)	20.51	20.38	19.38	20.47	19.76

Asset Quality Ratios
Non-performing loans as a percentage of loans held for investment, net	0.14%	0.25%	0.12%	0.15%	1.02%
Non-performing assets as a percentage of total assets	0.11	0.20	0.10	0.12	0.73
Allowance for credit losses as a percentage of gross loans held for investment	0.62	0.67	0.55	0.59	0.88
Net (recoveries) charge-offs to average loans receivable, net	—	—	—	(0.05)	—

(1)	Operating expenses as a percentage of net interest income and non-interest income.

Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders will be held virtually by means of remote communication on Thursday, November 20, 2025 at 11:00 a.m. (Pacific). A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders.

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

Peter C. Fan

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

Board of Directors and Senior Officers

Board of Directors	Senior Officers

Craig G. Blunden	Provident Financial Holdings, Inc.
Chairman of the Board of Directors
Provident Financial Holdings, Inc.	Donavon P. Ternes
Provident Bank	President and Chief Executive Officer

Judy A. Carpenter	Peter C. Fan
Retired Healthcare Executive	Senior Vice President
Chief Financial Officer
Debbi H. Guthrie	Corporate Secretary
Retired Executive
Raincross Hospitality Corporation	Provident Bank

Brian N. Hawley	Donavon P. Ternes
Chief Executive Officer	President and Chief Executive Officer
Luminex Software, Inc.
Avedis “Avi” Demirdjian
Kathy M. Michalak	Senior Vice President
Former Executive Director	Chief Information Officer
Habitat for Humanity Riverside
Peter C. Fan
William E. Thomas, Esq.	Senior Vice President
Executive Vice President and General Counsel	Chief Financial Officer
The KPC Group	Corporate Secretary

Matthew E. Webb	Glee A. Harris
President and Chief Executive Officer	Senior Vice President
Albert A. Webb Associates	Human Resources

Robert “Scott” Ritter
Senior Vice President
Single-Family Division

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