Form 10-K, Exhibit 13
period 2026-06-30
PROVIDENT FINANCIAL HOLDINGS INC
filed 2026-09-02
CIK 1010470

EXHIBIT 13

2026 Annual Report to Stockholders

2026 Annual Report

Message From the Chairman

Dear Fellow Shareholders:

I am pleased to forward our Annual Report for fiscal 2026 highlighting our financial results. Last year I noted in the Chairman’s Message that “… the market is expecting the easing of monetary policy to resume later this calendar year but we are cognizant of the weaker employment data that was recently released and its potential downstream impact on the economy. We are also observing some weaknesses in the California real estate market.”  A year later, after three successive quarter-point reductions in the federal funds rate in the latter part of 2025, the Federal Open Market Committee, or FOMC, has held rates steady. At present, the market does not appear to expect additional interest rate cuts for the remainder of this year and possibly into 2027. Indeed, some market observers believe a rate hike is possible later this year. We have also seen an important shift in the bond market. The U.S. Treasury yield curve emerged from its extended inversion and returned to a more normal upward slope. As short-term rates have been anchored by the federal funds rate, longer-term bond yields have been steadily rising, further steepening the yield curve. This movement reflects continued uncertainty regarding inflation, the state of the federal budget deficit and the potential for geopolitical developments to create supply-chain or energy-related pressures.

For banks, a steeper yield curve can be beneficial. A bank’s net interest margin benefits from the widening spread between the cost of deposits and other short-term funding and yields earned on loans. New loans are being originated at higher rates, and adjustable-rate loans are repricing upward. At the same time, higher long-term rates weigh on the real estate market, especially in high cost markets such as California. Mortgage payments become ever more unaffordable for prospective buyers, while many existing homeowners remain locked into mortgages with rates well below current levels. At the current level of mortgage rates, residential purchase and refinancing activities have been curtailed. Even so, California real estate values have been resilient. Prices have generally held up well across the markets we serve, reflecting the underlying strength in the economy and limited housing supply in our local communities.

In this evolving market, one thing remains a constant: we are well positioned, supported by a strong capital position and pristine credit quality. Our long-standing credit culture has served us well and positioned the Company among the top performers across key credit quality metrics. Our goal is to remain good stewards of our capital by executing a strategy of disciplined, sustainable growth, conservative credit underwriting, and consistent returns of capital to our shareholders.

Fiscal 2026

Last year, I described that our fiscal 2026 Business Plan reflected measured growth in loans and retail deposits, disciplined control of operating expenses, and sound capital management. Our financial results, described in the following Financial Highlights, reflected improved earnings compared to the prior year, despite a moderate decline in total assets.

During fiscal 2026, as the yield curve normalized, we adjusted our strategy accordingly to support increased loan production. Following a 61 percent increase in loan production during fiscal 2025, we achieved an additional 32 percent increase in loan production in fiscal 2026. However, these production gains were fully offset by higher-than-normal levels of loan prepayments. As a result, our loans held for investment decreased by approximately one percent for the fiscal year. The deposit landscape remained challenging, as competition for deposits continued to be intense. Competitors of all sizes, including large national banks, aggressively marketed promotional deposit rates that remain elevated today, even as the FOMC lowered short-term rates in 2025. We made accommodations, as appropriate, to our pricing based on our evaluation of the customer relationships, while maintaining our pricing discipline, and augmented our funding needs with certificates of deposit and borrowings. Total deposits increased two percent during the fiscal year although transaction accounts declined three percent. Our net interest margin exceeded three percent for the year, reaching 3.09 percent, with the improvement driven primarily by the repricing of Federal Home Loan Bank advances to lower rates as they matured. Despite inflationary pressures, operating expenses increased by less than one percent for the fiscal year. Finally, we recorded no loan charge-offs during fiscal 2026 - our eighth consecutive year without reporting a net charge-off.

Returning capital to our shareholders is a priority. During fiscal 2026, we maintained our quarterly cash dividend of $0.14 per share and increased our share repurchases to approximately 344,000 shares, compared to approximately 285,000 shares in fiscal 2025.

Fiscal 2027

As we look to fiscal 2027, our priorities remain consistent: measured growth in loans and retail deposits; disciplined expense management; and sound capital management. We believe this approach is the right course in an economy that continues to expand, while recognizing the need to remain cautious amid ongoing market and geopolitical uncertainties. We expect to continue returning capital to shareholders through dividends and share repurchases while maintaining sufficient capital to support our business strategy and withstand potential losses under adverse conditions. We remain committed to single-family residential, multi-family, and commercial real estate mortgage lending as our primary sources of asset growth and our retail branch network will continue to serve as the primary source of the Bank’s funding.

A Final Word

This year, Provident proudly celebrates the 70th anniversary of its founding, serving the great city of Riverside and its surrounding communities. As the largest independent community bank headquartered in Riverside County, I am proud of our distinguished history as a trusted provider of banking services. Just as importantly, I am proud of the commitment demonstrated throughout our organization to strengthen the communities we serve through volunteer service, charitable support and community investment. As we look to the year ahead and beyond,

I want to assure you that the Board, management team and employees of Provident remain dedicated to carrying forward the Company’s reputation and legacy, just as we have since our founding. We will remain true to our community banking roots and focus on serving the families and small businesses of the Inland Empire. That heritage is central to who we are, and we intend to build on it in the years to come.

In closing, I would like to recognize and thank our employees and Directors for their commitment and service to Provident. Their efforts make our success possible. I also extend my sincere appreciation to our customers, shareholders, and the communities we serve for the confidence you place in us. Our continued success depends on the trust you place in Provident, and we are grateful for the opportunity to serve you.

Sincerely,

/s/ Craig G. Blunden

Craig G. Blunden

Chairman of the Board of Directors

Financial Highlights

The following tables set forth information concerning the consolidated financial position and results of operations of the Corporation and its subsidiary at the dates and for the periods indicated.

	At or For The Year Ended June 30,
(In Thousands, Except Per Share Information)	2026	2025	2024	2023	2022
FINANCIAL CONDITION DATA:
Total assets	$1,208,161	$1,245,613	$1,272,200	$1,332,948	$1,187,038
Loans held for investment, net	1,032,682	1,045,745	1,052,979	1,077,629	939,992
Cash and cash equivalents	49,210	53,090	51,376	65,849	23,414
Investment securities	90,523	111,006	131,900	156,492	188,421
Deposits	910,383	888,772	888,348	950,571	955,504
Borrowings	157,046	213,073	238,500	235,009	85,000
Stockholders’ equity	126,220	128,545	129,941	129,687	128,650
Book value per share	20.15	19.54	18.98	18.41	17.66

OPERATING DATA:
Interest income	$55,889	$56,624	$54,730	$45,992	$34,730
Interest expense	19,561	21,155	19,807	9,007	3,135
Net interest income	36,328	35,469	34,923	36,985	31,595
(Recovery of) provision for credit losses	(553)	(666)	(63)	374	(2,462)
Net interest income after (recovery of) provision for credit losses	36,881	36,135	34,986	36,611	34,057
Loan servicing and other fees	583	419	337	414	1,056
Deposit account fees	1,067	1,112	1,154	1,296	1,302
Card and processing fees	1,203	1,265	1,384	1,525	1,639
Other non-interest income	873	735	1,066	840	719
Operating expenses	30,971	30,793	28,540	28,270	25,915
Income before income taxes	9,636	8,873	10,387	12,416	12,858
Provision for income taxes	2,981	2,618	3,036	3,824	3,765
Net income	$6,655	$6,255	$7,351	$8,592	$9,093
Basic earnings per share	$1.04	$0.93	$1.06	$1.20	$1.23
Diluted earnings per share	$1.03	$0.93	$1.06	$1.19	$1.22
Cash dividend per share	$0.56	$0.56	$0.56	$0.56	$0.56

Financial Highlights

	At or For The Year Ended June 30,
	2026	2025	2024	2023	2022
KEY OPERATING RATIOS:

Performance Ratios
Return on average assets	0.55%	0.50%	0.57%	0.68%	0.76%
Return on average stockholders’ equity	5.17	4.79	5.62	6.58	7.14
Interest rate spread	2.91	2.74	2.62	2.92	2.69
Net interest margin	3.09	2.93	2.78	2.99	2.72
Average interest-earning assets to average interest-bearing liabilities	110.61	110.38	110.28	110.27	110.67
Operating expenses as a percentage of average total assets	2.57	2.48	2.22	2.23	2.17
Efficiency ratio(1)	77.32	78.96	73.44	68.85	71.37
Stockholders’ equity to total assets ratio	10.45	10.32	10.21	9.73	10.84
Dividend payout ratio	54.37	60.22	52.83	47.06	45.88

The Bank's Regulatory Capital Ratios
Tier 1 leverage capital (to adjusted average assets)	10.30%	10.11%	10.02%	9.59%	10.47%
CET1 capital (to risk-weighted assets)	19.41	19.50	19.29	18.50	19.58
Tier 1 capital (to risk-weighted assets)	19.41	19.50	19.29	18.50	19.58
Total capital (to risk-weighted assets)	20.34	20.51	20.38	19.38	20.47

Asset Quality Ratios
Non-performing loans as a percentage of loans held for investment, net	0.05%	0.14%	0.25%	0.12%	0.15%
Non-performing assets as a percentage of total assets	0.04	0.11	0.20	0.10	0.12
Allowance for credit losses as a percentage of gross loans held for investment	0.57	0.62	0.67	0.55	0.59
Net (recoveries) charge-offs to average loans receivable, net	—	—	—	—	(0.05)

(1)	Operating expenses as a percentage of net interest income and non-interest income.

Shareholder Information

ANNUAL MEETING

The annual meeting of shareholders will be held virtually by means of remote communication on Thursday, November 19, 2026 at 11:00 a.m. (Pacific). A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders.

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

Board of Directors and Senior Officers

Board of Directors	Senior Officers

Craig G. Blunden	Provident Financial Holdings, Inc.
Chairman of the Board of Directors
Provident Financial Holdings, Inc.	Donavon P. Ternes
Provident Savings Bank, F.S.B.	President and Chief Executive Officer

Judy A. Carpenter	Peter C. Fan
Retired Healthcare Executive	Senior Vice President
Chief Financial Officer
Debbi H. Guthrie	Corporate Secretary
Retired Executive
Raincross Hospitality Corporation	Provident Savings Bank, F.S.B.

Brian N. Hawley	Donavon P. Ternes
Chief Executive Officer	President and Chief Executive Officer
Luminex Software, Inc.
Avedis “Avi” Demirdjian
Kathy M. Michalak	Senior Vice President
Former Executive Director	Chief Information Officer
Habitat for Humanity Riverside
Peter C. Fan
Donavon P. Ternes	Senior Vice President
President and Chief Executive Officer	Chief Financial Officer
Provident Financial Holdings, Inc.	Corporate Secretary
Provident Savings Bank, F.S.B.
Glee A. Harris
Matthew E. Webb President and Chief Executive Officer Albert A. Webb Associates	Senior Vice President Human Resources
Robert “Scott” Ritter Senior Vice President Single-Family Division

Michael S. Van Stockum Senior Vice President Chief Lending Officer

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